PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 9, 2024)	Registration No. 333-273820

Up to 33,894,518 Shares of Common Stock

Up to 21,874,907 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 13,249,907 Warrants to Purchase Common Stock

____________________________________

This prospectus supplement supplements the prospectus, dated August 9, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-273820). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 21,874,907 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock that are issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to Freedom Acquisition I, LLC (the “Sponsor”) in connection with the initial public offering of Freedom Acquisition I Corp. (“FACT”), (ii) up to 8,625,000 shares of common stock that are issuable upon the exercise of warrants (the “Public Warrants”) originally issued in the initial public offering of FACT, (iii) up to 716,668 shares of common stock that are issuable upon the exercise of warrants issued to certain selling securityholders in connection with conversion of working capital loans (the “Working Capital Warrants”) and (iv) up to 6,266,572 shares of common stock that are issuable upon the exercise of warrants issued to certain equityholders of Legacy Complete Solaria (as defined herein) received as consideration in connection with the exchange of their capital stock held in Legacy Complete Solaria (the “Merger Warrants” and together with the Private Warrants, Public Warrants and the Working Capital Warrants, the “Warrants”). We will receive the proceeds from any exercise of any Warrants for cash.

The prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 33,894,518 shares of common stock consisting of (a) up to 7,518,488 shares of common stock issued in connection with private placements pursuant to subscription agreements entered into on or around July 13, 2023, consisting of (1) 1,630,000 shares of common stock issued pursuant to private investment in public equity subscription agreements, issued at $10.00 per share, (2) 270,000 shares of common stock transferred to the selling securityholders by the Sponsor for no consideration and (3) 5,618,488 shares of common stock issued pursuant to forward purchase agreements issued at approximately $10.00 per share (collectively, the “PIPE Shares”), (b) up to 8,625,000 shares of common stock originally issued in a private placement to the Sponsor in connection with the initial public offering of FACT at a price of $0.003 per share, (c) up to 6,266,667 shares of common stock issuable upon exercise of the Private Warrants at an exercise price of $11.50 per share of common stock, (d) up to 4,501,123 shares of common stock pursuant to that certain Amended and Restated Registration Rights Agreement, July 18, 2023, between us and the selling securityholders granting such holders registration rights with respect to such shares originally issued at a price of $0.48 per share, (e) up to 716,668 shares of common stock that are issuable upon the exercise of the Working Capital Warrants at a price of $11.50 per share, and (f) up to 6,266,572 shares of common stock issuable upon exercise of the Merger Warrants at a price of $11.50 per share, and (ii) up to 13,249,907 Warrants consisting of (a) up to 6,266,667 Private Warrants, (b) up to 716,668 Working Capital Warrants and (c) up to 6,266,572 Merger Warrants. We will not receive any proceeds from the sale of shares of common stock or Warrants by the selling securityholders pursuant to the prospectus and this prospectus supplement.

The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of common stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants. We believe the likelihood that warrant holders will exercise their Warrants and therefore the amount of cash proceeds that we would receive is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of Warrants will be unlikely to exercise these warrants. In addition, to the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Warrants and Working Capital Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants and the Merger Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of common stock or Warrants. See the section titled “Plan of Distribution.”

Our common stock and Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On August 13, 2024, the last reported sales price of our common stock was $1.65 per share and the last reported sales price of our Public Warrants was $0.19 per warrant.

The number of shares of common stock being offered for resale in the prospectus and this prospectus supplement (the “Resale Securities”) exceeds the number of shares of common stock constituting our public float. The Resale Securities represent approximately 408.7% of our public float and approximately 46.6% of our outstanding shares of common stock as of July 16, 2024 (after giving effect to the issuance of shares of common stock upon exercise of the Warrants). The sale of the Resale Securities, or the perception that these sales could occur, could depress the market price of our common stock. Despite a decline in price, our selling securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which such shares were purchased as referenced above. While these selling securityholders may, on average, experience a positive rate of return based on the current market price, public securityholders may not experience a similar rate of return on the common stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of $1.48 per share on July 1, 2024, the Sponsor and other selling securityholders may receive potential profits ranging from $1.00 per share up to $1.48 per share.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 14, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-40117

COMPLETE SOLARIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	93-2279786
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

45700 Northport Loop East, Fremont, CA 94538

(Address of Principal Executive Offices) (Zip Code)

(510) 270-2507

(Registrant’s telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	CSLR	Nasdaq

Redeemable warrants, each whole warrant exercisable for one common stock	CSLRW	Nasdaq

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of August 13, 2024, 63,613,798 shares of common stock, par value $0.0001 per share, were issued and outstanding.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Quarterly Report on Form 10-Q may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our and our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

●	our ability to recognize the anticipated benefits of the Business Combination (as defined below), which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the closing of the Business Combination;

●	our financial and business performance following the Business Combination, including financial projections and business metrics;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our ability to meet the expectations of new and current customers, and our ability to achieve market acceptance for our products;

●	our expectations and forecasts with respect to market opportunity and market growth;

●	our ability to close the transactions under the “Stalking Horse” asset purchase agreement with SunPower Corporation, including as a result of our bid under such asset purchase agreement not being the winning bid or that the asset purchase agreement and related transactions not approved by the bankruptcy court;

●	our ability to leverage our acquisitions, including our ability to integrate acquired businesses, to take advantage of growth opportunities and to realize the expected benefits of such acquisitions;

●	the ability of our products and services to meet customers’ compliance and regulatory needs;

●	our ability to attract and retain qualified employees and management;

●	our ability to develop and maintain its brand and reputation;

●	developments and projections relating to our competitors and industry;

●	changes in general economic and financial conditions, inflationary pressures and the resulting impact demand, and our ability to plan for and respond to the impact of those changes;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	our future capital requirements and sources and uses of cash;

●	our ability to obtain funding for its operations and future growth; and

●	our business, expansion plans and opportunities.

Actual events or results may differ from those expressed in forward-looking statements. You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Quarterly Report on Form 10-Q primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Quarterly Report on Form 10-Q. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Quarterly Report on Form 10-Q. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Quarterly Report on Form 10-Q relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Quarterly Report on Form 10-Q to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

ii

SUMMARY RISK FACTORS

●	Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern.

●	Our business depends in part on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives or the ability to monetize them could adversely impact the business.

●	Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

●	Risks associated with a highly complex global supply chain, including from disruptions, delays, trade tensions, or shortages.

●	We rely on net metering and related policies to offer competitive pricing to customers in many of our current markets and changes to net metering policies may significantly reduce demand for electricity from residential solar energy systems.

●	We utilize a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for our solar service offerings. Any shortage, delay or component price change from these suppliers or delays and price increases associated with the product transport logistics could result in sales and installation delays, cancellations, and loss of market share.

●	We provide warranties for solar system installations, solar panels, and other system components that may negatively impact overall profitability.

●	We utilize third-party sales and installation partners whose performance could result in sales and installation delays, cancellations, and loss of market share.

●	Risks associated with solar system installation and connection delays, including the potential for recoupment or clawback of payments by financing partners.

●	Due to the general economic environment and any market pressure that would drive down the average selling prices of solar power products, among other factors, we may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund operations and make adequate capital investments as planned.

●	Our business substantially focuses on solar service agreements and transactions with residential customers.

●	We have incurred losses and may be unable to achieve or sustain profitability in the future.

●	We may not close the transactions contemplated by the SunPower Stalking Horse Asset Purchase Agreement; and we may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business.

●	Our business is concentrated in certain markets, including California, putting us at risk of region-specific disruptions.

●	We depend on a limited number of customers and sales contracts for a significant portion of revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in revenues.

●	We have identified material weaknesses in our internal controls over financial reporting. If we cannot maintain effective internal controls over financial reporting and disclosure controls and procedures, the accuracy and timeliness of our financial and operating reporting may be adversely affected, and confidence in our operations and disclosures may be lost.

iii

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

COMPLETE SOLARIA, INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands except share and per share amounts)

	As of
	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,839	$2,593
Accounts receivable, net	13,003	26,281
Inventories	2,033	3,058
Prepaid expenses and other current assets	7,140	5,817
Total current assets	24,015	37,749
Restricted cash	3,838	3,823
Property and equipment, net	4,456	4,317
Operating lease right-of-use assets	885	1,235
Other noncurrent assets	198	198
Total assets	$33,392	$47,322

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$10,995	$13,122
Accrued expenses and other current liabilities	25,832	27,870
Notes payable, net	30,377	28,657
Deferred revenue, current	1,248	2,423
Short-term debt with CS Solis	37,152	33,280
SAFE Agreement	1,000	⸺
Forward purchase agreement liabilities	6,653	3,831
Total current liabilities	113,257	109,183
Warranty provision, noncurrent	3,416	3,416
Warrant liability	7,192	9,817
Deferred revenue, noncurrent	1,055	1,055
Operating lease liabilities, net of current portion	445	664
Total liabilities	125,365	124,135

Commitments and contingencies (Note 17)

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; Authorized 1,000,000,000 and 1,000,000,000 shares as of June 30, 2024 and December 31, 2023, respectively; issued and outstanding 63,044,287, and 49,065,361 shares as of June 30, 2024 and December 31, 2023, respectively	13	7
Additional paid-in capital	288,259	277, 965
Accumulated other comprehensive loss	165	143
Accumulated deficit	(380,410)	(354,928)
Total stockholders’ (deficit) equity	(91,973)	(76,813)
Total liabilities and stockholders’ equity	$33,392	$47,322

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPLETE SOLARIA, INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands except share and per share amounts)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	June 30,	July 2,	June 30,	July 2,
	2024	2023	2024	2023
Revenues	$4,492	$25,620	$14,532	$42,297
Cost of revenues	5,384	19,607	13,141	33,434
Gross (loss) profit	(892)	6,013	1,391	8,863
Operating expenses:
Sales commissions	1,305	8,789	4,421	14,466
Sales and marketing	1,051	2,319	2,669	3,002
General and administrative	6,246	7,707	11,339	16,620
Total operating expenses	8,602	18,815	18,429	34,088
Loss from continuing operations	(9,494)	(12,802)	(17,038)	(25,225)
Interest expense	(2,324)	(3,357)	(5,892)	(6,968)
Interest income	10	9	16	17
Other income, net	(2,069)	9,384	(550)	9,701
Total other (expense) income	(4,383)	6,036	(6,426)	2,750
Loss from continuing operations before income taxes	(13,877)	(6,766)	(23,464)	(22,475)
Income tax (provision)	(10)	—	(11)	—
Net loss from continuing operations	(13,887)	(6,766)	(23,475)	(22,475)
Loss from discontinued operations, net of tax	(2,007)	(4,744)	(2,007)	(12,549)
Net loss from discontinued operations, net of taxes	(2,007)	(4,744)	(2,007)	(12,549)
Net loss	(15,894)	(11,510)	(25,482)	(35,024)
Other Comprehensive (loss) income:
Foreign currency translation adjustment	67	13	(22)	14
Comprehensive loss (net of tax)	$(15,827)	$(11,497)	$(25,504)	$(35,010)
Net loss from continuing operations per share attributable to common stockholders, basic and diluted	$(0.23)	$(0.24)	$(0.43)	$(0.81)
Net loss from discontinued operations per share attributable to common stockholders, basic and diluted	$(0.03)	$(0.17)	$(0.03)	$(0.46)
Net loss per share attributable to common stockholders, basic and diluted	$(0.26)	$(0.41)	$(0.46)	$(1.27)
Weighted-average shares used to compute net loss per share attributable to common stockholders’, basic and diluted	61,111,005	27,671,302	54,941,543	27,638,062

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPLETE SOLARIA, INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Deficit

(in thousands except number of shares)

	For the Thirteen-Weeks Ended June 30, 2024
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
Balance as of March 31, 2024	—	$—	49,096,537	$7	$279,332	$(364,516)	$98	$(85,079)
Exercise of common stock options	—	—	58,861	—	34	—	—	34
Stock-based compensation	—	—	—	—	1,229	—	—	1,229
Issuance of common stock warrants for services	—	—	—	—	1,420	—	—	1,420
Issuance of common stock upon conversion of SAFEs	—	—	13,888,889	6	6,244	—	—	6,250
Net loss	—	—	—	—	—	(15,894)	—	(15,894)
Foreign currency translation adjustment	—	—	—	—	—	—	67	67
Balance as of June 30, 2024	—	$—	63,044,287	$13	$288,259	$(380,410)	$165	$(91,973)

	For the Thirteen Weeks Ended July 2, 2023
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
Balance as of April 3, 2023, as previously reported	34,311,133	$155,630	7,097,070	$—	$36,074	$(108,887)	$28	$(72,785)
Retroactive application of recapitalization	(34,311,133)	(155,630)	12,901,743	3	155,627	—	—	155,630
Balance as of April 3, 2023, as adjusted	—	—	19,998,813	3	191,701	(108,887)	28	82,845
Exercise of common stock options	—	—	907	—	2	—	—	2
Stock-based compensation	—	—	—	—	1,020	—	—	1,020
Foreign currency translation adjustment	—	—	—	—	—	—	13	13
Net loss	—	—	—	—	—	(11,510)	—	(11,510)
Balance as of July 2, 2023, as adjusted	—	$—	19,999,720	$3	$192,723	$(120,397)	$41	$72,370

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPLETE SOLARIA, INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Deficit

(in thousands except number of shares)

	For the Twenty-Six Weeks Ended June 30, 2024
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
Balance as of December 31, 2023	—	$—	49,065,361	$7	$277,965	$(354,928)	$143	$(76,813)
Exercise of common stock options	—	—	90,037	—	60	—	—	60
Stock-based compensation	—	—	—	—	2,570	—	—	2,570
Issuance of common stock warrants for services	—	—	—	—	1,420	—	—	1,420
Issuance of common stock upon conversion of SAFEs	—	—	13,888,889	6	6,244	—	—	6,250
Net loss	—	—	—	—	—	(25,482)	—	(25,482)
Foreign currency translation adjustment	—	—	—	—	—	—	22	22
Balance as of June 30, 2024	—	$—	63,044,287	$13	$288,259	$(380,410)	$165	$(91,973)

	For the Twenty-Six Weeks Ended July 2, 2023
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
Balance as of January 1, 2023, as previously reported	34,311,133	$155,630	6,959,618	$—	$34,997	$(85,373)	$27	$(50,349)
Retroactive application of recapitalization	(34,311,133)	(155,630)	12,972,811	3	155,627	—	—	155,630
Balance as of January 1, 2023, as adjusted	—	—	19,932,429	3	190,624	(85,373)	27	105,281
Exercise of common stock options	—	—	67,291	—	57	—	—	57
Stock-based compensation	—	—	—	—	2,042	—	—	2,042
Foreign currency translation adjustment	—	—	—	—	—	—	14	14
Net loss	—	—	—	—	—	(35,024)	—	(35,024)
Balance as of July 2, 2023, as adjusted	—	$—	19,999,720	$3	$192,723	$(120,397)	$41	$72,370

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPLETE SOLARIA, INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands except number of shares)

	Twenty-Six Weeks Ended June 30, 2024	Twenty-Six- Weeks Ended July 2, 2023
Cash flows from operating activities from continuing operations
Net loss	$(25,482)	$(35,024)
Loss from discontinued operations, net of income taxes	(2,007)	(12,549)
Net loss from continuing operations	(23,475)	(22,475)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Stock-based compensation expense	2,570	742
Non-cash interest expense	2,020	3,669
Non-cash lease expense	349	484
Loss on conversion of SAFE Agreements to shares of common stock	1,250	—
Non-cash expense in connection with warrants issued for vendor services	1,639	—
Depreciation and amortization	686	403
Provision for credit losses	900	4,698
Change in reserve for excess and obsolete inventory	(1,228)	1,366
Change in fair value of forward purchase agreement liabilities	2,822	—
Change in fair value of warrant liabilities	(2,625)	(9,416)
Accretion of debt in CS Solis	3,872	1,508
Changes in operating assets and liabilities:
Accounts receivable	12,378	(8,033)
Inventories	2,311	(1,856)
Prepaid expenses and other current assets	(1,422)	(2,687)
Other noncurrent assets	—	(4,030)
Accounts payable	(2,125)	4,785
Accrued expenses and other current liabilities	(6,051)	3,368
Operating lease liabilities	(332)	(240)
Warranty provision, noncurrent	—	20
Deferred revenue	(1,176)	(89)
Net cash used in operating activities from continuing operations	(7,637)	(27,783)
Net cash provided by operating activities from discontinued operations	—	963
Net cash used in operating activities	(7,637)	(26,820)
Cash flows from investing activities from continuing operations
Purchase of property and equipment	—	(30)
Capitalization of internal-use software costs	(883)	(975)
Proceeds from sale of property and equipment	—	1
Net cash used in investing activities from continuing operations	(883)	(1,004)
Cash flows from financing activities from continuing operations
Proceeds from issuance of notes payable, net	—	14,102
Principal repayment of notes payable	(300)	(9,603)
Proceeds from issuance of convertible notes, net of issuance cost	—	21,250
Proceeds from exercise of common stock options	60	57
Investor financing deposit – related party	2,000	—
Proceeds from issuance of SAFE agreements	6,000	—
Net cash provided by financing activities from continuing operations	7,760	25,806
Effect of exchange rate changes	21	14
Net decrease in cash, cash equivalents and restricted cash	(739)	(2,004)
Cash, cash equivalents, and restricted cash at beginning of period	6,416	8,316
Cash, cash equivalents, and restricted cash at end of period	$5,677	$6,312

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$—	$1,789
Cash paid for income taxes	10	—

Supplemental disclosure of noncash financing and investing activities:
Conversion of SAFE Agreements to shares of common stock	$5,000	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

(1)	Organization

(a) Description of Business

Complete Solaria, Inc. (the “Company” or “Complete Solaria”) is a residential solar installer headquartered in Fremont, California, which was formed through Complete Solar Holding Corporation’s acquisition of The Solaria Corporation (“Solaria”).

Complete Solar, Inc. (“Complete Solar”) was incorporated in Delaware on February 22, 2010. Through February 2022, the Company operated as a single legal entity as Complete Solar, Inc. In February 2022, the Company implemented a holding company reorganization (the “Reorganization”) in which the Company created and incorporated Complete Solar Holding Corporation (“Complete Solar Holdings”). As a result of the Reorganization, Complete Solar Holdings became the successor entity to Complete Solar, Inc. The capitalization structure was not changed because of the Reorganization as all shares of Complete Solar, Inc common stock and preferred stock were exchanged on a one for one basis with shares of Complete Solar Holdings common stock and preferred stock. The Reorganization was accounted for as a change in reporting entity for entities under common control. The historical assets and liabilities of Complete Solar, Inc. were transferred to Complete Solar Holdings at their carrying value, and there were no changes to net loss, other comprehensive loss, or any related per share amounts reported in the unaudited condensed consolidated financial statements requiring retrospective application.

In October 2022, the Company entered into a business combination agreement, as amended on December 26, 2022 and January 17, 2023 (“Original Business Combination Agreement”) and as amended on May 26, 2023 (“Amended and Restated Business Combination Agreement”), with Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Freedom Acquisition I Corp. (“FACT”) (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of FACT (“Second Merger Sub”), Complete Solar Holding Corporation, a Delaware corporation, and Solaria, a Delaware corporation.

The transactions contemplated by the Amended and Restated Business Combination Agreement were consummated on July 18, 2023 (“Closing Date”). Following the consummation of the Merger on the Closing Date, FACT changed its name to “Complete Solaria, Inc.”

As part of the transactions contemplated by the Amended and Restated Business Combination Agreement, FACT effected a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the Delaware’s General Corporation Law (the “DGCL” or “Domestication”). On the Closing Date, following the Domestication, First Merger Sub merged with and into Complete Solaria, with Complete Solaria surviving such merger as a wholly owned subsidiary of FACT (the “First Merger”), and immediately following the First Merger, Complete Solaria merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of FACT (the “Second Merger”), and Second Merger Sub changed its name to CS, LLC, and immediately following the Second Merger, Solaria merged with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and changed its name to The Solaria Corporation LLC (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”).

In connection with the closing of the Mergers:

●	Each share of the Company’s capital stock, inclusive of shares converted from the 2022 Convertible Notes, issued and outstanding immediately prior to the Closing (“Legacy Complete Solaria Capital Stock”) were cancelled and exchanged into an aggregate of 25,494,332 shares of Complete Solaria Common Stock.

●	In July 2023, (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively as “Meteora”); (ii) Polar Multi-Strategy Master Fund (“Polar”), and (iii) Diametric True Alpha Market Neutral Master Fund, LP, Diametric True Alpha Enhanced Market Neutral Master Fund, LP, and Pinebridge Partners Master Fund, LP (collectively, “Sandia”) (together, the “FPA Funding PIPE Investors”) entered into separate subscription agreements (the “FPA Funding Amount PIPE Subscription Agreements”) pursuant to which, the FPA Funding PIPE Investors subscribed for on the Closing Date, an aggregate of 6,300,000 shares of FACT Class A Ordinary Shares, less, in the case of Meteora, 1,161,512 FACT Class A Ordinary Shares purchased by Meteora separately from third parties through a broker in the open market (“Recycled Shares”) in connection with Forward Purchase Agreements (“FPAs”). Subsequent to the Closing Date, Complete Solaria entered into an additional FPA Funding PIPE Subscription Agreement with Meteora, to subscribe for and purchase, and Complete Solaria agreed to issue and sell, an aggregate of 420,000 shares of Complete Solaria Common Stock. The Company issued shares of Complete Solaria Common Stock underlying the FPAs as of the latter of the closing of the Mergers or execution of the FPAs.

●	All certain investors (the “PIPE Investors”) purchased from the Company an aggregate of 1,570,000 shares of Complete Solaria Common Stock (the “PIPE Shares”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $15.7 million (the “PIPE Financing”), including $3.5 million that was funded prior to the Closing Date, pursuant to subscription agreements (the “Subscription Agreements”). At the time of the PIPE Financing, Complete Solaria issued an additional 60,000 shares to certain investors as an incentive to participate in the PIPE Financing.

●	On or around the Closing Date, pursuant to the New Money PIPE Subscription Agreements, certain investors affiliated with the New Money PIPE Subscription Agreements (“New Money PIPE Investors”) agreed to subscribe for and purchase, and Complete Solaria agreed to issue and sell to the New Money PIPE Investors an aggregate of 120,000 shares of Complete Solaria Common Stock for a purchase price of $5.00 per share, for aggregate gross proceeds of $0.6 million. Pursuant to its New Money PIPE Subscription Agreement, Complete Solaria issued an additional 60,000 shares of Complete Solaria Common Stock in consideration of certain services provided by it in the structuring of its FPA and the transactions described therein.

●	Subsequent to the Closing, Complete Solaria issued an additional 193,976 shares of Complete Solaria Common Stock to the sponsors for reimbursing sponsors’ transfer to certain counterparties and issued an additional 150,000 shares of Complete Solaria Common Stock to an FPA investor for services provided in connection with the Mergers.

●	In March 2023, holders of 23,256,504 of the originally issued 34,500,000 FACT Class A Ordinary shares exercised their rights to redeem those shares for cash, and immediately prior to the Closing there were 11,243,496 FACT Class A Ordinary Shares that remained outstanding. At the Closing, holders of 7,784,739 shares of Class A common stock of FACT exercised their rights to redeem those shares for cash, for an aggregate of approximately $82.2 million which was paid to such holders at Closing. The remaining FACT Class A Ordinary Share converted, on a one-for-one basis, into one share of Complete Solaria Common Stock.

●	Each issued and outstanding FACT Class B Ordinary Share converted, on a one-for-one basis, into one share of Complete Solaria Common Stock.

In November 2022, Complete Solar Holdings acquired Solaria and changed its name to Complete Solaria, Inc. On August 18, 2023, the Company entered into a Non-Binding Letter of Intent to sell certain of Complete Solaria’s North American solar panel assets to Maxeon, Inc. (“Maxeon”). In October 2023, the Company completed the sale of its solar panel business to Maxeon. Refer to Note 1(b) – Divestiture and Note 7 – Divestiture.

(b) Divestiture

In October 2023, the Company completed the sale of its solar panel business to Maxeon, pursuant to the terms of the Asset Purchase Agreement (the “Disposal Agreement”). Under the terms of the Disposal Agreement, Maxeon agreed to acquire certain assets and employees of Complete Solaria, for an aggregate purchase price of approximately $11.0 million consisting of 1,100,000 shares of Maxeon ordinary shares. As of December 31, 2023, the Company sold all its Maxeon shares and recorded a loss of $4.2 million in its unaudited condensed consolidated statements of operations and comprehensive loss within loss from continuing operations.

This divestiture represented a strategic shift in Complete Solaria’s business and qualified as held for sale and as a discontinued operation. Based on the held for sale classification of the assets, the Company reduced the carrying value of the disposal group to its fair value, less its cost to sell and recorded an impairment loss associated with the held for sale intangible assets and goodwill. As a result, the Company classified the results of its solar panel business in discontinued operations in its unaudited condensed consolidated statements of operations and comprehensive loss for all periods presented. The cash flows related to discontinued operations were segregated from continuing operations within the unaudited condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, discussion within the notes to the unaudited condensed consolidated financial statements relates to continuing operations only and excludes the historical activities of the North American panel business. See Note 7 – Divestiture for additional information.

(c) Liquidity and Going Concern

Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred net losses from continuing operations of $13.9 million and $6.8 million, during the thirteen-weeks ended June 30, 2024 and July 2, 2023, respectively, net losses from continuing operations of $23.5 million and $22.5 million, during the twenty-six weeks ended June 30, 2024 and July 2, 2023, respectively, and had an accumulated deficit of $380.4 million and current debt of $67.5 million as of June 30, 2024. The Company had cash and cash equivalents of $1.8 million as of June 30, 2024. The Company believes that its operating losses and negative operating cash flows will continue into the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to obtain additional funding and restructure its current debt, as summarized below under Note 20 – Subsequent Events. Historically, the Company’s activities have been financed through private placements of equity securities, debt and proceeds from the Merger. If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects. While the Company has been able to raise multiple rounds of financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Therefore, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that these unaudited condensed consolidated financial statements have been issued. The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

(d) Notices of Delisting from NASDAQ

On April 16, 2024, the Company received written notice (“NASDAQ Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The NASDAQ Notice does not impact the listing of the Company’s common stock on The Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of ten consecutive business days before October 14, 2024. The Company satisfied this requirement during the thirteen week period ended June 30, 2024. On June 3, 2024, the Company received written notice from the Nasdaq notifying the Company that it had regained compliance with the minimum bid price requirement.

Also on April 16, 2024, the Company received a letter (“NASDAQ Letter”) from the staff at Nasdaq notifying the Company that, for the 30 consecutive trading days prior to the date of the NASDAQ Letter, the Company’s common stock had traded at a value below the minimum $50,000,000 “Market Value of Listed Securities” (“MVLS”) requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A), which is required for continued listing of the Company’s common stock on The Nasdaq Global Market. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until October 14, 2024, to regain compliance. The NASDAQ Letter notes that to regain compliance, the Company’s common stock must trade at or above a level such that the Company’s MVLS closes at or above $50,000,000 for a minimum of ten consecutive business days during the compliance period, which ends October 14, 2024. The NASDAQ Letter further notes that if the Company is unable to satisfy the MVLS requirement prior to such date, the Company may be eligible to transfer the listing of its securities to The Nasdaq Capital Market (provided that the Company then satisfies the requirements for continued listing on that market).

If the Company does not regain compliance by October 14, 2024, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel.

The Company is actively monitoring the Company’s MVLS and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS requirement. While the Company is exercising diligent efforts to maintain the listing of its securities on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the Unites States of America (“GAAP” or “U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, as well as related disclosure of contingent assets and liabilities. Significant estimates and assumptions made by management include, but are not limited to, the determination of:

●	The allocation of the transaction price to identified performance obligations;

●	Fair value of warrant liabilities;

●	The fair value of the forward purchase agreements; and

●	The reserve methodology for inventory obsolescence;

●	The reserve methodology for product warranty;

●	The reserve methodology for the allowance for credit losses;

●	The measurement of stock-based compensation.

To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The Company has assessed the impact and management is not aware of any specific events or circumstances that required an update to the Company’s estimates and assumptions or materially affected the carrying value of the Company’s assets or liabilities as of the date of issuance of this report. These estimates may change as new events occur and additional information is obtained.

(c)	Segment Information

The Company conducts its business in one operating segment that provides custom solar solutions through a standardized platform to its residential solar providers and companies to facilitate the sale and installation of solar energy systems under a single product group. The Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker (“CODM”). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated Company. All the Company’s long-lived assets are maintained in the United States of America.

(d)	Concentration of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are on deposit with major financial institutions. Such deposits may be in excess of insured limits from time to time. The Company believes that the financial institutions that hold the Company’s cash are financially sound, and accordingly, minimum credit risk exists with respect to these balances. The Company has not experienced any losses due to institutional failure or bankruptcy. The Company’s customers consist primarily of residential homeowners. The Company performs credit evaluations of its customers and generally does not require collateral for sales on credit. Many residential customers finance the transaction through third-party financing entities from whom the Company collects the receivable. The Company reviews accounts receivable balances to determine if any receivables will potentially be uncollectible and includes any amounts that are determined to be uncollectible in the allowance for credit losses. As of June 30, 2024, two entities had an outstanding balance that represented 18% and 16% of the total accounts receivable balance. As of December 31, 2023, two entities had an outstanding balance that represented 38% and 16% of the total accounts receivable balance.

Concentration of customers

No customers represented more than 10% of gross revenues from continuing operations for the thirteen and twenty-six weeks ended June 30, 2024 and July 2, 2023.

Concentration of suppliers

For the thirteen-weeks ended June 30, 2024, three suppliers represented 53%, 17% and 14%, of the Company’s inventory purchases. For the twenty-six weeks ended June 30, 2024, one supplier represented 83% of the Company’s inventory purchases. For the thirteen-weeks and twenty-six weeks ended July 2, 2023, one supplier represented 91% and 87% of the Company’s inventory purchases, respectively.

(e)	Cash and Cash Equivalents

The Company considers all highly liquid securities that mature within three months or less from the original date of purchase to be cash equivalents. The Company maintains the majority of its cash balances with commercial banks in interest bearing accounts. Cash and cash equivalents include cash held in checking and savings accounts and money market accounts consisting of highly liquid securities with original maturity dates of three months or less from the original date of purchase.

(f)	Restricted Cash

The Company classifies all cash for which usage is limited by contractual provisions as restricted cash. The restricted cash balance was $3.8 million, at each of June 30, 2024 and December 31, 2023. Restricted cash consists of deposits in money market accounts, which is used as cash collateral backing letters of credit related to customs duty authorities’ requirements. The Company has presented these balances under restricted cash, as a long-term asset, in its unaudited condensed consolidated balance sheets. The Company reconciles cash, cash equivalents, and restricted cash reported in the unaudited condensed consolidated balance sheets that aggregate to the beginning and ending balances shown in the unaudited condensed consolidated statements of cash flows as follows (in thousands):

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$1,839	$2,593
Restricted cash	3,838	3,823
Total cash, cash equivalents and restricted cash	$5,677	$6,416

(g)	Revenue Recognition

Disaggregation of revenue

Refer to the table below for the Company’s revenue recognized by product and service type (in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	June 30,	July 2	June 30,	July 2,
	2024	2023	2024	2023
Solar energy system installations	$4,474	$24,753	$14,396	$40,596
Software enhanced services	18	867	136	1,701
Total revenue	$4,492	$25,620	$14,532	$42,297

All of the Company’s revenue recognized by geography based on the location of the customer for the thirteen week and twenty-six week periods ended June 30, 2024 and July 2, 2023 was in the United States.

Remaining performance obligations

The Company has elected the practical expedient not to disclose remaining performance obligations for contracts that are less than one year in length. As of June 30, 2024, the Company has deferred $1.1 million associated with a long-term service contract. As of December 31, 2023, the Company has deferred $1.2 million associated with a long-term service contract, which will be recognized evenly through 2028.

Incremental costs of obtaining customer contracts

Incremental costs of obtaining customer contracts consist of sales commissions, which are costs paid to third-party vendors who source residential customer contracts for the sale of solar energy systems by the Company. The Company defers sales commissions and recognizes expense in accordance with the timing of the related revenue recognition. Amortization of deferred commissions is recorded as sales commissions in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss. As of June 30, 2024 and December 31, 2023, deferred commissions were $6.2 million and $4.2 million, respectively, which were included in prepaid expenses and other current assets in the accompanying unaudited condensed consolidated balance sheets.

Deferred revenue

The Company typically invoices its customers upon completion of set milestones, generally upon installation of the solar energy system with the remaining balance invoiced upon passing final building inspection. Standard payment terms to customers range from 30 to 60 days. When the Company receives consideration, or when such consideration is unconditionally due, from a customer prior to delivering goods or services to the customer under the terms of a customer agreement, the Company records deferred revenue. As installation projects are typically completed within 12-months, the Company’s deferred revenue is reflected in current liabilities in the accompanying unaudited condensed consolidated balance sheets. The amount of revenue recognized during the twenty-six week period ended June 30, 2024 that was included in deferred revenue at the beginning of the period was $1.9 million. The amount of revenue recognized during the twenty-six week period ended July 2, 2023 that was included in deferred revenue at the beginning of the period was $2.8 million.

(h)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial assets and liabilities held by the Company measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023 include the warrant liabilities, SAFE Agreements and FPA liabilities.

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate their fair value because of their short-term nature (classified as Level 1).

Certain warrant liabilities, SAFE agreements, and FPA liabilities are measured at fair value using Level 3 inputs. The Company records subsequent adjustments to reflect the increase or decrease in estimated fair value at each reporting date within the unaudited condensed consolidated statements of operations and comprehensive loss as a component of other (expense) income, net.

(i)	Direct Offering Costs

Direct offering costs represent legal, accounting and other direct costs related to the Mergers, which was consummated in July 2023. In accounting for the Mergers, direct offering costs of approximately $5.7 million were reclassified to additional paid-in capital and netted against the Mergers proceeds received upon close. As of June 30, 2024 and December 31, 2023, the Company had no deferred offering costs included within prepaid expenses and other current assets in its unaudited condensed consolidated balance sheets.

(j)	Warrant Liabilities

The Company accounts for its warrant liabilities in accordance with the guidance in ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, under which the warrants that do not meet the criteria for equity classification and must be recorded as liabilities. The warrant liabilities are measured at fair value at inception and at each reporting date in accordance with the guidance in ASC 820, Fair Value Measurement, with any subsequent changes in fair value recognized in other (expense) income, net on the unaudited condensed consolidated statements of operations and comprehensive loss. Refer to Note 3 – Fair Value Measurements and Note 12 – Warrants.

(k)	Forward Purchase Agreements

The Company accounts for its FPAs in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity, as the agreements embody an obligation to transfer assets to settle a forward contract. The FPA liabilities are measured at fair value at inception and at each reporting date in accordance with the guidance in ASC 820, Fair Value Measurement, with any subsequent changes in fair value recognized in other (expense) income, net on the unaudited condensed consolidated statements of operations and comprehensive loss. Refer to Note 3 – Fair Value Measurements and Note 5 – Forward Purchase Agreements.

(l)	Net Loss Per Share

The Company computes net loss per share following ASC 260, Earnings Per Share. Basic net loss per share is measured as the income or loss available to common stockholders divided by the weighted average common shares outstanding for the period. Diluted net loss per share presents the dilutive effect on a per-share basis from the potential exercise of options, SAFE agreements and/or warrants. The potentially dilutive effect of options, SAFE agreements or warrants are computed using the if-converted method. Securities that potentially have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the diluted loss per share calculation.

(m)	Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. The Company is currently evaluating ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The objective of ASU 2023-09 is to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. ASU 2023-09 is effective for public companies starting in annual periods beginning after December 15, 2024. The Company is currently evaluating ASU 2023-09.

(3)	Fair Value Measurements

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value, on a recurring basis (in thousands):

	As of June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial Liabilities
Carlyle warrants	$—	$—	$6,646	$6,646
Public warrants	302	—	—	302
Private placement warrants	—	219	—	219
Working capital warrants	—	25	—	25
Forward purchase agreement liabilities	—	—	6,653	6,653
SAFE Agreements	—	—	1,000	1,000
Total	$302	$244	$14,299	$14,845

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial Liabilities
Carlyle warrants	$—	$—	$9,515	$9,515
Public warrants	167	—	—	167
Private placement warrants	—	122	—	122
Working capital warrants	—	14	—	14
Replacement warrants	–	–	1,310	1,310
Forward purchase agreement liabilities	—	—	3,831	3,831
Total	$167	$136	$14,656	$14,959

Carlyle Warrants

As part of the Company’s amended and restated warrant agreement with CRSEF Solis Holdings, LLC and its affiliates (“Carlyle”), the Company issued Carlyle a warrant to purchase shares of Complete Solaria Common Stock at a price per share of $0.01. Refer to Note 12 – Warrants for further details. The Company valued the warrants based on a Black-Scholes Option Pricing Method, which included the following inputs:

	June 30, 2024	December 31, 2023
Expected term	6.05 years	7.0 years
Expected volatility	60.8%	77.0%
Risk-free interest rate	4.33%	3.92%
Expected dividend yield	0.0%	0.0%

Public, Private Placement and Working Capital Warrants

The public, private placement and working capital warrants are measured at fair value on a recurring basis. The public warrants were valued based on the closing price of the publicly traded instrument. The private placement and working capital warrants were valued using observable inputs for similar publicly-traded instruments.

Forward Purchase Agreement Liabilities

The FPA liabilities are measured at fair value on a recurring basis using a Monte Carlo simulation analysis. The expected volatility is determined based on the historical equity volatility of comparable companies over a period that matches the simulation period, which included the following inputs:

	June 30, 2024	December 31, 2023
VWAP stock price	$1.15	$1.66
Simulation period	1.05 years	1.55 years
Risk-free interest rate	5.07%	4.48%
Volatility	107.0%	95.0%

SAFE Agreement

The Company concluded that the carrying value of the Third SAFE Agreement approximates the fair value based upon its conversion features and management’s expectation that the Third SAFE Agreement will convert to shares of the Company’s common stock during 2024.

Replacement Warrants

There were no replacement warrants as of June 30, 2024. The Company valued the Replacement Warrants as of December 31, 2023, based on a Black-Scholes Option Pricing Method, which included the following inputs:

December 31, 2023
Expected term	0.3 years
Expected volatility	78.5%
Risk-free interest rate	5.4%
Expected dividend yield	0.0%

(4)	Reverse Recapitalization

As discussed in Note 1 – Organization, on July 18, 2023, the Company consummated the Mergers pursuant to the Amended and Restated Business Combination Agreement. The Mergers was accounted for as a reverse recapitalization, rather than a business combination, for financial accounting and reporting purposes. Accordingly, Complete Solaria was deemed the accounting acquirer (and legal acquiree) and FACT was treated as the accounting acquiree (and legal acquirer). Complete Solaria was determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

●	Complete Solaria’s pre-combination stockholders have the majority of the voting power in the post- merged company;

●	Legacy Complete Solaria’s stockholders have the ability to appoint a majority of the Complete Solaria Board of Directors;

●	Legacy Complete Solaria’s management team is considered the management team of the post-merged company;

●	Legacy Complete Solaria’s prior operations are comprised of the ongoing operations of the post-merged company;

●	Complete Solaria is the larger entity based on historical revenues and business operations; and

●	the post-merged company has assumed Complete Solaria’s operating name.

Under this method of accounting, the reverse recapitalization was treated as the equivalent of Complete Solaria issuing stock for the net assets of FACT, accompanied by a recapitalization. The net assets of FACT are stated at historical cost, with no goodwill or other intangible assets recorded. The unaudited condensed consolidated assets, liabilities, and results of operations prior to the Mergers are those of Legacy Complete Solaria. All periods prior to the Mergers have been retrospectively adjusted in accordance with the Amended and Restated Business Combination Agreement for the equivalent number of preferred or common shares outstanding immediately after the Mergers to effect the reverse recapitalization.

Upon the closing of the Mergers and the PIPE Financing in July 2023, the Company received net cash proceeds of $19.7 million less non-cash net liabilities assumed from FACT of $10.1 million.

Immediately upon closing of the Mergers, the Company had 45,290,553 shares issued and outstanding of Class A Common Stock. The following table presents the number of shares of Complete Solaria Common Stock outstanding immediately following the consummation of the Mergers:

Recapitalization
FACT Class A Ordinary Shares, outstanding prior to Mergers	34,500,000
FACT Class B Ordinary Shares, outstanding prior to Mergers	8,625,000
Bonus shares issued to sponsor	193,976
Bonus shares issued to PIPE investors	120,000
Bonus shares issued to FPA investors	150,000
Shares issued from PIPE financing	1,690,000
Shares issued from FPA agreements, net of recycled shares	5,558,488
Less: redemption of FACT Class A Ordinary Shares	(31,041,243)
Total shares from the Mergers and PIPE Financing	19,796,221
Legacy Complete Solaria shares	20,034,257
2022 Convertible Note Shares	5,460,075
Shares of Complete Solaria Common stock immediately after Mergers	45,290,553

In connection with the Mergers, the Company incurred direct and incremental costs of approximately $15.8 million related to legal, accounting, and other professional fees, which were offset against the Company’s additional paid-in capital. Of the $15.8 million, $5.2 million was incurred by Legacy Complete Solaria and $10.6 million was incurred by FACT. As of December 31, 2023, the Company made cash payments totaling $5.4 million to settle transaction costs. As a result of the Closing, outstanding 2022 Convertible Notes were converted into shares of Complete Solaria Common Stock.

(5)	Forward Purchase Agreements

In July 2023, FACT and Legacy Complete Solaria, Inc. entered into FPAs with each of (i) Meteora; (ii) Polar, and (iii) Sandia (each individually, a “Seller”, and together, the “FPA Sellers”).

Pursuant to the terms of the FPAs, the FPA Sellers may (i) purchase through a broker in the open market, from holders of Shares other than the Company or affiliates thereof, FACT’s ordinary shares, par value of $0.0001 per share, (the “Shares”). While the FPA Sellers have no obligation to purchase any Shares under the FPAs, the aggregate total Shares that may be purchased under the FPAs shall be no more than 6,720,000 in aggregate. The FPA Sellers may not beneficially own greater than 9.9% of issued and outstanding Shares following the Mergers as per the Amended and Restated Business Combination Agreement.

The key terms of the forward contracts are as follows:

●	The FPA Sellers can terminate the transaction following the Optional Early Termination (“OET”) Date which shall specify the quantity by which the number of shares is to be reduced (such quantity, the “Terminated Shares”). Seller shall terminate the transaction in respect of any shares sold on or prior to the maturity date. The counterparty is entitled to an amount from the Seller equal to the number of terminated shares multiplied by a reset price. The reset price is initially $10.56 (the “Initial Price”) and is subject to a $5.00 floor.

●	The FPA contains multiple settlement outcomes. Per the terms of the agreements, the FPAs will (1) settle in cash in the event the Company is due cash upon settlement from the FPA Sellers or (2) settle in either cash or shares, at the discretion of the Company, should the settlement amount adjustment exceed the settlement amount. Should the Company elect to settle via shares, the equity will be issued in Complete Solaria Common Stock, with a per share price based on the volume-weighted average price (“VWAP”) Price over 15 scheduled trading days. The magnitude of the settlement is based on the Settlement Amount, an amount equal to the product of: (1) Number of shares issued to the FPA Seller pursuant to the FPA, less the number of Terminated Shares multiplied by (2) the VWAP Price over the valuation period. The Settlement amount will be reduced by the Settlement Adjustment, an amount equal to the product of (1) Number of shares in the Pricing Date Notice, less the number of Terminated Shares multiplied by $2.00.

●	The Settlement occurs as of the Valuation Date, which is the earlier to occur of (a) the date that is two years after the date of the Closing Date of the Mergers (b) the date specified by Seller in a written notice to be delivered to the Counterparty at the Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of certain triggering events; and (c) 90 days after delivery by the Counterparty of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period (the “Measurement Period”) that occurs at least 6 months after the Closing Date, the VWAP Price is less than the then applicable Reset Price.

The Company entered into four separate FPAs, three of which, associated with the obligation to issue 6,300,000 Shares, were entered into prior to the closing of the Mergers. Upon signing the FPAs, the Company incurred an obligation to issue a fixed number of shares to the FPA Sellers contingent upon the closing of the Mergers in addition to the terms and conditions associated with the settlement of the FPAs. The Company accounted for the contingent obligation to issue shares in accordance with ASC 815, Derivatives and Hedging, and recorded a liability and other (expense) income, net based on the fair value upon of the obligation upon the signing of the FPAs. The liability was extinguished in July 2023 upon the issuance of Complete Solaria Common Stock to the FPA sellers.

Additionally, in accordance with ASC 480, Distinguishing Liabilities from Equity, the Company has determined that the forward contracts are financial instruments other than shares that represent or are indexed to obligations to repurchase the issuer’s equity shares by transferring assets, referred to herein as the “forward purchase liability” on its unaudited condensed consolidated balance sheets. The Company initially measured the forward purchase liabilities at fair value and has subsequently remeasured them at fair value with changes in fair value recognized in earnings.

Through the date of issuance of the Complete Solaria Common Stock in satisfaction of the Company’s obligation to issue shares around the closing of the Mergers, the Company recorded $35.5 million to other (expense) income, net associated with the issuance of 6,720,000 shares of Complete Solaria Common Stock in association with the FPAs.

As of the closing of the Mergers and issuance of the Complete Solaria Common Stock underlying the FPAs, the fair value of the prepaid FPAs was an asset balance of $0.1 million and was recorded on the Company’s unaudited condensed consolidated balance sheets and within other (expense) income, net on the unaudited condensed consolidated statements of operations and comprehensive loss. Subsequently, the change of fair value of the forward purchase liabilities amounted to income of $2.8 million for the thirteen weeks ended June 30, 2024, and expense of $2.8 million for the twenty-six weeks ended June 30, 2024, respectively. As of June 30, 2024, and December 31, 2023, the forward purchase liabilities amounted to $6.7 million and $3.8 million, respectively. Of the balances as of June 30, 2024 and December 31, 2023, $5.6 million and $3.2 million, respectively, are due to related parties Refer to Note 19 – Related Party Transactions for further details.

On December 18, 2023, the Company and the FPA Sellers entered into separate amendments to the FPAs (the “Amendments”). The Amendments lower the reset floor price of each FPA from $5.00 to $3.00 and allow the Company to raise up to $10.0 million of equity from existing stockholders without triggering certain anti-dilution provisions contained in the FPAs; provided, the insiders pay a price per share for their initial investment equal to the closing price per share as quoted on the Nasdaq on the day of purchase; provided, further, that any subsequent investments are made at a price per share equal to the greater of (a) the closing price per share as quoted by Nasdaq on the day of the purchase or (b) the amount paid in connection with the initial investment.

On May 7 and 8, 2024, respectively, the Company entered into separate amendments to the FPAs (collectively the “Second Amendments”) with Sandia (the “Sandia Second Amendment”) and Polar (the “Polar Second Amendment”). The Second Amendments lowered the reset price of each FPA from $3.00 to $1.00 per share and amended the VWAP Trigger Event provision to read as “After December 31, 2024, an event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $1.00 per Share”. The Sandia Second Amendment is not effective until the Company executes similar amendments with both Polar and Meteora.

On June 14, 2024, the Company entered into an amendment to the FPA with Sandia (the “Sandia Third Amendment”). The Sandia Third Amendment set the reset price of each FPA to $1.00 per share and amended the VWAP Trigger Event provision to read as “After December 31, 2024, an event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $1.00 per Share.” Execution of the Sandia Third Amendment was conditioned on both Carlyle and Kline Hill consummating the terms of the Debt-Equity Swap as discussed in Note 20 – Subsequent Events. In the event either Polar or Meteora amend their FPAs to include different terms from the $1.00 per share reset price and VWAP trigger adjustment, or file a notice of a VWAP trigger event, the Sandia FPA will be retroactively amended to reflect those improved terms and liquidity on their entire FPA, including any of the 1,050,000 shares that are sold upon execution of Sandia Third Amendment.

(6)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of
	June 30, 2024	December 31, 2023
Deferred commissions	$6,202	$4,185
Inventory deposits	—	616
Other	938	1,016
Total prepaid expenses and other current assets	$7,140	$5,817

(7)	Divestiture

Discontinued operations

As previously described in Note 1 – Organization, on August 18, 2023, the Company entered into a Non-Binding Letter of Intent to sell certain of Complete Solaria’s North American solar panel assets, inclusive of intellectual property and customer contracts, to Maxeon. Under the terms of the Disposal Agreement, Maxeon agreed to acquire certain assets and employees of Complete Solaria. The Company determined that this divestiture represented a strategic shift in the Company’s business and qualified as a discontinued operation. In October 2023, the Company completed the sale of its solar panel business to Maxeon, pursuant to the terms of the Asset Purchase Agreement Disposal Agreement.

The Company recorded a loss from discontinued operations of $2.0 million for the thirteen and twenty-six weeks ended June 30, 2024, arising from attorney fees incurred in connection with litigation attributable to the solar panel business.

The components reflected in the unaudited condensed consolidated statements of operations and comprehensive loss in 2023 related to discontinued operations are presented in the table, as follows (in thousands):

	Thirteen Weeks Ended	Twenty-Six- Weeks Ended
	July 2, 2023	July 2, 2023
Revenues	$6,553	$25,274
Cost of revenues	7,028	26,507
Gross loss	(475)	(1,233)
Operating expenses:
Sales and marketing	1,564	4,430
General and administrative	2,706	6,891
Total operating expenses	4,270	11,321
Loss from discontinued operations	(4,745)	(12,554)
Other (expense) income, net	1	1
Loss from discontinued operations before income taxes	(4,744)	(12,553)
Income tax benefit	—	4
Net loss from discontinued operations	$(4,744)	$(12,549)

(8)	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands, except year data):

	Estimated	As of
	Useful Lives (Years)	June 30, 2024	December 31, 2023
Developed software	5	$7,876	$6,993
Manufacturing equipment	3	73	131
Furniture and equipment	3	96	96
Leasehold improvements	5	708	708
Total property and equipment		8,753	7,928
Less: accumulated depreciation and amortization		(4,297)	(3,611)
Total property and equipment, net		$4,456	$4,317

Depreciation and amortization expense from continuing operations totaled $0.3 million and $0.2 million for the thirteen weeks ended June 30, 2024 and July 2, 2023, respectively. Depreciation and amortization expense from continuing operations totaled $0.7 million and $0.4 million for the twenty-six weeks ended June, 2024 and July 2, 2023, respectively. The Company capitalizes costs to develop its internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be utilized as intended. These costs include personnel and related employee benefits and expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining software. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to provide additional material functionality are capitalized and amortized over the estimated useful life of the related upgrade.

(9)	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of
	June 30, 2024	December 31, 2023
Accrued compensation and benefits	$4,071	$3,969
Customer deposits	243	544
Uninvoiced contract costs	—	671
Accrued term loan and revolving loan amendment and final payment fees	2,400	2,400
Accrued legal settlements	7,700	7,700
Accrued taxes	931	931
Accrued rebates and credits	28	677
Operating lease liabilities, current	475	607
Accrued warranty, current	1,425	1,433
Other accrued liabilities	8,559	8,938
Total accrued expenses and other current liabilities	$25,832	$27,870

(10)	Other Income, Net

Other income, net consists of the following (in thousands):

	Thirteen-Weeks Ended		Twenty-Six Weeks Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Change in fair value of redeemable convertible preferred stock warrant liability	$5	$9,207	$1,310	$9,416
Change in fair value of Carlyle warrants	(3,560)	—	2,869	—
Change in fair value of FACT public, private placement and working capital warrants	246	—	(243)	—
Change in fair value of forward purchase agreement liabilities(1)	2,756	—	(2,822)	—
Loss on conversion of SAFE Agreements to common stock(2)	(1,250)	—	(1,250)	—
Other, net	(266)	177	(414)	285
Total other income, net	$(2,069)	$9,384	$(550)	$9,701

(1)	The Company entered into forward purchase agreements with related parties in July 2023. The change in the fair value of forward purchase agreement liabilities entered into with related parties includes $2.3 million and zero of income for the thirteen weeks ended June 30, 2024 and July 2, 2023, respectively, and $2.4 million and zero of expense for the twenty-six weeks ended June 30, 2024 and July 2, 2023, respectively.
(2)	The SAFE Agreements were entered into with a related party, and the loss on the conversion of the SAFE Agreements to shares of the Company’s common stock is a related party transaction. Refer to Note 14 – SAFE Agreements and Note 19 – Related Party Transactions for further information.

(11)	Common Stock

The Company has authorized the issuance of 1,000,000,000 shares of common stock and 10,000,000 shares of preferred stock as of June 30, 2024. No preferred stock has been issued and none are outstanding as of June 30, 2024.

Common Stock Purchase Agreements

On December 18, 2023, the Company entered into separate common stock purchase agreements (the “Purchase Agreements”) with the Rodgers Massey Freedom and Free Markets Charitable Trust and the Rodgers Massey Revocable Living Trust (each a “Purchaser”, and together, the “Purchasers”). Pursuant to the terms of the Purchase Agreements, each Purchaser purchased 1,838,235 shares of common stock of the Company, par value $0.0001, (the “Shares”), at a price per share of $1.36, representing an aggregate purchase price of $4,999,999.20. The Purchasers paid for the Shares in cash. Thurman J. Rodgers is a trustee of each Purchaser, Executive Chairman of the Company’s board of directors and Chief Executive Officer of the Company (“Rodgers” or “CEO”).

The Company has reserved shares of common stock for issuance related to the following:

As of June 30, 2024
Common stock warrants	33,637,266
Employee stock purchase plan	2,628,996
Stock options and RSUs, issued and outstanding	14,498,758
Stock options and RSUs, authorized for future issuance	729,211
Total shares reserved	51,494,231

(12)	Warrants

Liability-classified warrants (in thousands)

	As of
	June 30,	December 31,
	2024	2023
Carlyle warrants	$6,646	$9,515
Replacement warrants	—	1,310
Public warrants	302	167
Private placements warrants	219	122
Working capital warrants	25	13
	$7,192	$11,127

Carlyle Warrants

In February 2022, as part of a debt financing from Carlyle (Refer to Note 13 – Borrowings), the Company issued a warrant to purchase 2,886,952 shares of common stock in conjunction with long-term debt issued to Carlyle (“CS Solis Debt”). The warrant contained two tranches, the first of which is immediately exercisable for 1,995,879 shares. The second tranche, which was determined to be a separate unit of account, expired on December 31, 2022 prior to becoming exercisable. In December 2023, Carlyle was issued an additional warrant to purchase an additional 2,190,604 shares of the Company’s common stock related to an anti-dilution provision within the CS Solis Debt that provides for such additional warrants under such circumstances as provided within the CS Solis Debt.

At issuance, the relative fair value of the warrant was determined to be $3.4 million using the Black-Scholes model with the following weighted average assumptions: expected term of 7 years; expected volatility of 73.0%; risk-free interest rate of 1.9%; and no dividend yield. The fair value of the warrant was initially recorded within additional paid-in capital as it met the conditions for equity classification.

In July 2023, and in connection with the closing of the Mergers, the Carlyle debt and warrants were modified. Based on the exchange ratio included in the Mergers, the 1,995,879 outstanding warrants to purchase Legacy Complete Solaria Common Stock prior to modification were exchanged into warrants to purchase 1,995,879 shares of Complete Solaria Common Stock. As part of the modification, the warrant, which expires on July 18, 2030, provides Carlyle with the right to purchase shares of Complete Solaria Common Stock based on (a) the greater of (i) 1,995,879 shares and (ii) the number of shares equal to 2.795% of Complete Solaria’s issued and outstanding shares of common stock, on a fully-diluted basis; plus (b) on and after the date that is ten (10) days after the date of the agreement, an additional 350,000 shares; plus (c) on and after the date that is thirty (30) days after the date of the agreement, if the original investment amount has not been repaid, an additional 150,000 shares; plus (d) on and after the date that is ninety (90) days after the date of the agreement, if the original investment amount has not been repaid, an additional 250,000 shares, in each case, of Complete Solaria Common Stock at a price of $0.01 per share. Of the additional warrants that become exercisable after the modification, the tranches of 350,000 warrants vesting ten days after the date of the agreement and 150,000 warrants vesting thirty days after the date of the agreement are exercisable as of December 31, 2023.

The modification of the warrant resulted in the reclassification of previously equity-classified warrants to liability classification, which was accounted for in accordance with ASC 815 and ASC 718, Compensation – Stock Compensation. The Company recorded the fair value of the modified warrants as a warrant liability of $20.4 million, the pre-modification fair value of the warrants as a reduction to additional paid-in capital of $10.9 million and an expense of $9.5 million to other (expense) income, net equal to the incremental value of the warrants upon the modification. The fair value of the warrant was determined based on its intrinsic value, given a nominal exercise price. At issuance, the relative fair value of the warrant was determined to be $20.4 million using the Black-Scholes model with the following weighted average assumptions: expected term of 7 years; expected volatility of 77.0%; risk-free interest rate of 3.9%; and no dividend yield. As of June 30, 2024, the fair value of the warrant was $6.6 million. The Company recorded a $3.6 million increase and a $2.9 million decrease in the fair value of this warrant, due to the change in the valuation of the warrant, as other (expense) income, net on the unaudited condensed consolidated statements of operations and comprehensive loss for thirteen weeks and twenty-six weeks ended June 30, 2024, respectively.

Series D-7 Warrants (Converted to common stock warrants “Replacement Warrants”)

In November 2022, the Company issued warrants to purchase 656,630 shares of Series D-7 preferred stock (the “Series D-7 warrants”) in conjunction with the Business Combination. The warrant contains two tranches. The first tranche of 518,752 shares of Series D-7 preferred stock were exercisable at an exercise price of $2.50 per share upon consummation of a merger transaction, or at an exercise price of $2.04 per share upon remaining private and had an expiration date of April 2024. The second tranche of 137,878 shares of Series D-7 preferred stock was exercisable at an exercise price of $5.00 per share upon consummation of a merger transaction, or at an exercise price of $4.09 per share upon remaining private and had an expiration date of April 2024. The fair value of the Series D-7 warrants was $2.4 million as of July 18, 2023 when the warrants were reclassified from redeemable convertible preferred stock warrant liability to additional paid-in capital, as the exercise price of the warrants is fixed at $2.50 per share of Complete Solaria Common Stock for the first tranche and $5.00 per share of Complete Solaria Common Stock for the second tranche upon the closing of the Mergers.

In October 2023, the Company entered into an Assignment and Acceptance Agreement (“Assignment Agreement”), (Refer to Note 13 – Borrowings). In connection with the Assignment Agreement, the Company also entered into the First Amendment to Warrant to Purchase Stock Agreements with the holders of the Series D-7 warrants. Pursuant to the terms of the agreement, the warrants to purchase 1,376,414 shares of Series D-7 preferred stock converted into warrants to purchase 656,630 shares of common stock, the Replacement Warrants. As a result of the warrant amendment, the Company reclassified the Replacement Warrants from equity to liability. The Replacement Warrants were remeasured to their fair value on the amendment effective date, and the Company recorded subsequent changes in fair value in other (expense) income, net on its unaudited condensed consolidated statements of operations and comprehensive loss.

The Replacement Warrants expired in April 2024.

Public, Private Placement, and Working Capital Warrants

In conjunction with the Mergers, Complete Solaria, as accounting acquirer, was deemed to assume 6,266,667 warrants to purchase FACT Class A Ordinary Shares that were held by the Sponsor at an exercise price of $11.50 (“Private Placement Warrants”) and 8,625,000 warrants to purchase FACT’s shareholders FACT Class A Ordinary Shares at an exercise price of $11.50 (“Public Warrants”). Subsequent to the Mergers, the Private Placement Warrants and Public Warrants are exercisable for shares of Complete Solaria Common Stock and meet liability classification requirements since the warrants may be required to be settled in cash under a tender offer. In addition, the Private Placement Warrants are potentially subject to a different settlement amount as a result of being held by the Sponsor which precludes the Private Placement Warrants from being considered indexed to the entity’s own stock. Therefore, these warrants are classified as liabilities on the Company’s unaudited condensed consolidated balance sheets.

The Company determined the Public and Private warrants to be classified as a liability and fair valued the warrants on the issuance date using the publicly available price for the warrants of $6.7 million. The fair value of these warrants was $0.5 million as of June 30, 2024. The Company recorded a $0.2 million decrease in the fair value of these warrants and a $0.2 million increase in the fair value of these warrants for the thirteen weeks and twenty-six weeks ended June 30, 2024, respectively, in other (expense) income, net in the unaudited condensed consolidated statements of operations and comprehensive loss.

Additionally, at the closing of the Mergers, the Company issued 716,668 Working Capital warrants, which have identical terms as the Private Placement Warrants to the sponsor in satisfaction of certain liabilities of FACT. The warrants were fair valued at $0.3 million upon the closing of the Mergers, which was recorded in warrant liability on the unaudited condensed consolidated balance sheets. As of June 30, 2024, the Working Capital warrants had a fair value of $0.03 million. The Company recorded a $0.01 million decrease in the fair value of these warrants and a $0.01 increase in the fair value of these warrants for the thirteen weeks and twenty-six weeks ended June 30, 2024, respectively, in other (expense) income, net on the unaudited condensed consolidated statements of operations and comprehensive loss.

Equity Classified Warrants

Series B Warrants (Converted to Common Stock Warrants)

In February 2016, the Company issued a warrant to purchase 5,054 shares of Series B preferred stock (the “Series B warrant”) in connection with a 2016 credit facility. The Series B warrant is immediately exercisable at an exercise price of $4.30 per share and has an expiration date of February 2026. The relative fair value of the Series B warrant at issuance was recorded as a debt issuance cost within other non-current liabilities upon issuance. The fair value of the Series B warrant was less than $0.1 million as of December 31, 2022 and as of July 18, 2023, when the Series B warrant was reclassified from warrant liability to additional paid-in capital, upon the warrant becoming exercisable into shares of Complete Solaria Common Stock upon the close of the Mergers. Prior to its reclassification from equity to a liability during 2023, the changes in fair value were recorded in other (expense) income, net on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss for the thirteen-weeks ended April 2, 2023.

Series C Warrants (Converted to Common Stock Warrants)

In July 2016, the Company issued a warrant to purchase 148,477 shares of Series C preferred stock (the “Series C warrant”) in connection with the Series C financing. The Series C warrant agreement also provided for an additional number of Series C shares calculated on a monthly basis commencing in June 2016 based on the principal balance outstanding of the notes payable outstanding. The maximum number of shares exercisable under the Series C warrant agreement is 482,969 shares of Series C preferred stock. The Series C warrant was immediately exercisable at an exercise price of $1.00 per share and has an expiration date of July 2026. The relative fair value of the Series C warrant at issuance was recorded as Series C preferred stock issuance costs and redeemable convertible preferred stock warrant liability and changes in the fair value of the warrant were recorded in other (expense) income, net on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss for the thirteen-weeks ended April 2, 2023. The fair value of the Series C warrant was $2.3 million as of July 18, 2023, when the Series B warrant was reclassified from redeemable convertible preferred stock warrant liability to additional paid-in capital, upon the warrant becoming exercisable into shares of Complete Solaria Common Stock.

Series C-1 Warrants (Converted to Common Stock Warrants)

In January 2020, the Company issued a warrant to purchase 173,067 shares of common stock in conjunction with the Series C-1 preferred stock financing. The warrant is immediately exercisable at an exercise price of $0.01 per share and has an expiration date of January 2030. The warrant remains outstanding as of June 30, 2024. At issuance, the relative fair value of the warrant was determined to be $0.1 million using the Black-Scholes model with the following weighted average assumptions: expected term of 10 years; expected volatility of 62.5%; risk-free interest rate of 1.5%; and no dividend yield. The fair value of the warrant was recorded within additional paid-in capital on the unaudited condensed consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

SVB Common Stock Warrants

In May and August 2021, the Company issued warrants to purchase 2,473 and 2,525 shares of common stock, respectively, in conjunction with the Fifth and Sixth Amendments to the Loan and Security Agreement (“Loan Agreement”) with Silicon Valley Bank (“SVB”). The warrants are immediately exercisable at exercise prices of $0.38 and $0.62 per share, respectively, and have expiration dates in 2033. The warrants remain outstanding as of June 30, 2024. At issuance, the relative fair value of the warrants was determined to be less than $0.1 million in aggregate using the Black-Scholes model with the following weighted average assumptions: expected term of 12 years; expected volatility of 73.0%; risk-free interest rate of 1.7% and 1.3% for the May and August 2021 warrants, respectively; and no dividend yield. The fair value of the warrant was recorded within additional paid-in-capital on the accompanying unaudited condensed consolidated balance sheets. The warrants are not remeasured in future periods as they meet the conditions for equity classification.

Promissory Note Common Stock Warrants

In October 2021, the Company issued a warrant to purchase 24,148 shares of common stock in conjunction with the issuance of a short-term promissory note. The warrant is immediately exercisable at an exercise price of $0.01 per share and has an expiration date of October 2031. The warrant remains outstanding as of June 30, 2024. At issuance, the relative fair value of the warrant was determined to be less than $0.1 million using the Black-Scholes model with the following weighted average assumptions: expected term of 10 years; expected volatility of 73.0%; risk-free interest rate of 1.5%; and no dividend yield. The fair value of the warrant was recorded within additional paid-in capital on the unaudited condensed consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

November 2022 Common Stock Warrants

In November 2022, the Company issued a warrant to a third-party service provider to purchase 78,962 shares of common stock in conjunction with the Business Combination. The warrant was immediately exercisable at an exercise price of $8.00 per share and had an expiration date of April 2024. In May 2023, the Company amended the warrant, modifying (i) the shares of common stock to be purchased to 31,680, (ii) the exercise price to $0.01, and (iii) the expiration date to the earlier of October 2026 or the closing of an IPO. The impact of the modification was not material to the unaudited condensed consolidated financial statements. At issuance and upon the modification, the relative fair value of the warrant was determined to be $0.1 million using the Black-Scholes model with the following weighted average assumptions: expected term of 1.5 years; expected volatility of 78.5%; risk-free interest rate of 4.7%; and no dividend yield. The fair value of the warrant was recorded within additional paid-in capital on the unaudited condensed consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification. Upon the Closing of the Mergers, the warrant was net exercised into 31,680 shares of Complete Solaria Common Stock.

July 2023 Common Stock Warrants

In July 2023, the Company issued a warrant to a third-party service provider to purchase 38,981 shares of the Company’s common stock in exchange for services provided in obtaining financing at the Closing of the Mergers. The warrant is immediately exercisable at a price of $0.01 per share and has an expiration date of July 2028. At issuance, the fair value of the warrant was determined to be $0.2 million, based on the intrinsic value of the warrant and the $0.01 per share exercise price. As the warrant is accounted for as an equity issuance cost, the warrant is recorded within additional paid-in capital on the unaudited condensed consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

Warrant Consideration

In July 2023, in connection with the Mergers, the Company issued 6,266,572 warrants to purchase Complete Solaria Common Stock to holders of Legacy Complete Solaria Redeemable Convertible Preferred Stock, Legacy Complete Solaria Common Stock. The exercise price of the common stock warrants is $11.50 per share and the warrants expire 10 years from the date of the Mergers. The warrant consideration was issued as part of the close of the Mergers and was recorded within additional paid-in capital, net of the issuance costs of the Mergers. As of June 30, 2024, all warrants issued as warrant consideration remain outstanding.

Ayna Warrant

On June 17, 2024, a warrant to purchase shares of the Company’s common stock (“Ayna Warrant”) was executed which certifies that Ayna.AI LLC (“Ayna”) is entitled to purchase 6,000,000 shares of the Company’s common stock at the exercise price per share of $0.01, subject to the provisions and upon the terms and conditions set forth in the Ayna Warrant. The Ayna Warrant expires on June 17, 2029. The issuance of the Ayna Warrant by the Company to Ayna is in satisfaction of the compensation owed by the Company to Ayna under the terms of a statement of work (“Ayna SOW”), signed May 21, 2024 (and effective as of March 12, 2024), as incorporated into a master services agreement dated March 12, 2024. Under the Ayna SOW, Ayna will provide services in connection with the anticipated return of the Company to cash-flow positive performance.

On or after the earlier of (i) September 9, 2024; and (ii) the first trading day after March 12, 2024 with a closing price of the Company’s common stock greater than or equal to $1.00 for 45 days out of the trailing consecutive 60-trading-day period (the earlier of the preceding clauses (i) and (ii) the “Exercise Date”), Ayna may exercise the Ayna Warrant for up to 4,000,000 shares of the Company’s common stock. On or after September 9, 2024, Ayna may exercise the Ayna Warrant for up to the remaining 2,000,000 shares of the Company’s common stock. Prior to the Exercise Date Ayna may not exercise the Ayna Warrant.

In lieu of exercising the Ayna Warrant for cash, Ayna may from time to time convert the Ayna Warrant, in whole or in part, into a number of shares of the Company’s common stock determined by dividing (a) the aggregate fair market value of the shares of the Company’s common stock or other securities otherwise issuable upon exercise of the Ayna Warrant minus the aggregate warrant price of such shares of the Company’s common stock by (b) the fair market value (“Ayna Warrant FMV”) of one share of the Company’s common stock.

If the Company’s shares of common stock are traded regularly in a public market, the Ayna Warrant FMV shall be the weighted average price for the 30 trading days ending on the trading day immediately before Ayna delivers its notice of exercise to the Company. If the Company’s shares of common stock are not regularly traded in a public market, the Company’s Board of Directors shall determine that the Ayna Warrant FMV in its reasonable good faith judgment. The foregoing notwithstanding, if Ayna advises the Company’s Board of Directors in writing that Ayna disagrees with such determination, then the Company and Ayna shall promptly agree upon a reputable investment banking firm or a third party independent appraiser to undertake such valuation. If the valuation of such investment banking firm is greater than that determined by the Board of Directors, then all fees and expenses of such investment banking firm shall be paid by the Company. In all other circumstances, such fee and expenses shall be paid by Ayna.

At issuance, the fair value of the Ayna Warrant was determined to be $9.2 million, based on the intrinsic value of the Ayna Warrant and the $0.01 per share exercise price. As the Ayna Warrant is accounted for as stock-based compensation under ASC 718, the Ayna Warrant is recorded within additional paid-in capital on the unaudited condensed consolidated balance sheets. The Ayna Warrant is not remeasured in future periods as it meets the conditions for equity classification. As the Ayna statement of work period is different than the date of the warrant agreement, the differences in dates cause an accrued expense for services rendered by Ayna but consideration has not vested as of June 30, 2024. As of June 30, 2024, the Company recognized expense of $1.6 million, representing the amount earned to date, accrued liability of $0.2 million and a credit to additional paid-in-capital of $1.4 million.

(13)	Borrowings

The Company’s borrowings consisted of the following (in thousands):

	As of
	June 30,	December 31,
	2024	2023
2018 Bridge Notes	$11,731	$11,031
Revolver Loan	5,522	5,168
Secured Credit Facility	13,124	12,158
Polar Settlement Agreement	—	300
Total notes payable	30,377	28,657
Debt in CS Solis	37,152	33,280
Total notes payable and convertible notes, net	67,529	61,937
Less current portion	(67,529)	(61,937)
Notes payable and convertible notes, net of current portion	$—	$—

Notes Payable

2018 Bridge Notes

In December 2018, Solaria Corporation issued senior subordinated convertible secured notes (“2018 Notes”) totaling approximately $3.4 million in exchange for cash. The notes bear interest at the rate of 8% per annum and the investors are entitled to receive twice the face value of the 2018 Notes at maturity. The 2018 Notes are secured by substantially all of the assets of Solaria Corporation. In 2021, the 2018 Notes were amended extending the maturity date to December 13, 2022. In connection with the 2021 amendment, Solaria had issued warrants to purchase shares of Series E-1 redeemable convertible preferred stock of Solaria. The warrants were exercisable immediately in whole or in part at and expire on December 13, 2031. As part of the Business Combination with Complete Solar, all the outstanding warrants issued to the lenders were assumed by the parent company, Complete Solaria. The 2018 Notes are secured by substantially all of the assets of Complete Solaria.

In December 2022, the Company entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2022 to December 13, 2023, and the 2018 Notes remain outstanding as of June 30, 2024. In connection with the amendment, the 2018 Notes will continue to bear interest at 8% per annum and are entitled to an increased repayment premium from 110% to 120% of the principal and accrued interest at the time of repayment.

The Company concluded that the amendment represented a troubled debt restructuring as the Company was experiencing financial difficulty, and the amended terms resulted in a concession to the Company. As the future undiscounted cash payments under the modified terms exceeded the carrying amount of the 2018 Notes on the date of modification, the modification was accounted for prospectively. The incremental repayment premium is being amortized to interest expense using the effective interest rate method. As of June 30, 2024 and December 31, 2023, the carrying value of the 2018 Notes was $11.7 million and $11.0 million, respectively. Interest expense recognized for the thirteen weeks ended June 30, 2024 and July 2, 2023 was $0.4 million and $0.3 million, respectively. Interest expense recognized for the twenty-six weeks ended June 30, 2024 and July 2, 2023 was $0.7 million and $0.6 million, respectively. As of June 30, 2024, the carrying value of the 2018 Notes approximates their fair value.

Revolver Loan

In October 2020, Solaria entered into a loan agreement (“SCI Loan Agreement”) with Structural Capital Investments III, LP (“SCI”).

The SCI Loan Agreement is comprised of two facilities, a term loan (the “Term Loan”) and a revolving loan (the “Revolving Loan”) (together “Original Agreement”) for $5.0 million each with a maturity date of October 31, 2023. Both the Term Loan and the Revolving Loan were fully drawn upon closing. The Term Loan was repaid prior to the acquisition of Solaria by Complete Solar and was not included in the Business Combination.

The Revolving Loan has a term of thirty-six months, with the principal due at the end of the term and an annual interest rate of 7.75% or Prime rate plus 4.5%, whichever is higher. The SCI Loan Agreement requires the Company to meet certain financial covenants relating to the maintenance of a specified restricted cash balance, achieve specified revenue targets and maintain specified contribution margins (“Financial Covenants”) over the term of the Revolving Loan. The Revolving Loan is collateralized by substantially all assets and property of the Company.

In the years ended December 31, 2022 and December 31, 2021, Solaria entered into several Amended and Restated Loan and Security Agreements with SCI to forbear SCI from exercising any rights and remedies available to it as a result of the Company not meeting certain Financial Covenants required by the Original Agreement. As a result of these amendments changes were made to the Financial Covenants, and Solaria recorded a total of $1.9 million in amendment fees which amount was recorded in Other Liabilities, and this liability was included in the assumed liabilities for purchase price accounting.

Solaria had historically issued warrants to purchase shares of Series E-1 redeemable convertible preferred stock of Solaria (“SCI Series E-1 warrants”). The warrants were fully exercisable in whole or in part at any time during the term of the Original agreement. As part of the Business Combination with Complete Solar, all the outstanding SCI Series E-1 warrants were assumed by the parent company, Complete Solaria.

The Revolving Loan outstanding on the date of the Business Combination was fair valued at $5.0 million for the purpose of purchase price accounting. The Revolving Loan principal balance at June 30, 2024 and December 31, 2023 amounted to $5.5 million and $5.1 million, respectively.

In October 2023, the Company entered into an Assignment Agreement whereby Structural Capital Investments III, LP assigned the SCI debt to Kline Hill Partners Fund LP, Kline Hill Partners IV SPV LLC, Kline Hill Partners Opportunity IV SPV LLC, (collectively “Kline Hill”) and Rodgers Massey Revocable Living Trust for a total purchase price of $5.0 million. The Company has identified this arrangement as a related party transaction, as discussed in Note 19 – Related Party Transactions. The SCI Revolving Loan continued to remain outstanding as of June 30, 2024 and is currently being renegotiated.

Interest expense recognized for the thirteen-week periods ended June 30, 2024 and July 2, 2023 was $0.2 million and $0.2 million, respectively. Interest expense recognized for the twenty-six weeks ended June 30, 2024 and July 2, 2023, was $0.4 million and $0.3 million, respectively. The interest expense recognized in 2024 is deemed to be related party interest expense.

On May 1, 2024, the Company entered into an agreement with Kline Hill that will cancel this obligation upon satisfaction of certain events. Refer to Note 20 - Subsequent Events for further details.

Secured Credit Facility

In December 2022, the Company entered into a secured credit facility agreement with Kline Hill Partners IV SPV LLC and Kline Hill Partners Opportunity IV SPV LLC (“Secured Credit Facility”). The Secured Credit Facility agreement allows the Company to borrow up to 70% of the net amount of its eligible vendor purchase orders with a maximum amount of $10.0 million at any point in time. The purchase orders are backed by relevant customer sales orders which serves as collateral. The amounts drawn under the Secured Credit Facility may be reborrowed provided that the aggregate borrowing does not exceed $20.0 million. The repayment under the Secured Credit Facility is the borrowed amount multiplied by 1.15x if repaid within 75 days and borrowed amount multiplied by 1.175x if repaid after 75 days. The Company may prepay any borrowed amount without premium or penalty. Under the original terms, the Secured Credit Facility agreement was due to mature in April 2023.

At June 30, 2024, the balance outstanding was $13.1 million, including accrued financing cost of $5.5 million, and as of December 31, 2023, the balance outstanding was $12.2 million, including accrued financing cost of $4.5 million. The Company recognized interest expense of $0.4 million and $1.3 million related to the Secured Credit Facility during the thirteen weeks ended June 30, 2024 and July 2, 2023, respectively. The Company recognized interest expense of $1.0 million and $3.1 million related to the Secured Credit Facility during the twenty-six weeks ended June 30, 2024 and July 2, 2023, respectively. As of June 30, 2024, the total estimated fair value of the Secured Credit Facility approximated its carrying value. On May 1, 2024, the Company entered into an agreement with Kline Hill that will cancel this obligation upon satisfaction of certain events. Refer to Note 20 - Subsequent Events for further details.

Entry into an Agreement to Cancel Revolver Loan and Secured Credit Facility

On May 1, 2024, the Company entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) with Kline Hill providing for (a) the cancellation of all indebtedness owed to Kline Hill by the Company, termination of all debt instruments by and between the Company and Kline Hill, and the satisfaction of all obligations owed to Kline Hill by the Company under the terminated debt instruments, (b) the issuance of 9,800,000 shares of the Company’s common stock to Kline Hill, (c) the issuance of warrants (the “Kline Hill Warrants”) to Kline Hill to purchase up to 3,700,000 shares of the Company’s common stock, with an exercise price per share of $0.62 (the closing price per share of the Company’s common stock as reported on the Nasdaq Capital Market as of the date of the Agreement), and (d) a one-time $3,750,000 cash payment to Kline Hill upon the earlier of (i) the Company achieving $100,000,000 of trailing twelve month revenue, or (ii) the Company achieving $10,000,000 of trailing twelve month EBITDA. The Kline Hill Warrants are exercisable at a price of $0.125 per share of the Company’s common stock. The closing of the foregoing transactions will occur when the following conditions are met: Carlyle executes an agreement to cancel all debt owed to Carlyle by the Company, and all debt owed to Carlyle and its affiliates by the Company is no longer outstanding.

As of June 30, 2024, the amount owed to Carlyle was outstanding. Refer to Note 20 - Subsequent Events for further information regarding details regarding the exchange of the Carlyle debt and cancellation of the Kline Hill indebtedness.

Polar Settlement Agreement

In September 2023, in connection with the Mergers, the Company entered into a settlement and release agreement with Polar Multi-Strategy Master Fund (“Polar”) for the settlement of a working capital loan that had been made by Polar to the Sponsor, prior to the closing of the Mergers. The settlement agreement required the Company to pay Polar $0.5 million in ten equal monthly installments and did not accrue interest. As of December 31, 2023, the balance owed to Polar was $0.3 million all of which was paid in the first quarter of 2024.

Debt in CS Solis

As part of the Reorganization described in Note 1(a) Organization - Description of Business and Note 12 - Warrants, the Company received cash and recorded debt for an investment by Carlyle. The investment was made pursuant to a subscription agreement, under which Carlyle contributed $25.6 million in exchange for 100 Class B Membership Units of CS Solis and the Company contributed the net assets of Complete Solar, Inc. in exchange for 100 Class A Membership Units. The Class B Membership Units are mandatorily redeemable by the Company on the three-year anniversary of the effective date of the CS Solis amended and restated LLC agreement (February 14, 2025). The Class B Membership Units accrue interest that is payable upon redemption at a rate of 10.5% (which is structured as a dividend payable based on 25% of the investment amount measured quarterly), compounded annually, and subject to increases in the event the Company declares any dividends. In connection with the investment by Carlyle, the Company issued Carlyle a warrant to purchase 5,978,960 shares of the Company’s common stock at a price of $0.01 per share, of which, the purchase of 4,132,513 shares of the Company’s common stock is immediately exercisable. The Company has accounted for the mandatorily redeemable investment from Carlyle in accordance with ASC 480, Distinguishing Liabilities from Equity, and has recorded the investment as a liability, which was accreted to its redemption value under the effective interest method. The Company has recorded the warrants as a discount to the liability. Refer to Note 11 – Common Stock, for further discussion of the warrants issued in connection with the Class B Membership Units.

On July 17 and July 18, 2023, and in connection with obtaining consent for the Mergers, Legacy Complete Solaria, FACT and Carlyle entered into an Amended and Restated Consent to the Business Combination Agreement (“Carlyle Debt Modification Agreement”) and an amended and restated warrant agreement (“Carlyle Warrant Amendment”), which modified the terms of the mandatorily redeemable investment made by Carlyle in Legacy Complete Solaria.

The Carlyle Debt Modification Agreement accelerates the redemption date of the investment, which was previously February 14, 2025 and is now March 31, 2024 subsequent to the modification. The acceleration of the redemption date of the investment, resulted in the total redemption amount to be 1.3 times the principal at December 31, 2023. The redemption amount increased to 1.4 times the original investment as of March 31, 2024. Additionally, as part of the amendment, the parties entered into an amended and restated warrant agreement. As part of the Carlyle Warrant Amendment, Complete Solaria issued Carlyle a warrant to purchase up to 2,745,879 shares of Complete Solaria Common Stock at a price per share of $0.01, which is inclusive of the outstanding warrant to purchase 1,995,879 shares at the time of modification. The warrant, which expires on July 18, 2030, provides Carlyle with the right to purchase shares of Complete Solaria Common Stock based on (a) the greater of (i) 1,995,879 shares and (ii) the number of shares equal to 2.795% of Complete Solaria’s issued and outstanding shares of common stock, on a fully-diluted basis; plus (b) on and after the date that is ten (10) days after the date of the agreement, an additional 350,000 shares; plus (c) on and after the date that is thirty (30) days after the date of the agreement, if the original investment amount has not been repaid, an additional 150,000 shares; plus (d) on and after the date that is ninety (90) days after the date of the agreement, if the original investment amount has not been repaid, an additional 250,000 shares, in each case, of Complete Solaria Common Stock at a price of $0.01 per share. The warrants are classified as liabilities under ASC 815 and are recorded within warrant liability on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

The Company accounted for the modification of the debt due with CS Solis as a debt extinguishment in accordance with ASC 480 and ASC 470. As a result of the extinguishment, the Company recorded a loss on extinguishment, of $10.3 million in the thirteen-week period ended October 1, 2023. As of the modification date, the Company recorded the fair value of the new debt of $28.4 million as short-term debt with CS Solis. As of June 30, 2024, the debt has a redemption obligation of $35.8 million under the Carlyle Debt Modification Agreement. The debt in CS Solis is currently under negotiation.

The Company has recorded a liability of $37.2 million and $33.3 million included in short-term debt with CS Solis on its unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively. For the thirteen weeks ended June 30, 2024 and July 2, 2023, the Company has recorded accretion of the liability as interest expense of $1.3 million and $0.8 million, respectively, and made no payments of interest expense. For the twenty-six weeks ended June 30, 2024 and July 2, 2023, the Company has recorded accretion of the liability as interest expense of $3.9 million and $1.5 million, respectively, and made no payments of interest expense.

For the thirteen weeks ended June 30, 2024 and July 2, 2023 the Company recorded amortization of issuance costs as interest expense of zero and $0.3 million, respectively. For the twenty-six weeks ended June 30, 2024 and July 2, 2023 the Company recorded amortization of issuance costs as interest expense of zero and $0.7 million, respectively.

As of June 30, 2024, the total estimated fair value of the Company’s debt with CS Solis was $37.2 million, which was estimated based on Level 3 inputs.

(14)	SAFE Agreements

First SAFE

On January 31, 2024, the Company entered into a simple agreement for future equity (the “First SAFE”) with the Rodgers Massey Freedom and Free Markets Charitable Trust (the “Purchaser”), a related party, in connection with the Purchaser investing $1.5 million in the Company. The First SAFE does not accrue interest. The First SAFE was initially convertible into shares of the Company’s common stock, par value $0.0001 per share, upon the initial closing of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company would have issued and sold shares of its common stock at a fixed valuation (an “Equity Financing”), at a per share conversion price which was equal to the lower of (i) (a) $53.54 million divided by (b) the Company’s capitalization immediately prior to such Equity Financing (such conversion price, the “SAFE Price”), and (ii) 80% of the price per share of its common stock sold in the Equity Financing. If the Company consummated a change of control prior to the termination of the First SAFE, the Purchaser would have been automatically entitled to receive a portion of the proceeds of such liquidity event equal to the greater of (i) $1.5 million and (ii) the amount payable on the number of shares of common stock equal to (a) $1.5 million divided by (b)(1) $53.54 million divided by (2) the Company’s capitalization immediately prior to such liquidity event (the “Liquidity Price”), subject to certain adjustments as set forth in the First SAFE. The First SAFE was convertible into a maximum of 1,431,297 shares of the Company’s common stock, assuming a per share conversion price of $1.05, which is the product of (i) $1.31, the closing price per share of the Company’s common stock on January 31, 2024, multiplied by (ii) 80%.

On April 21, 2024, the Company entered into an amendment (“First SAFE Amendment”) that converted the First SAFE investment of $1.5 million to 4,166,667 shares of the Company’s common stock based on a conversion price of $0.36 per share, defined in the First SAFE Amendment as the product of (i) $0.45, the closing price of the Company’s common stock on April 19, 2024, multiplied by (ii) 80%.

Second SAFE

On February 15, 2024, the Company entered into a simple agreement for future equity (the “Second SAFE”) with the Purchaser, a related party, in connection with the Purchaser investing $3.5 million in the Company. The First SAFE does not accrued interest. The Second SAFE was initially convertible into shares of the Company’s common stock upon the initial closing of an Equity Financing at a per share conversion price which was equal to the lower of (i) the SAFE Price, and (ii) 80% of the price per share of Common Stock sold in the Equity Financing. If the Company consummated a change of control prior to the termination of the Second SAFE, the Purchaser would have been automatically entitled to receive an amount equal to the greater of (i) $3.5 million and (ii) the amount payable on the number of shares of Common Stock equal to $3.5 million divided by the Liquidity Price, subject to certain adjustments as set forth in the Second SAFE. The Second SAFE was convertible into a maximum of 3,707,627 shares of the Company’s common stock, assuming a per share conversion price of $0.94, which is the product of (i) $1.18, the closing per share price of its common stock on February 15, 2024, multiplied by (ii) 80%.

On April 21, 2024, the Company entered into an amendment (“Second SAFE Amendment”) that the Second SAFE investment of $3.5 million to 9,722,222 shares of the Company’s common stock based on a conversion price of $0.36 per share, defined in the Second SAFE Amendment as the product of (i) $0.45, the closing price of the Company’s common stock on April 19, 2024, multiplied by (ii) 80%.

Third SAFE

On May 13, 2024, the Company entered into a simple agreement for future equity (the “Third SAFE”) with the Purchaser in connection with the Purchaser investing $1.0 million in the Company. The Third SAFE is convertible into shares of the Company’s common stock upon the initial closing of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of it common stock in an Equity Financing, at a per share conversion price which is equal to 50% of the price per share of the Company’s common stock sold in the Equity Financing. If the Company consummates a change of control prior to the termination of the Third SAFE, the Purchaser will be automatically entitled to receive a portion of the proceeds of such liquidity event equal to $1.0 million, subject to certain adjustments as set forth in the Third SAFE. The Third SAFE is convertible into a maximum of 2,750,000 shares of the Company’s common stock, assuming a per share conversion price of $0.275, which is the product of (i) $0.55, the closing price of the Company’s common stock on May 13, 2024, multiplied by (ii) 50%.

(15)	Stock-Based Compensation

In July 2023, the Company’s board of directors adopted and stockholders approved the 2023 Incentive Equity Plan (the “2023 Plan”). The 2023 Plan became effective immediately upon the closing of the Amended and Restated Business Combination Agreement. Initially, a maximum number of 8,763,322 shares of Complete Solaria common stock may be issued under the 2023 Plan. In addition, the number of shares of Complete Solaria common stock reserved for issuance under the 2023 Plan will automatically increase on January 1 of each year, starting on January 1, 2024 and ending on January 1, 2033, in an amount equal to the lesser of (1) 4% of the total number of shares of Complete Solaria’s common stock outstanding on December 31 of the preceding year, or (2) a lesser number of shares of Complete Solaria Common Stock determined by Complete Solaria’s board of directors prior to the date of the increase. The maximum number of shares of Complete Solaria common stock that may be issued on the exercise of incentive stock options (“ISOs”) under the 2023 Plan is three times the number of shares available for issuance upon the 2023 Plan becoming effective (or 26,289,966 shares).

Historically, awards were granted under the Amended and Restated Complete Solaria Omnibus Incentive Plan (“2022 Plan”), the Complete Solar 2011 Stock Plan (“2011 Plan”), the Solaria Corporation 2016 Stock Plan (“2016 Plan”) and the Solaria Corporation 2006 Stock Plan (“2006 Plan”) (together with the Complete Solaria, Inc. 2023 Incentive Equity Plan (“2023 Plan”), “the Plans”). The 2022 Plan is the successor of the Complete Solar 2021 Stock Plan, which was amended and assumed in connection with the acquisition of Solaria. The 2011 Plan is the Complete Solar 2011 Stock Plan that was assumed by Complete Solaria in the Required Transaction. The 2016 Plan and the 2006 Plan are the Solaria stock plans that were assumed by Complete Solaria in the Required Transaction.

Under the Plans, the Company has granted service and performance-based stock options and restricted stock units (“RSUs”).

A summary of stock option activity for the twenty-six weeks ended June 30, 2024 under the Plans is as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2023	11,716,646	$3.48	8.53	$2,756
Options granted	6,121,251	0.93
Options exercised	(90,038)	0.66
Options canceled	(3,307,198)	1.64
Outstanding—June 30, 2024	14,440,661	$2.83	8.48	$3,197
Vested and expected to vest—June 30, 2024	14,440,661	$2.83	8.48	$3,197
Vested and exercisable—June 30, 2024	5,092,830	$4.07	4.82	$750

A summary of RSU activity for the twenty-six weeks ended June 30, 2024 under the Plan is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	58,097	$2.07
Granted	––	$––
Vested and released	––	$––
Cancelled or forfeited	––	$––
Unvested at June 30, 2024	58,097	$2.07

Stock-based compensation expense

The following table summarizes stock-based compensation expense and its allocation within the accompanying unaudited condensed consolidated statements of operations and comprehensive loss (in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Cost of revenues	$29	$20	$56	$31
Sales and marketing	214	100	430	194
General and administrative	986	352	2,084	517
Total stock-based compensation expense from continuing operations	1,229	472	2,570	742
Stock-based compensation from discontinued operations, net of tax	⸺	548	⸺	1,300
Total stock-based compensation expense	$1,229	$1,020	$2,570	$2,042

As of June 30, 2024, there was a total of $21.0 million and zero unrecognized stock-based compensation costs related to service-based options and RSUs, respectively. Such compensation cost is expected to be recognized over a weighted-average period of approximately 1.23 years for service-based options.

(16)	Employee Stock Purchase Plan

The Company adopted an Employee Stock Purchase Plan (the “ESPP Plan”) in connection with the consummation of the Mergers in July 2023. All qualified employees may voluntarily enroll to purchase shares of the Company’s common stock through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock of the offering periods or the applicable purchase date. As of June 30, 2024, 2,628,996 shares were reserved for future issuance under the ESPP Plan.

(17)	Commitments and Contingencies

Warranty Provision

The Company typically provides a 10-year warranty on its solar energy system installations, which provides assurance over the workmanship in performing the installation, including roof leaks caused by the Company’s performance. For solar panel sales, the Company provides a 30-year warranty that the products will be free from defects in material and workmanship. The Company will retain its warranty obligation associated with its panel sales, subsequent to the disposal of its panel business.

The Company accrues warranty costs when revenue is recognized for solar energy systems sales and panel sales, based primarily on the volume of new sales that contain warranties, historical experience with and projections of warranty claims, and estimated solar energy system and panel replacement costs. The Company records a provision for estimated warranty expenses in cost of revenues within the accompanying unaudited condensed consolidated statements of operations and comprehensive loss. Warranty costs primarily consist of replacement materials and equipment and labor costs for service personnel.

Activity by period relating to the Company’s warranty provision was as follows (in thousands):

	Twenty-Six Weeks Ended June 30, 2024	Year Ended December 31, 2023
Warranty provision, beginning of period	$4,849	$3,981
Accruals for new warranties issued	361	2,968
Settlements	(370)	(2,100)
Warranty provision, end of period	$4,840	$4,849
Warranty provision, current	$1,424	$1,433
Warranty provision, noncurrent	$3,416	$3,416

Indemnification Agreements

From time to time, in its normal course of business, the Company may indemnify other parties, with which it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims. In the opinion of management, any liabilities resulting from these agreements will not have a material adverse effect on the business, financial position, results of operations, or cash flows.

Legal Matters

The Company is a party to various legal proceedings and claims which arise in the ordinary course of business. The Company records a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the reasonably possible loss. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although claims are inherently unpredictable, the Company is not aware of any matters that may have a material adverse effect on its business, financial position, results of operations, or cash flows. The Company has recorded $7.9 million as a loss contingency in accrued expenses and other current liabilities on its unaudited condensed consolidated balance sheets as of both June 30, 2024 and December 31, 2023, respectively, primarily associated with the pending settlement of the following legal matters.

SolarPark Litigation

In January 2023, SolarPark Korea Co., LTD (“SolarPark”) demanded approximately $80.0 million during discussions between the Company and SolarPark. In February 2023, the Company submitted its statement of claim seeking approximately $26.4 million in damages against SolarPark. The ultimate outcome of this arbitration is currently unknown and could result in a material liability to the Company. However, the Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s unaudited condensed consolidated financial statements as the likelihood of a loss is not probable at this time.

On March 16, 2023, SolarPark filed a complaint against Solaria and the Company in the U.S. District Court for the Northern District of California (“the court”). The complaint alleges a civil conspiracy involving misappropriation of trade secrets, defamation, tortious interference with contractual relations, inducement to breach of contract, and violation of California’s Unfair Competition Law. The complaint indicates that SolarPark has suffered in excess of $220.0 million in damages.

On May 11, 2023, SolarPark filed a motion for preliminary injunction to seek an order restraining the Company from using or disclosing SolarPark’s trade secrets, making or selling shingled modules other than those produced by SolarPark, and from soliciting solar module manufacturers to produce shingled modules using Solaria’s shingled patents. On May 18, 2023, the Company responded by filing a motion for partial dismissal and stay. On June 1, 2023, SolarPark filed an opposition to the Company’s motion for dismissal and stay and a reply in support of their motion for preliminary injunction. On June 8, 2023, the Company replied in support of its motion for partial dismissal and stay. On July 11, 2023, the court conducted a hearing to consider SolarPark and the Company’s respective motions. On August 3, 2023, the court issued a ruling, which granted the preliminary injunction motion with respect to any purported misappropriation of SolarPark’s trade secrets. The court’s ruling does not prohibit the Company from producing shingled modules or from utilizing its own patents for the manufacture of shingled modules. The court denied SolarPark’s motion seeking a defamation injunction. The court denied the Company’s motion to dismiss and granted the Company’s motion to stay the entire litigation pending the arbitration in Singapore. On September 1, 2023, the Company filed a Limited Notice of Appeal to appeal the August 2023 order granting SolarPark’s motion for preliminary injunction. On September 26, 2023, the Company filed a Notice of Withdrawal of Appeal and will not appeal the Court’s Preliminary Injunction Order. No liability has been recorded in the Company’s unaudited condensed consolidated financial statements as the likelihood of a loss is not probable at this time.

Siemens Litigation

On July 22, 2021, Siemens Government Technologies, Inc. and Siemens Industry, Inc. (collectively, “Siemens”) filed a lawsuit against Solaria Corporation and SolarCA, LLC, which are wholly-owned subsidiaries of Complete Solaria, Inc. (collectively, the “Subsidiaries”), in Fairfax Circuit Court (the “Court”) in Fairfax, Virginia. In the lawsuit, Siemens alleged that the Subsidiaries breached express and implied warranties under a purchase order that Siemens placed with the Subsidiaries for a solar module system. Siemens claimed damages of approximately $6.9 million, inclusive of amounts of the Subsidiaries’ indemnity obligations to Siemens, plus attorneys’ fees.

On February 22, 2024, the Court issued an order against the Subsidiaries which awards Siemens approximately $6.9 million, inclusive of amounts of the Subsidiaries’ indemnity obligations to Siemens, plus attorney’s fees, the amount of which would be determined at a later hearing. On March 15, 2024, Siemens filed a motion seeking to recover $2.67 million for attorneys’ fees, expenses, and pre-judgment interest. On June 17, 2024, the Court entered a final order which awards Siemens a total of $2.0 million in attorneys’ fees and costs. The Company intends to appeal these judgments.

The Company has recorded $6.9 million as a legal loss related to this litigation, and the Company recorded an additional accrual for $2.0 million for attorneys’ fees, expenses, and pre-judgment interest, in accrued expenses and other current liabilities on its unaudited condensed consolidated balance sheets as of June 30, 2024. This legal loss was recognized in loss from discontinued operations, net of tax on the unaudited condensed consolidated statements of operations and comprehensive loss. The Company recorded $6.9 million as a legal loss related to this litigation, excluding amounts for attorneys’ fees and costs, in accrued expenses and other current liabilities on its unaudited condensed consolidated balance sheet as of December 31, 2023.

China Bridge

On August 24, 2023, China Bridge Capital Limited (“China Bridge”) alleged breach of contract and demanded $6.0 million. The complaint names FACT as the defendant. The complaint alleges China Bridge and FACT entered into a financial advisory agreement in October 2022 whereby FACT engaged China Bridge to advise and assist FACT in identifying a company for FACT to acquire. As part of the agreement, China Bridge claims that FACT agreed to pay China Bridge a $6.0 million advisory fee if FACT completed such an acquisition. China Bridge claims it introduced Complete Solaria to FACT and is therefore owed the $6.0 million advisory fee. The Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s unaudited condensed consolidated financial statements as the likelihood of a loss is not probable at this time. On July 25, 2024, the parties executed a settlement agreement. The Company paid no money or other compensation to China Bridge.

Letters of Credit

The Company had $3.8 million of outstanding letters of credit related to normal business transactions as of June 30, 2024. These agreements require the Company to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder. As discussed in Note 2 – Summary of Significant Accounting Policies, the cash collateral in these restricted cash accounts was $3.8 million at each of June 30, 2024 and December 31, 2023.

(18)	Basic and Diluted Net Loss Per Share

The Company uses the two-class method to calculate net loss per share. No dividends were declared or paid for the thirteen and twenty-six week periods ended June 30, 2024 and July 2, 2023. Undistributed earnings for each period are allocated to participating securities, including the redeemable convertible preferred stock, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses.

The unaudited basic and diluted shares and net loss per share for the thirteen and twenty-six week periods ended July 2, 2023 have been retroactively restated to give effect to the conversion of shares of legal acquiree’s convertible instruments into shares of legal acquiree common stock as though the conversion had occurred as of the beginning of the period. The retroactive restatement is consistent with the presentation on the accompanying unaudited condensed consolidated statements of stockholders’ deficit.

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the thirteen and twenty-six week periods ended June 30, 2024 and July 2, 2023 (in thousands, except share and per share amounts):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Numerator:
Net loss from continuing operations	$(13,887)	$(6,766)	$(23,475)	$(22,475)
Net loss from discontinued operations	(2,007)	(4,744)	(2,007)	(12,549)
Net loss	$(15,894)	$(11,510)	$(25,482)	$(35,024)
Denominator:
Weighted average common shares outstanding, basic and diluted	61,111,005	27,671,302	54,941,543	27,638,062
Net loss per share:
Continuing operations – basic and diluted	$(0.23)	$(0.24)	$(0.43)	$(0.81)
Discontinued operations – basic and diluted	$(0.03)	$(0.17)	$(0.03)	$(0.46)
Net loss per share – basic and diluted	$(0.26)	$(0.41)	$(0.46)	$(1.27)

The computation of basic and diluted net loss per share attributable to common stockholders is the same for the thirteen and twenty-six week periods ended June 30, 2024 and July 2, 2023 because the inclusion of potential shares of common stock would have been anti-dilutive for the periods presented.

The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been anti-dilutive:

	As of
	June 30, 2024	July 2, 2023
Common stock warrants	23,024,556	1,157,784
Stock options and RSUs issued and outstanding	14,440,661	6,693,998
Potential common shares excluded from diluted net loss per share	37,465,217	7,851,782

(19)	Related Party Transactions

From October 2022 through June 2023, the Company issued convertible promissory notes (“2022 Convertible Notes”) of approximately $33.3 million to various investors, out of which $12.1 million was issued to five related parties. Additionally, the Company acquired a related party convertible note, on the same terms as the 2022 Convertible Notes as part of the acquisition of Solaria, with a fair value of $6.7 million at the time of the acquisition. The related party debt is presented as convertible notes, net, due to related parties, noncurrent in the accompanying unaudited condensed consolidated balance sheets. The principal amount of the outstanding balance on the 2022 Convertible Notes accrues at 5.0%, compounded annually. For the thirteen week periods ended June 30, 2024 and July 2, 2023, the Company has recognized zero and $0.2 million, respectively, in interest expense related to the related party 2022 Convertible Notes. For the twenty-six week periods ended June 30, 2024 and July 2, 2023, the Company has recognized zero and $0.4 million, respectively, in interest expense related to the related party 2022 Convertible Notes.

In June 2023, the Company received $3.5 million of prefunded PIPE proceeds from a related party investor in conjunction with the Company’s merger with Freedom Acquisition I Corp. In July 2023, in connection with the Mergers, in addition to the $3.5 million of related party PIPE proceeds noted above, the Company received additional PIPE proceeds from related parties of $12.1 million. In July 2023, in connection with the Mergers, the Company issued 120,000 shares to a related party as a transaction bonus. Refer to Note 1(a) – Description of Business and Note 4 – Reverse Recapitalization for further discussion.

In July 2023, the Company entered into a series of FPAs as described in Note 5 – Forward Purchase Agreements. In connection with the FPAs, the Company recognized other expense of $30.7 million for the fiscal year ended December 31, 2023 in connection with the issuance of 5,670,000 shares of Complete Solaria Common Stock to the related party FPA Sellers. The Company also recognized other income of $0.3 million in connection with the issuance of the FPAs with related parties. The Company has recognized a liability associated with the FPAs of $5.6 million and $3.2 million due to related parties in its unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively. The Company recognized $2.4 million of other income in the thirteen week period ended June 30, 2024 and $2.4 million of other expense in the twenty-six week period ended June 30, 2024 in its unaudited condensed consolidated statements of operations and comprehensive loss.

In September 2023, in connection with the Mergers, the Company entered into a settlement and release agreement with a related party for the settlement of a working capital loan made to the Sponsor, prior to the closing of the Mergers. As part of the settlement agreement, the Company agreed to pay the related party $0.5 million as a return of capital, which is paid in ten equal monthly installments and does not accrue interest. The Company paid $0.2 million in 2023 and the remaining balance of $0.3 million was paid in the thirteen-week period ended March 31, 2024.

In October 2023, the Company entered into an Assignment Agreement whereby Structural Capital Investments III, LP assigned the SCI debt to Kline Hill Partners Fund LP, Kline Hill Partners IV SPV LLC, Kline Hill Partners Opportunity IV SPV LLC, (collectively “Kline Hill”) and Rodgers Massey Revocable Living Trust, a related party, for a total purchase price of $5.0 million. The SCI Revolving Loan continued to remain outstanding as of June 30, 2024 and is currently being renegotiated. Interest expense

Three SAFEs, as described in Note 14 –SAFE Agreements, entered into during the twenty-six weeks ended June 30, 2024 were with the Rodgers Massey Freedom and Free Markets Charitable Trust, a related party. The Company received proceeds from the SAFEs totaling $6.0 million in exchange for debt that may be converted into shares of the Company’s common stock. The SAFEs issued in the first quarter of 2024, totaling $5.0 million were converted into 13,888,889 share of the Company’s common stock during the 13 weeks ended June 30, 2024. The Company recognized a loss of $1.3 million in connection with the conversion of the two SAFEs.

In June 2024, Rodgers made a good faith deposit of $2.0 million to the Company to prefund the July 2024 Rodgers Note that subsequently was issued by the Company in July 2024 in connection with the Exchange Agreement entered after the period end. Refer to Note 20 - Subsequent Events for further details.

There were no other material related party transactions during the thirteen and twenty-six week periods ended June 30, 2024 and July 2, 2023.

(20)	Subsequent Events

Debt Exchanged for Equity

On July 1, 2024, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with Carlyle and Kline Hill providing for:

(i)	the cancellation of all indebtedness owed to Carlyle by the Company, termination of all debt instruments by and between the Company and Carlyle (through the transfer of Carlyle’s interest in CS Solis, LLC, to the Company), and the satisfaction of all obligations owed to Carlyle by the Company under the terminated debt instruments;

(ii)	the issuance of a convertible note in the original principal amount of $10.0 million to Carlyle;

(iii)	the cancellation of all indebtedness owed to Kline Hill by the Company, termination of all debt instruments by and between the Company and Kline Hill, and the satisfaction of all obligations owed to Kline Hill by the Company under the terminated debt instruments;

(iv)	the issuance of convertible notes in the aggregate original principal amount of $7,972,731 to Kline Hill; and

(v)	the issuance of 1,500,000 shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) to Kline Hill (the “Shares”)

In addition, in July 2024, the Company entered into a note purchase agreement and issued a convertible note to an affiliate of Rodgers in the original principal amount of $18.0 million (the “July 2024 Rodgers Note”). In connection with these transactions, Rodgers made a good faith deposit of $2.0 million to the Company in June 2024 to prefund the July 2024 Rodgers Note that subsequently was issued by the Company in July 2024.

The convertible notes bear interest at 12.0% per year. The convertible notes are general unsecured obligations of the Company and will mature on July 1, 2029, unless earlier converted, redeemed or repurchased. Interest on the convertible notes will accrue at a rate of 12.00% per year from July 1, 2024 and will be payable semiannually in arrears on January 1 and July 1 of each year, beginning on July 1, 2025. The convertible notes are convertible at the option of the holders at any time prior to the payment of the payment of the principal amount of such convertible note in full. Upon conversion of any convertible note, the Company will satisfy its conversion obligation by delivering shares of the Company’s common stock and paying cash in respect of any fractional shares.

Acquisition of Select Assets of Core Energy

On July 2, 2024, the Company announced that it had acquired selected assets of Core Energy (“Core Energy”), a Logan Utah solar engineering, procurement and construction firm and its employees.

Investment by StarCharge -

On July 1, 2024, the Company announced that StarCharge (“StarCharge”), a provider of electric vehicle charging infrastructure and microgrid solutions, completed a $10.0 million investment in convertible senior notes (“$10 Million Senior Notes”) of the Company. The terms of the $10 Million Senior Notes are as follows:

●	Interest rate 12% payable semi-annually in arrears;

●	Five year term maturing on July 1, 2029 unless earlier converted, redeemed or repurchased;

●	An initial conversion rate of 500 shares of the Company’s common stock per $1,000 principal equivalent to $2.00 per share

●	The Company may not redeem the $10 Million Senior Notes prior to July 5, 2026. Thereafter, the Company may redeem the $10 Million Senior Notes subject to the share price of the Company’s common stock trading at $3.00 per share for 20 out of 30 consecutive trading days. Then from July 1, 2028 until maturity, subject to the share price of the Company’s common stock trading at $2.60 per share for 20 out of 30 consecutive trading days.

●	The Company has the right to offer up to $10 million of additional notes on the same terms as the $10 Million Senior Notes to additional investors on identical terms and conditions.

Amendments to Forward Purchase Agreements

On July 17, 2024, the Company entered into the third amendment to the Forward Purchase Agreement with Polar, pursuant to which the Company and Polar agreed that Section 2 (Most Favored Nation) of the Forward Purchase Agreement is applicable to all 2,450,000 shares subject to the Forward Purchase Agreement.

White Lion Stock Purchase Agreement

On July 16, 2024, the Company entered into a common stock purchase agreement with White Lion Capital, LLC (“White Lion”), as amended on July 24, 2024 (“White Lion SPA”), and a related registration rights agreement for an equity line financing facility. Pursuant to the White Lion SPA, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time up to $30 million in aggregate gross purchase price of newly issued shares of the Company’s common stock, subject to the caps and certain limitations and conditions set forth in the White Lion SPA, including terms that restrict the ability of the Company to issue shares of common stock to White Lion that would result in White Lion beneficially owning more than 9.99% of the Company’s outstanding common stock.

Acquisition of Select Assets of SunPower Corporation

On August 5, 2024, the Company entered into a “Stalking Horse” asset purchase agreement with SunPower Corporation (“SunPower”) and the direct and indirect subsidiaries of SunPower (the “Debtors”) providing for the sale and purchase of certain assets related to the Debtors’ Blue Raven Solar business, New Homes business, and non-installing Dealer network (the “Stalking Horse APA”). Under the Stalking Horse APA, the Company agreed, subject to the terms and conditions of the Stalking Horse APA, to acquire certain assets and assume certain liabilities from the Debtors for $45.0 million in cash at the closing of the transaction, including a deposit of $4.5 million that was paid into an escrow account within two business days following the execution of the Stalking Horse APA. The Stalking Horse APA includes customary representations and warranties, covenants, and closing conditions, in each case under the circumstances and subject to certain limitations as set forth therein, including, without limitation, provisions requiring the Debtors to reimburse the Company for up to $0.6 million for expenses incurred in connection with the Stalking Horse APA and to pay a break-up fee of $1.35 million, in each case under certain circumstances as set forth in the Stalking Horse APA, and the right of the Company to designate executory contracts and to assume or reject unexpired leases.

The Stalking Horse APA is subject to higher and better offers during the Debtors’ voluntary cases under Chapter 11 of Title 11 of the United States Bankruptcy Code and is subject to approval of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Stalking Horse APA acts as a baseline for competitive bids for the acquisition of the related acquired assets. If one or more qualified bids (other than the transaction contemplated by the Stalking Horse APA) were to be received by the qualified bid deadline as provided for in bidding procedures approved by the bankruptcy court, then the Debtors will proceed with an auction to determine the successful bid, subject to the terms of the bidding procedures.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q and with our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024, and related management’s discussion and analysis in Item 7 of the Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this Quarterly Report on Form 10-Q. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

Complete Solaria was formed in November 2022 through the merger of Complete Solar Holding Corporation, a Delaware corporation (“Complete Solar”), and The Solaria Corporation, a Delaware corporation (such entity, “Solaria,” and such transaction, the “Business Combination”). Founded in 2010, Complete Solar created a technology platform to offer clean energy products to homeowners by enabling a national network of sales partners and build partners. Our sales partners generate solar installation contracts with homeowners on our behalf. To facilitate this process, we provide the software tools, sales support and brand identity to its sales partners, making them competitive with national providers. This turnkey solution makes it easy for anyone to sell solar.

We fulfill our customer contracts by engaging with local construction specialists. We manage the customer experience and complete all pre-construction activities prior to delivering build-ready projects including hardware, engineering plans, and building permits to its builder partners. We manage and coordinate this process through our proprietary HelioTrackTM software system.

Our fiscal quarters are thirteen-week periods within a standard calendar year. Each annual reporting period begins on January 1 and ends on December 31.

There is substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued. The accompanying unaudited condensed consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern.

Growth Strategy and Outlook

Complete Solaria’s growth strategy contains the following elements:

●	Increase revenue by expanding installation capacity and developing new geographic markets - We continue to expand our network of partners who will install systems resulting from sales generated by our sales partners. By leveraging this network of skilled builders, we aim to increase our installation capacity in our traditional markets and expand our offering into new geographies throughout the United States. This will enable greater sales growth in existing markets and create new revenue in expansion markets.

●	Increase revenue and margin by engaging national-scale sales partners - We aim to offer a turnkey solar solution to prospective sales partners with a national footprint. These sales partners include electric vehicle manufacturers, national home security providers, and real estate brokerages. We expect to create a consistent offering with a single execution process for such sales partners throughout their geographic territories. These national accounts have unique customer relationships that we believe will facilitate meaningful sales opportunities and low cost of acquisition to both increase revenue and improve margin.

The Mergers

We entered into an Amended and Restated Business Combination Agreement with Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Freedom Acquisition I Corp. (“FACT”) (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of FACT (“Second Merger Sub”), and Solaria on October 3, 2022 (“Merger”). The Merger was consummated on July 18, 2023. Upon the terms and subject to the conditions of the Merger, (i) First Merger Sub merged with and into Complete Solaria with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”), and FACT changed its name to “Complete Solaria, Inc.” and Second Merger Sub changed its name to “CS, LLC” and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria merged with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and changed its name to “The SolarCA LLC” (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”).

The Mergers between Complete Solaria and FACT has been accounted for as a reverse recapitalization. Under this method of accounting, FACT is treated as the acquired company for financial statement reporting purposes. This determination was primarily based on us having a majority of the voting power of the post-combination company, our senior management comprising substantially all of the senior management of the post-combination company, and our operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Mergers have been treated as the equivalent of a capital transaction in which Complete Solaria is issuing stock for the net assets of FACT. The net assets of FACT have been stated at historical cost, with no goodwill or other intangible assets recorded.

Disposal Transaction

In October 2023, we completed the sale of our solar panel business (“Disposal Transaction”) to Maxeon, Inc. (“Maxeon”), pursuant to the terms of an asset purchase agreement (“Disposal Agreement”). Under the terms of the Disposal Agreement, Maxeon agreed to acquire certain assets and employees of Complete Solaria, for an aggregate purchase price of approximately $11.0 million consisting of 1,100,000 shares of Maxeon ordinary shares. As of December 31, 2023, we had sold all the shares of Maxeon and recorded a loss of $4.2 million.

As part of the Disposal Transaction, we determined that the criteria were met for the “held for sale” and discontinued operations classifications as of the end of our third fiscal quarter in 2023 as the divestiture represented a strategic shift in our business. We recorded an impairment charge of $147.5 million associated with the recording of the assets as held for sale during the year ended December 31, 2023.

Below we have discussed our historical results of continuing operations which excludes product revenues and related metrics of our solar panel business, as all results of operations associated with the solar panel business have been presented as discontinued operations, unless otherwise noted.

Key Financial Definitions/Components of Results of Operations

Revenues

We generate revenue by providing customer solar solutions through a standardized platform to our residential solar providers and companies to facilitate the sale and installation of solar energy systems. Our contracts consist of two performance obligations: solar installation services and post-installation services that are performed prior to inspection by the authority having jurisdiction. The majority of our service revenue is recognized at a point in time upon the completion of the installation and the remainder is recognized upon inspection. Service revenue is recognized net of a reserve for the performance guarantee of solar output.

We enter into three types of customer contracts for solar energy installations. The majority of our service revenue is recognized through contracts where the homeowner enters into a power purchase agreement with our distribution partner. We perform the solar energy installation services on behalf of our distribution partner, who owns the solar energy system upon installation. Additionally, we enter into a Solar Purchase and Installation Agreement directly with homeowners, whereby the homeowner either pays cash or obtains financing through a third-party loan partner. In cash contracts with homeowners, we recognize service revenue based on the price we charge to the homeowner. We record service revenue in the amount received from the financing partner, net of any financing fees charged to the homeowner, which we consider to be a customer incentive.

As part of our service revenue, we also enter into contracts to provide our software enhanced service offerings, including design and proposal services, to customers that include solar installers and solar sales organizations. We perform these leveraging our HelioQuoteTM platform and other software tools to create computer aided drawings, structural letters, and electrical reviews for installers and proposals for installers. We charge a fixed fee per service offering, which we recognize in the period the service is performed.

Operating Expenses

Cost of Revenues

Cost of revenues consists primarily of the cost of solar energy systems, installation and other subcontracting costs. Cost of revenues also includes associated warranty costs, shipping and handling and allocated overhead costs.

Sales Commissions

Sales commissions are direct and incremental costs of obtaining customer contracts. These costs are paid to third-party vendors who source residential customer contracts for the sale of solar energy systems.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel related costs, including salaries and employee benefits, stock-based compensation, and other promotional and advertising expenses. We expense certain sales and marketing, including promotional expenses, as incurred.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses for our employees, in our finance, research, engineering, and administrative teams including salaries, bonuses, payroll taxes, and stock-based compensation. It also consists of legal, consulting, and professional fees, rent expenses pertaining to our offices, business insurance costs, depreciation and amortization of internally developed software, investor relations and other costs. We expect an increase in audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations, and other costs associated with being a public company.

Interest Expense

Interest expense primarily relates to interest expense on the issuance of debt and convertible notes and the amortization of debt issuance costs.

Other (expense) income, Net

Other (expense) income, net consists of changes in the fair value of our convertible notes, the impact of debt extinguishment, changes in the fair value of stock warrant liabilities and forward purchase agreements and other costs.

Income Tax Expense

Income tax expense primarily consists of income taxes in certain foreign and state jurisdictions in which we conduct business.

Supply Chain Constraints and Risk

We rely on a small number of suppliers of solar energy systems and other equipment. If any of our suppliers was unable or unwilling to provide us with contracted quantities in a timely manner at prices, quality levels and volumes acceptable to us, we would have very limited alternatives for supply, and we may not be able find suitable replacements for our customers, or at all. Such an event could materially adversely affect our business, prospects, financial condition and results of operations.

In addition, the global supply chain and our industry have experienced significant disruptions in recent periods. We have seen supply chain challenges and logistics constraints increase, including shortages of panels, inverters, batteries and associated component parts for inverters and solar energy systems available for purchase, which materially impacted our results of operations. In an effort to mitigate unpredictable lead times, we experienced a substantial build up in inventory on hand commencing in early 2022 in response to global supply chain constraints. In certain cases, the global supply chain constraints have caused delays in critical equipment and inventory, longer lead times, and has resulted in cost volatility. These shortages and delays can be attributed in part to the residual effects of the COVID-19 pandemic and resulting government action, as well as broader macroeconomic conditions, and have been exacerbated by the conflicts in Ukraine and Israel. While we believe that a majority our suppliers have secured sufficient supply to permit them to continue delivery and installations through the end of March 2025, if these shortages and delays persist, they could adversely affect the timing of when battery energy storage systems can be delivered and installed, and when (or if) we can begin to generate revenue from those systems. If any of our suppliers of solar modules experienced disruptions in the supply of the modules’ component parts, for example semiconductor solar wafers or inverters, this may decrease production capabilities and restrict our inventory and sales. In addition, we have experienced and are experiencing varying levels of volatility in costs of equipment and labor resulting in part from disruptions caused by general global economic conditions. While inflationary pressures have resulted in higher costs of products, in part due to an increase in the cost of the materials and wage rates, these additional costs have been offset by the related rise in electricity rates.

We cannot predict the full effects the supply chain constraints will have on our business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. Given the dynamic nature of these circumstances on our ongoing business, results of operations and overall financial performance, the full impact of macroeconomic factors, including the conflicts in Ukraine and Israel, cannot be reasonably estimated at this time. In the event we are unable to mitigate the impact of delays or price volatility in solar energy systems, raw materials, and freight, it could materially adversely affect our business, prospects, financial condition and results of operations. For additional information on risk factors that could impact our results, please refer to “Risk Factors” located elsewhere in this Quarterly Report on Form 10-Q.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. Our future financial statements will be affected to the extent that our actual results materially differ from these estimates. For further information on all of our significant accounting policies, see Note 2 - Summary of Significant Accounting Policies, to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

We believe that policies associated with our revenue recognition, product warranties, inventory excess and obsolescence and stock-based compensation have the greatest impact on our unaudited condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We recognize revenue when control of goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

Revenue - Solar Energy System Installations

The majority of our revenue is generated from the installation of solar energy systems. We identify two performance obligations, which include installation services and post-installation services, and we recognize revenue when control transfers to the customer, upon the completion of the installation and upon the solar energy system passing inspection by the authority having jurisdiction, respectively. We apply judgment in allocating the transaction price between the installation and post-installation performance obligations, based on the estimated costs to perform our services. Changes in such estimates could have a material impact on the timing of our revenue recognition.

Our contracts with customers generally contain a performance guarantee of system output, and we will issue payments to customers if output falls below contractually stated thresholds over the performance guarantee period, which is typically 10 years. We apply judgment in estimating the reduction in revenue associated with the performance guarantee, which historically has not been material. However, due to the long-term nature of the guarantee, changes in future estimates could have a material impact on the estimate of our revenue reserve.

Revenue - Software Enhanced Services

We recognize revenue from software enhanced services, which include proposals generated from our HelioQuoteTM platform and design services performed using internally developed and external software applications. We contract with solar installers to generate proposals and we contract with solar sales entities to perform design services for their potential customers. Under each type of customer contract, we generate a fixed number of proposals or designs for the customer in the month the services are contracted. Contracts with customers are enforceable on a month-to-month basis and we recognize revenue each month based on the volume of services performed.

Product Warranties

We typically provide a 10-year warranty on our solar energy system installations, which provides assurance over the workmanship in performing the installation, including roof leaks caused by our performance. For solar panel sales recognized prior to the Disposal Transaction, we provide a 30-year warranty that the products will be free from defects in material and workmanship. We record a liability for estimated future warranty claims based on historical trends and new installations. To the extent that warranty claim behavior differs from historical trends, we may experience a material change in our warranty liability.

Inventory Excess and Obsolescence

Our inventory consists of completed solar energy systems and related components, which we classify as finished costs. We record a reserve for inventory which is considered obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, component cost trends, demand forecasts, historical revenues, and assumptions about future demand and market conditions. We apply judgment in estimating the excess and obsolete inventory, and changes in demand for our inventory components could have a material impact on our inventory reserve balance.

Stock-Based Compensation

We recognize stock-based compensation expense over the requisite service period on a straight-line basis for all stock-based payments that are expected to vest to employees, non-employees and directors, including grants of employee stock options and other stock-based awards. Equity-classified awards issued to employees and non-employees, such as consultants and non-employee directors, are measured at the grant-date fair value of the award. Forfeitures are recognized as they occur.

For accounting purposes, prior to the Business Combination, the fair value of the shares of common stock underlying stock options had historically been determined by our board of directors. Because there had been no public market for our common stock, the board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including important developments in our operations, sales of redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the renewable solar energy industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of our common stock, among other factors. Following the Business Combination, the fair value of common stock is based on the closing stock price on the date of grant as reported on the Nasdaq Global Select Market.

We estimate the grant-date fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock prior to the Mergers, the expected term of the option, the expected volatility of the price of our common stock and expected dividend yield. We determine these inputs as follows:

●	Expected Term-Expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method.

●	Expected Volatility-Expected volatility is estimated by studying the volatility of comparable public companies for similar terms.

●	Expected Dividend-The Black-Scholes valuation model calls for a single expected dividend yield as an input. We have never paid dividends and have no plans to pay dividends.

●	Risk-Free Interest Rate - We derive the risk-free interest rate assumption from the U.S. Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued.

If any assumptions used in the Black-Scholes option pricing model change significantly, stock-based compensation for future awards may differ materially compared to the awards granted previously. For the thirteen-week periods ended June 30, 2024 and July 2, 2023, stock-based compensation expense was $1.2 million and $1.0 million, respectively, of which zero and $0.5 million, respectively, related to discontinued operations. For the twenty-six-week periods ended June 30, 2024 and July 2, 2023, stock-based compensation expense was $2.6 million and $2.0 million, respectively, of which zero and $1.3 million, respectively, related to discontinued operations. As of June 30, 2024, we had approximately $13.8 million of total unrecognized stock-based compensation expense related to stock options.

Recent Accounting Pronouncements

A discussion of recently issued accounting standards applicable to Complete Solaria is described in Note 2 - Summary of Significant Accounting Policies, in the accompanying notes to the unaudited condensed consolidated financial statements.

Results of Operations

Thirteen weeks ended June 30, 2024 compared to the thirteen weeks ended July 2, 2023

The following table sets forth our unaudited statements of operations data for the thirteen weeks ended June 30, 2024 and the thirteen weeks ended July 2, 2023. We have derived this data from our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q. This information should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q. The results of historical periods are not necessarily indicative of the results of operations for any future period.

(in thousands)	Thirteen Weeks Ended June 30, 2024	Thirteen Weeks Ended July 2, 2023	$ Change	% Change
Revenues	$4,492	$25,620	$(21,128)	(82)%
Cost of revenues(1)	5,384	19,607	(14,223)	(73)%
Gross (loss) profit	(892)	6,013	(6,905)	(115)%
Gross margin %	(20)%	23%
Operating expenses:
Sales commissions	1,305	8,789	(7,484)	(85)%
Sales and marketing(1)	1,051	2,319	(1,268)	(55)%
General and administrative(1)	6,246	7,707	(1,461)	(19)%
Total operating expenses	8,602	18,815	(10,213)	(54)%
Loss from continuing operations	(9,494)	(12,802)	3,308	(26)%
Interest expense(2)	(2,324)	(3,357)	1,033	(31)%
Interest income	10	9	1	11%
Other (expense) income, net(3)	(2,069)	9,384	(11,453)	(122)%
Loss from continuing operations before taxes	(13,877)	(6,766)	(7,111)	105%
Income tax benefit (provision)	(10)	⸺	(10)	⸺
Net loss from continuing operations	$(13,887)	$(6,766)	$(7,121)	105%

(1)	Includes stock-based compensation expense as follows (in thousands):

	Thirteen Weeks Ended June 30, 2024	Thirteen Weeks Ended July 2, 2023
Cost of revenues	$29	$20
Sales and marketing	214	100
General and administrative	986	352
Stock-based compensation from continuing operations	1,229	472
Stock-based compensation expense included in discontinued operations	⸺	548
Total stock-based compensation expense	$1,229	$1,020

(2)	Includes interest expense to related party of $0.2 million and $0.2 million during the thirteen weeks ended June 30, 2024 and July 2, 2023, respectively.

(3)	Includes income from related parties of $2.3 million and zero for the thirteen weeks ended June 30, 2024 and July 2, 2023, respectively.

Revenues

We disaggregate our revenues based on the following types of services (in thousands):

	Thirteen Weeks Ended	Thirteen Weeks Ended
	June 30, 2024	July 2, 2023	$ Change	% Change
Solar energy system installations	$4,474	$24,753	$(20,279)	(82)%
Software enhanced services	18	867	(849)	(98)%
Total revenue	$4,492	$25,620	$(21,128)	(82)%

Revenues from solar energy system installations for the thirteen weeks ended June 30, 2024 was $4.5 million compared to $24.8 million for the thirteen weeks ended July 2, 2023. The decrease in solar energy system installation revenues of $20.3 million was primarily due to a decrease in the volume of solar energy system installations.

Revenues from software enhanced services for the thirteen weeks ended June 30, 2024 was $0.02 million compared to $0.9 million for the thirteen weeks ended July 2, 2023. The decrease was the result of a shift in focus towards solar energy installations.

Cost of Revenues

Cost of revenues for the thirteen weeks ended June 30, 2024 was $5.4 million compared to $19.6 million for the thirteen weeks ended July 2, 2023. The decrease in cost of revenues of $14.2 million, or 73%, was primarily due to the decrease in revenue of 82% and emphasis on managing costs.

Gross Margin

Gross margin for the thirteen weeks ended June 30, 2024 was negative 20% compared to 23% for the thirteen weeks ended July 2, 2023. The decline in the gross margin was principally attributable to the decrease in revenues, certain fixed costs included within cost of revenues, and write-offs of inventory.

Sales Commissions

Sales commissions for the thirteen weeks ended June 30, 2024 was $1.3 million compared to $8.8 million for the thirteen weeks ended July 2, 2023. The decrease of $7.5 million, or 85%, was primarily due to the decrease in revenues.

Sales and Marketing

Sales and marketing expense for the thirteen weeks ended June 30, 2024 was $1.1 million compared to $2.3 million for the thirteen weeks ended July 2, 2023. The decrease is attributable to a reduction in workforce.

General and Administrative

General and administrative costs for the thirteen weeks ended June 30, 2024 was $6.2 million compared to $7.7 million for the thirteen weeks ended July 2, 2023. The decrease was primarily attributed to a decrease in workforce and reductions in legal expenses previously incurred through negotiations of final payments with various law firms.

Interest Expense

Interest expense was $2.3 million for the thirteen weeks ended June 30, 2024 compared to $3.4 million for the thirteen weeks ended July 2, 2023. The decrease is principally due to a decrease in interest expense arising from our Secured Credit Facility.

Other Income, Net

Other income, net for the thirteen weeks ended June 30, 2024, decreased by $11.5 million compared to the thirteen weeks ended July 2, 2023. Other income, net in the thirteen weeks ended June 30, 2024 was expense of $2.1 million and was comprised of $3.3 million of expense arising from changes in the fair value of warrants issued for our common stock, $1.3 million loss incurred on the conversion of two SAFE Agreements to shares of our common stock and $0.3 million of other costs, partially offset by $2.8 million of expense relating to changes in the fair value of our forward purchase agreements.

Other income, net for the thirteen weeks ended July 2, 2023 was income of $9.4 million and was principally comprised of $9.2 million change in the fair value of liability-classified warrants and $0.2 million of net other income.

Net Loss from Continuing Operations

As a result of the factors discussed above, our net loss from continuing operations for the thirteen-weeks ended June 30, 2024 was $13.9 million, an increase in loss by $7.1 million, as compared to a net loss from continuing operations of $6.8 million for the thirteen-weeks ended July 2, 2023.

Loss from discontinued operations

We recognized a loss of $2.0 million and $4.7 million in the thirteen weeks ended June 30, 2024 and July 2, 2023, respectively, relating to the divestiture of our solar panel business.

Twenty-six weeks ended June 30, 2024 compared to the twenty-six weeks ended July 2, 2023

The following table sets forth our unaudited statements of operations data for the twenty-six weeks ended June 30, 2024 and the twenty-six weeks ended July 2, 2023. We have derived this data from our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q. This information should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q. The results of historical periods are not necessarily indicative of the results of operations for any future period.

(in thousands)	Twenty-Six Weeks Ended June 30, 2024	Twenty-Six Weeks Ended July 2, 2023	$ Change	% Change
Revenues	$14,532	$42,297	$(27,765)	(66)%
Cost of revenues(1)	13,141	33,434	(20,293)	(61)%
Gross profit	1,391	8,863	(7,472)	(84)%
Gross margin %	10%	21%
Operating expenses:
Sales commissions	4,421	14,466	(10,045)	(69)%
Sales and marketing(1)	2,669	3,002	(333)	(11)%
General and administrative(1)	11,339	16,620	(5,281)	(32)%
Total operating expenses	18,429	34,088	(15,659)	(46)%
Loss from continuing operations	(17,038)	(25,225)	8,187	(32)%
Interest expense(2)	(5,892)	(6,968)	1,076	(15)%
Interest income	16	17	(1)	(6)%
Other (expense) income, net(3)	(550)	9,701	(10,251)	(106)%
Loss from continuing operations before taxes	(23,464)	(22,475)	(989)	4%
Income tax benefit (provision)	(11)	—	(11)	*
Net loss from continuing operations	$(23,475)	$(22,475)	$(1,000)	4%

*	Percentage not meaningful.

(1)	Includes stock-based compensation expense as follows (in thousands):

	Twenty-six Weeks Ended June 30, 2024	Twenty-six Weeks Ended July 2, 2023
Cost of revenues	$56	$31
Sales and marketing	430	194
General and administrative	2,084	517
Stock-based compensation from continuing operations	2,570	742
Stock-based compensation expense included in discontinued operations	⸺	1,300
Total stock-based compensation expense	$2,570	$2,042

(2)	Includes interest expense to related party of $0.4 million and $0.4 million during the twenty-six weeks ended June 30, 2024 and July 2, 2023, respectively.

(3)	Includes expense from related parties of $2.4 million and zero for the twenty-six weeks ended June 30, 2024 and July 2, 2023, respectively.

Revenues

We disaggregate our revenues based on the following types of services (in thousands):

	Twenty-Six Weeks Ended	Twenty-Six Weeks Ended
	June 30, 2024	July 2, 2023	$ Change	% Change
Solar energy system installations	$14,396	$40,596	$(26,200)	(65)%
Software enhanced services	136	1,701	(1,565)	(92)%
Total revenue	$14,532	$42,297	$(27,765)	(66)%

Revenues from solar energy system installations for the twenty-six weeks ended June 30, 2024 was $14.4 million compared to $40.6 million for the twenty-six weeks ended July 2, 2023. The decrease in solar energy system installation revenues of $26.2 million was primarily due to a decrease in the volume of solar energy system installations.

Revenues from software enhanced services for the twenty-six weeks ended June 30, 2024 was $0.1 million compared to $1.7 million for the twenty-six weeks ended July 2, 2023. The decrease was the result of a shift in focus towards solar energy installations.

Cost of Revenues

Cost of revenues for the twenty-six weeks ended June 30, 2024 was $13.1 million compared to $33.4 million for the twenty-six weeks ended July 2, 2023. The decrease in cost of revenues of $20.3 million, or 61%, was primarily due to the decrease in revenue of 66% and emphasis on managing costs.

Gross Margin

Gross margin for the twenty-six weeks ended June 30, 2024 was 10% compared to 21% for the twenty-six weeks ended July 2, 2023. The decrease in gross margin was principally attributable to a decrease in revenues.

Sales Commissions

Sales commissions for the twenty-six weeks ended June 30, 2024 was $4.4 million compared to $14.5 million for the twenty-six weeks ended July 2, 2023. The decrease of $10.0 million, or 69%, was primarily due to the decrease in revenues.

Sales and Marketing

Sales and marketing expense for the twenty-six weeks ended June 30, 2024 was $2.7 million compared to $3.0 million for the twenty-six weeks ended July 2, 2023. The decrease is attributable to a decrease in the workforce.

General and Administrative

General and administrative costs for the twenty-six weeks ended June 30, 2024 was $11.3 million compared to $16.6 million for the twenty-six weeks ended July 2, 2023. The decrease was primarily attributed to a decrease in workforce and reductions in legal expenses incurred through negotiations of final payments with law firms.

Interest Expense

Interest expense was $5.9 million for the twenty-six weeks ended June 30, 2024 compared to $7.0 million for the twenty-six weeks ended July 2, 2023. Interest expense attributable to our Secured Credit Facility decreased $2.1 million and interest on convertible notes decreased $0.7 million. These decreases were partially offset by a $1.7 increase in interest expense attributable to the debt in CS Solis.

Other Income, Net

Other income, net for the twenty-six weeks ended June 30, 2024 decreased by 10.3 million compared to the twenty-six weeks ended July 2, 2023. Other income, net in the twenty-six weeks ended June 30, 2024 was expense of $0.6 million. We incurred expenses of $2.8 million relating to changes in the fair value of our forward purchase agreement and $1.3 million loss incurred on the conversion of two SAFE Agreements to shares of our common stock and $0.4 million of other expenses. These expenses were partially offset by $3.9 million of income arising from changes in the fair value of warrants issued for our common stock.

Other income, net for the twenty-six weeks ended July 2, 2023 was income of $9.7 million and was comprised of a $9.4 million change in the fair value of liability-classified warrants and $0.3 million of net other income.

Net Loss from Continuing Operations

As a result of the factors discussed above, our net loss from continuing operations for the twenty-six-weeks ended June 30, 2024 was $23.5 million, an increase of $1.0 million, as compared to a net loss from continuing operations of $22.5 million for the twenty-six-weeks ended July 2, 2023.

Loss from Discontinued Operations

We recognized a loss of $2.0 million and $12.5 million in the twenty-six weeks ended June 30, 2024 and July 2, 2023, respectively, relating to the divestiture of our solar panel business.

Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from operations. We incurred a net loss from continuing operations of $13.9 million and $23.5 million during the thirteen and twenty-six weeks ended June 30, 2024, respectively, and had an accumulated deficit of $380.4 million and current debt of $67.5 million as of June 30, 2024. We had cash and cash equivalents of $1.8 million as of June 30, 2024, which were held for working capital expenditures. We believe our operating losses and negative operating cash flows will continue into the foreseeable future. We have financed our operations primarily through sales of equity securities, issuances of convertible notes and other convertible securities and cash generated from operations. Our cash equivalents are on deposit with major financial institutions. Our cash position raises substantial doubt regarding our ability to continue as a going concern for 12 months following the issuance of these unaudited condensed consolidated financial statements.

We will receive the proceeds from any cash exercise of warrants for shares of our common stock. The aggregate amount of proceeds could be up to $252.2 million if all the warrants are exercised for cash. However, to the extent the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of those warrants will decrease. The Private Warrants and Working Capital Warrants, as so identified in our unaudited condensed consolidated financial statements, may be exercised for cash or on a “cashless basis.” The Public Warrants and the Mergers Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity. As of August 13, 2024, the price of our common stock was $1.60 per share. The weighted average exercise price of the warrants was $7.80 as of June 30, 2024. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our common stock. If the market price for our common stock remains less than the exercise price, we believe warrant holders will be unlikely to exercise.

Debt Financings

2018 Bridge Notes

In December 2018, The Solaria Corporation issued senior subordinated convertible secured notes (“2018 Notes”) totaling approximately $3.4 million in exchange for cash. The 2018 Notes bear interest at the rate of 8% per annum and the investors are entitled to receive twice the face value of the 2018 Notes at maturity. In 2021, the 2018 Notes were amended extending the maturity date to December 13, 2022. In connection with the 2021 amendment, Solaria issued warrants to purchase shares of Series E-1 redeemable convertible preferred stock of Solaria. The warrants were exercisable immediately in whole or in part at and expire on December 13, 2031. As part of the Business Combination with Complete Solar, all the outstanding warrants issued to the lenders were assumed by the parent company, Complete Solaria. The 2018 Notes are secured by substantially all of the assets of Complete Solaria.

In December 2022, we entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2022 to December 13, 2023, and the 2018 Notes remain outstanding as of June 30, 2024. In connection with the amendment, the 2018 Notes will continue to bear interest at 8% per annum and are entitled to an increased repayment premium from 110% to 120% of the principal and accrued interest at the time of repayment.

We concluded that the amendment represented was a troubled debt restructuring as we were experiencing financial difficulty, and the amended terms resulted in a concession to us. As the future undiscounted cash payments under the modified terms exceeded the carrying amount of the 2018 Notes on the date of modification, the modification was accounted for prospectively. The incremental repayment premium is being amortized to interest expense using the effective interest rate method. As of June 30, 2024 and December 31, 2023, the carrying value of the 2018 Notes was $11.7 million and $11.0 million, respectively. Interest expense recognized for the thirteen and twenty-six weeks ended June 30, 2024 was $0.4 million and $0.7 million, respectively. The terms of the 2018 Notes are currently being renegotiated.

Revolver Loan

In October 2020, Solaria entered into a loan agreement (“Loan Agreement”) with Structural Capital Investments III, LP (“SCI”). The Loan Agreement with SCI is comprised of two facilities, a term loan (the “Term Loan”) and a revolving loan (the “Revolving Loan”) for $5.0 million each with a maturity date of October 31, 2023. Both the Term Loan and the Revolving Loan were fully drawn upon closing. The Term Loan was repaid prior to the acquisition of Solaria by Complete Solar and was not included in the business combination.

The Revolving Loan has a term of thirty-six months, with the principal due at the end of the term and an annual interest rate of 7.75% or Prime rate plus 4.5%, whichever is higher. Interest expense recognized for the thirteen and twenty-six weeks ended June 30, 2024 was $0.2 million and $0.4 million, respectively. In October 2023, the Company entered into an Assignment and Acceptance Agreement whereby Structural Capital Investments III, LP assigned the SCI debt to Kline Hill Partners Fund LP, Kline Hill Partners IV SPV LLC, Kline Hill Partners Opportunity IV SPV LLC, and Rodgers Massey Revocable Living Trust for a total purchase price of $5.0 million. The SCI Revolving Loan was outstanding as of June 30, 2024 and was subsequently exchanged for equity securities and other consideration on July 1, 2024 as described in Note 20 – Subsequent Events of the notes to the condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Secured Credit Facility

In December 2022, we entered into a secured credit facility agreement with Kline Hill Partners IV SPV LLC and Kline Hill Partners Opportunity IV SPV LLC (“Secured Credit Facility”). The Secured Credit Facility agreement allows us to borrow up to 70% of the net amount of our eligible vendor purchase orders with a maximum amount of $10.0 million at any point in time. The purchase orders are backed by relevant customer sales orders which serve as collateral. The amounts drawn under the Secured Credit Facility may be reborrowed provided that the aggregate borrowing does not exceed $20.0 million. The repayment under the Secured Credit Facility is the borrowed amount multiplied by 1.15x if repaid within 75 days and borrowed amount multiplied by 1.175x if repaid after 75 days. We may prepay any borrowed amount without premium or penalty. Under the original terms, the Secured Credit Facility agreement was due to mature in April 2023. We are in the process of amending the secured credit facility agreement to extend its maturity date.

As of June 30, 2024, the outstanding net debt amounted to $13.1 million, including accrued financing cost of $5.5 million, and as of December 31, 2023, the balance outstanding was $12.2 million, including accrued financing cost of $4.5 million. We recognized interest expense of $0.4 million and $1.0 million related to the Secured Credit Facility during the thirteen weeks and twenty-six weeks ended June 30, 2024, respectively.

Revolver Loan and Secured Credit Facility Cancellation Agreement

On May 1, 2024, we entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) with Kline Hill providing for (a) the cancellation of all indebtedness owed to Kline Hill by us, termination of all debt instruments by and between us and Kline Hill, and the satisfaction of all obligations owed to Kline Hill by us under the terminated debt instruments, (b) the issuance of 9,800,000 shares of our common stock to Kline Hill, (c) the issuance of warrants (the “Kline Hill Warrants” and the shares issuable therefrom, the “Warrant Shares”) to Kline Hill to purchase up to 3,700,000 shares of the our common stock, with an exercise price per share of $0.62 (the closing price per share of the our common stock as reported on the Nasdaq Capital Market of the date of the Agreement), and (d) a one-time $3,750,000 cash payment to Kline Hill upon the earlier of (i) us achieving $100,000,000 of trailing twelve month revenue, or (ii) us achieving $10,000,000 of trailing twelve month EBITDA. The Kline Hill Warrants will be sold to Kline Hill at a price of $0.125 per Warrant Share. The closing of the foregoing transactions will occur when the following conditions are met: Carlyle executes an agreement to cancel all debt owed to Carlyle by us, and all debt owed to Carlyle and its affiliates by the Company is no longer outstanding. As of June 30, 2024, the Carlyle debt remained outstanding.

CS Solis Debt

In February 2022, we received cash and recorded a liability for an investment by Carlyle into the Company. The investment was made pursuant to a subscription agreement, under which Carlyle contributed $25.6 million in exchange for 100 Class B Membership Units of CS Solis. The Class B Membership Units are mandatorily redeemable by us on the three-year anniversary of the effective date of the CS Solis amended and restated LLC agreement. The Class B Membership Units accrue interest that is payable upon redemption at a rate of 10.5% which is accrued as an unpaid dividend, compounded annually, and subject to increases in the event we declare any dividends. In July 2023, we amended the debt of with Carlyle as part of the closing of the Mergers. The modification did not change the interest rate. The modification accelerated the redemption date of the investment from February 15, 2025 to March 31, 2024.

As of June 30, 2024 and December 31, 2023, we have recorded a liability of $37.2 million and $33.3 million, respectively, included in short-term debt in CS Solis on our unaudited condensed consolidated balance sheets. For the thirteen and twenty-six weeks ended June 30, 2024, we have recorded accretion of the liability as interest expense of $1.3 million and $3.9 million, respectively.

Forward Purchase Agreements

In July 2023, FACT and Legacy Complete Solaria, Inc. entered into FPAs with each of (i) Meteora; (ii) Polar, and (iii) Sandia (each individually, a “Seller”, and together, the “FPA Sellers”).

Pursuant to the terms of the FPAs, the FPA Sellers may (i) purchase through a broker in the open market, from holders of Shares other than the Company or affiliates thereof, FACT’s ordinary shares, par value of $0.0001 per share, (the “Shares”). While the FPA Sellers have no obligation to purchase any Shares under the FPAs, the aggregate total Shares that may be purchased under the FPAs shall be no more than 6,720,000 in aggregate. The FPA Sellers may not beneficially own greater than 9.9% of issued and outstanding Shares following the Mergers as per the Amended and Restated Business Combination Agreement.

The key terms of the forward contracts are as follows:

●	The FPA Sellers can terminate the transaction following the Optional Early Termination (“OET”) Date which shall specify the quantity by which the number of shares is to be reduced (such quantity, the “Terminated Shares”). Seller shall terminate the transaction in respect of any shares sold on or prior to the maturity date. The counterparty is entitled to an amount from the seller equal to the number of terminated shares multiplied by a reset price. The reset price is initially $10.56 (the “Initial Price”) and is subject to a $5.00 floor.

●	The FPA contains multiple settlement outcomes. Per the terms of the agreements, the FPAs will (1) settle in cash in the event the Company is due cash upon settlement from the FPA Sellers or (2) settle in either cash or shares, at the discretion of the Company, should the settlement amount adjustment exceed the settlement amount. Should the Company elect to settle via shares, the equity will be issued in Complete Solaria Common Stock, with a per share price based on the volume-weighted average price (“VWAP”) over 15 scheduled trading days. The magnitude of the settlement is based on the Settlement Amount, an amount equal to the product of: (1) Number of shares issued to the FPA Seller pursuant to the FPA, less the number of Terminated Shares multiplied by (2) the VWAP over the valuation period. The Settlement amount will be reduced by the Settlement Adjustment, an amount equal to the product of (1) Number of shares in the Pricing Date Notice, less the number of Terminated Shares multiplied by $2.00.

●	The Settlement occurs as of the Valuation Date, which is the earlier to occur of (a) the date that is two years after the date of the Closing Date of the Mergers (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of certain triggering events; and (c) 90 days after delivery by the Counterparty of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period (the “Measurement Period”) that occurs at least 6 months after the Closing Date, the VWAP is less than the then applicable Reset Price.

We entered into four separate FPAs, three of which, associated with the obligation to issue 6,300,000 Shares, were entered into prior to the closing of the Mergers. Upon signing the FPAs, we incurred an obligation to issue a fixed number of shares to the FPA Sellers contingent upon the closing of the Mergers in addition to the terms and conditions associated with the settlement of the FPAs. We accounted for the contingent obligation to issue shares in accordance with ASC 815, Derivatives and Hedging, and recorded a liability and other (expense) income, net based on the fair value upon of the obligation upon the signing of the FPAs. The liability was extinguished in July 2023 upon the issuance of Complete Solaria Common Stock to the FPA sellers.

Additionally, in accordance with ASC 480, Distinguishing Liabilities from Equity, we have has determined that the forward contracts are financial instruments other than shares that represent or are indexed to obligations to repurchase the issuer’s equity shares by transferring assets, referred to herein as the “forward purchase liability” on its consolidated balance sheets. We initially measured the forward purchase liability at fair value and have subsequently remeasured it at fair value with changes in fair value recognized in earnings.

Through the date of issuance of the Complete Solaria Common Stock in satisfaction of our obligation to issue shares around the closing of the Mergers, we recorded $35.5 million to other (expense) income, net associated with the issuance of 6,720,000 shares of Complete Solaria Common Stock.

As of the closing of the Mergers and issuance of the Complete Solaria Common Stock underlying the FPAs, the fair value of the prepaid FPAs was an asset balance of $0.1 million and was recorded on our unaudited condensed consolidated balance sheets and within other (expense) income, net on the unaudited condensed consolidated statements of operations and comprehensive loss. Subsequently, the change of fair value of the forward purchase liabilities amounted to income of $2.8 million for the thirteen weeks ended June 30, 2024, and expense of $2.8 million for the twenty-six weeks ended June 30, 2024, respectively. As of June 30, 2024, and December 31, 2023, the forward purchase liabilities amounted to $6.7 million and $3.8 million, respectively. Of the balances as of June 30, 2024 and December 31, 2023, $5.6 million and $3.2 million, respectively, are due to related parties. Refer to Note 19 – Related Party Transactions in our unaudited condensed consolidated financial statements for further details.

On December 18, 2023, we and the FPA Sellers entered into separate amendments to the FPAs (the “Amendments”). The Amendments lower the reset floor price of each FPA from $5.00 to $3.00 and allow us to raise up to $10.0 million of equity from existing stockholders without triggering certain anti-dilution provisions contained in the FPAs; provided, the insiders pay a price per share for their initial investment equal to the closing price per share as quoted on the Nasdaq on the day of purchase; provided, further, that any subsequent investments are made at a price per share equal to the greater of (a) the closing price per share as quoted by Nasdaq on the day of the purchase or (b) the amount paid in connection with the initial investment.

On May 7 and 8, 2024, respectively, we entered into separate amendments to the FPAs (collectively the “Second Amendments”) with Sandia (the “Sandia Second Amendment”) and Polar (the “Polar Second Amendment”). The Second Amendments lowered the reset price of each FPA from $3.00 to $1.00 per share and amended the VWAP Trigger Event provision to read as “After December 31, 2024, an event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $1.00 per Share”. The Sandia Second Amendment is not effective until we execute similar amendments with both Polar and Meteora.

On June 14, 2024, we entered into an amendment to the FPA with Sandia (the “Sandia Third Amendment”). The Sandia Third Amendment set the reset price of each FPA to $1.00 per share and amended the VWAP Trigger Event provision to read as “After December 31, 2024, an event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $1.00 per Share.” Execution of the Sandia Third Amendment was conditioned on both Carlyle and Kline Hill consummating the terms of the Debt-Equity Swap as discussed in Note 20 – Subsequent Events of the notes to our unaudited condensed consolidated financial statements. In the event either Polar or Meteora amend their FPAs to include different terms from the $1.00 per share reset price and VWAP trigger adjustment, or file a notice of a VWAP trigger event, the Sandia FPA will be retroactively amended to reflect those improved terms and liquidity on their entire FPA, including any of the 1,050,000 shares that are sold upon execution of Sandia Third Amendment. For further details relating to certain amendments to the FPAs subsequent to June 30, 2024, refer to Note 20 – Subsequent Events of the notes to the condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

SAFE Agreements

On January 31, 2024, we entered into a simple agreement for future equity (the “First SAFE”) with the Rodgers Massey Freedom and Free Markets Charitable Trust (the “Purchaser”) in connection with the Purchaser investing $1.5 million in the Company. The First SAFE was initially convertible into shares of our common stock, par value $0.0001 per share, upon the initial closing of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which we have issued and sold common stock at a fixed valuation (an “Equity Financing”), at a per share conversion price which was equal to the lower of (i)(a) $53.54 million divided by (b) our capitalization immediately prior to such Equity Financing (such conversion price, the “SAFE Price”), and (ii) 80% of the price per share of our common stock sold in the Equity Financing. If we consummated a change of control prior to the termination of the First SAFE, the Purchaser will would have been automatically entitled to receive a portion of the proceeds of such liquidity event equal to the greater of (i) $1.5 million and (ii) the amount payable on the number of shares of our common stock equal to (a) $1.5 million divided by (b)(1) $53.54 million divided by (2) our capitalization immediately prior to such liquidity event (the “Liquidity Price”), subject to certain adjustments as set forth in the First SAFE. The First SAFE was convertible into a maximum of 1,431,297 shares of our common stock, assuming a per share conversion price of $1.05, which is the product of (i) $1.31, the closing price of our common stock on January 31, 2024, multiplied by (ii) 80%.

On February 15, 2024, we entered into a simple agreement for future equity (the “Second SAFE” and together with the First SAFE, the “SAFEs”) with the Purchaser in connection with the Purchaser investing $3.5 million in the Company. The Second SAFE was initially convertible into shares of our common stock upon the initial closing of an Equity Financing at a per share conversion price which was equal to the lower of (i) the SAFE Price, and (ii) 80% of the price per share of our common stock sold in the Equity Financing. If we consummated a change of control prior to the termination of the Second SAFE, the Purchaser would have been automatically entitled to receive an amount equal to the greater of (i) $3.5 million and (ii) the amount payable on the number of shares of our common stock equal to $3.5 million divided by the Liquidity Price, subject to certain adjustments as set forth in the Second SAFE. The Second SAFE was convertible into a maximum of 3,707,627 shares of our common stock, assuming a per share conversion price of $0.94, which is the product of (i) $1.18, the closing price of the Common Stock on February 15, 2024, multiplied by (ii) 80%.

On April 21, 2024, we entered into an amendment for each of our First SAFE and Second SAFE to convert the invested amounts into shares of our common stock. The conversion share price was $0.36, calculated as the product of (i) $0.45, the closing price of our common stock on April 19, 2024, multiplied by (ii) 80%. The First SAFE and Second SAFE converted into 4,166,667 and 9,722,222 shares of our common stock, respectively.

Cash Flows for the Twenty-Six Weeks Ended June 30, 2024 and July 2, 2023

The following table summarizes Complete Solaria’s cash flows from operating, investing, and financing activities for the twenty-six weeks ended June 30, 2024 and July 2, 2023 (in thousands):

	Twenty-Six Weeks Ended
	June 30, 2024	July 2, 2023
Net cash used in operating activities from continuing operations	$(7,637)	$(27,783)
Net cash provided by operating activities from discontinued operations	—	963
Net cash used in investing activities from continuing operations	(883)	(1,004)
Net cash provided by financing activities from continuing operations	7,760	25,806
Net decrease in cash, cash equivalents and restricted cash	(739)	(2,004)

Cash Flows from Operating Activities

Net cash used in operating activities from continuing operations of $7.6 million for the twenty-six weeks ended June 30, 2024 was primarily due to the net loss from continuing operations, net of tax of $23.5 million partially offset by non-cash charges of $12.3 million and net cash inflows of $3.6 million from changes in our operating assets and liabilities. Non-cash charges in our operating results consisted of $1.6 million of non-cash expense in connection with warrants issued for vendor services, a $2.8 million adjustment to our forward purchase agreement liabilities, $2.6 million stock-based compensation expense, $3.9 in million accretion of interest attributable to the CS Solis Debt, $2.0 million of other non-cash interest, $1.3 million loss arising from the loss on conversion of two SAFE Agreements to shares of our common stock, $0.7 million of depreciation and amortization, $0.3 million of non-cash lease costs, and $0.9 million of provision for credit losses, partially offset by $2.6 million of income from the change in the fair value of our warrant liabilities and a $1.2 million decrease in our reserve for excess and obsolete inventory. The main drivers of net cash inflows derived from the changes in operating assets and liabilities were related to a decrease in accounts receivable, net of $12.4 million and a decrease in inventories of $2.3 million, partially offset by an increase in prepaid and other current assets of $1.4 million, a decrease in accounts payable of $2.1 million, a decrease in accrued expenses and other liabilities of $6.1 million, a decrease in operating lease liabilities of $0.3 million and a decrease in deferred revenue of $1.2 million.

Net cash used in operating activities from continuing operations of $27.8 million for the twenty-six weeks ended July 2, 2023 was primarily due to the net loss from continuing operations, net of tax of $22.5 million and net cash outflows of $5.3 million arising from $8.8 million in changes in operating assets and liabilities adjusted for non-cash charges of $3.5 million. The main drivers of net cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable, net of $8.0 million, an increase in prepaid and other current assets of $2.7 million, an increase in inventories of $1.9 million, an increase in other noncurrent assets of $4.0 million and net other increase of $0.3 million. These cash outflows were partially offset by a $4.8 million increase in accounts payable and a $3.3 million increase in accrued expenses and other current liabilities. Non-cash adjustments of $3.5 million consisted of a provision for credit losses of $4.7 million, non-cash interest expense of $3.7 million, a change in reserve for obsolete inventory of $1.4 million, accretion of long-term debt in CS Solis of $1.5 million, stock-based compensation of $0.7 million, and other changes, depreciation and amortization of $0.4 million and non-cash lease expense of $0.5 million, partially offset by a $9.4 million decrease in the fair value of warrant liabilities.

The net increase in cash, cash equivalents and restricted cash from discontinued operations of $1.0 million for the twenty-six weeks ended July 2, 2023 was entirely attributable to net cash provided by operating activities from discontinued operations. This decrease was primarily due to the net loss from discontinued operations, net of tax of $12.5 million, adjusted for non-cash charges of $3.6 million and net cash inflows of $9.9 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization expense of $1.6 million, stock-based compensation expense of $1.3 million and a $0.7 million change in allowance for credit losses. The main drivers of net cash inflows derived from the $9.9 million change in operating assets and liabilities were related to a decrease in accounts receivable of $6.1 million, a decrease in inventories of $5.6 million and an increase in accrued expenses and other current liabilities of $5.2 million partially offset by a decrease in accounts payable of $4.2 million, an increase in prepaid expenses and other current assets of $2.3 million and a decrease in other liabilities of $0.5 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.9 million and $1.0 million for the twenty-six weeks ended June 30, 2024, and July 2, 2023, respectively, and attributable to additions to internal-use-software.

Cash Flows from Financing Activities

Net cash provided by financing activities of $7.8 million for the twenty-six weeks ended June 30, 2024 was primarily due to $6.0 million in net proceeds from the issuance of SAFE agreements to a related party, $2.0 million deposit received from a related party in connection with a financing transaction, and $0.1 million in net proceeds from the exercise of stock options, partially offset by a $0.3 million final payment on the settlement of the amount due to Polar Multi-Strategy Master Fund.

Net cash provided by financing activities of $25.8 million for the twenty-six weeks ended July 2, 2023 was due to proceeds of $21.3 million in from the issuance of convertible notes, $14.1 million from the issuance of notes payable and $0.1 million from the issuance of shares of our common stock from the exercise of common stock options, partially offset by repayments of notes payable of $9.7 million.

Off Balance Sheet Arrangements

As of the date of this Quarterly Report on Form 10-Q, Complete Solaria does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with Complete Solaria is a party, under which it has any obligation arising under a guaranteed contract, derivative instrument, or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity, or market risk support for such assets.

Currently, Complete Solaria does not engage in off-balance sheet financing arrangements.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

Complete Solaria is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the closing of the Mergers, our Post-Combination Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1.0 billion in non-convertible debt in the prior three-year period, or (iv) December 31, 2025. Complete Solaria expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business. The Company monitors and manages these financial exposures as an integral part of its overall risk management program.

Interest Rate Risk

We do not have significant exposure to interest rate risk that could affect the balance sheet, statement of operations, and the statement of cash flows, as we do not have any outstanding variable rate debt as of June 30, 2024.

Concentrations of Credit Risk and Major Customers

Our customer base consists primarily of residential homeowners. We do not require collateral on our accounts receivable. Further, our accounts receivable amounts are with individual homeowners who finance their purchase through a few third-party financing entities through whom we collect the receivable, and we are exposed to normal industry credit risks. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

As of June 30, 2024 and December 31, 2023, two financing entities accounted for 10% or more of the total accounts receivable, net balance.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (Disclosure Controls) within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Our Disclosure Controls are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our Disclosure Controls, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily applied its judgment in evaluating and implementing possible controls and procedures.

As of the end of the period covered by this Quarterly Report on Form 10-Q, we evaluated the effectiveness of the design and operation of our Disclosure Controls, which was done under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on the evaluation of our Disclosure Controls, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2024, our Disclosure Controls were not effective due to a material weakness in our internal control over financial reporting as disclosed below.

Material Weaknesses in Internal Control Over Financial Reporting

Prior to the Business Combination, we were a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date as our operations prior to the Business Combination were insignificant compared to those of the consolidated entity post-Business Combination. In addition, the design of internal controls over financial reporting for the Company following the Business Combination has required and will continue to require significant time and resources from our management and other personnel.

In connection with the preparation and audit of our financial statements for the year ended December 31, 2023, our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

We do not have sufficient full-time accounting personnel, (i) to enable appropriate reviews over the financial close and reporting process, (ii) to allow for an appropriate segregation of duties, and (iii) with the requisite experience and technical accounting knowledge to identify, review and resolve complex accounting issues under generally accepted accounting principles in the United States (“GAAP”). Additionally, we did not adequately design and/or implement controls related to conducting a formal risk assessment process.

Inventory controls related to the completeness, existence, and cut-off of inventories held at third parties, and controls related to the calculation of adjustments to inventory for items considered excessive and obsolete.

We were not required to perform an evaluation of internal control over financial reporting as of December 31, 2023 in accordance with Section 215.02 of the SEC’s Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations. Had such an evaluation been performed, additional control deficiencies may have been identified by our management, and those control deficiencies could have also represented one or more material weaknesses.

Plan to Remediate Material Weaknesses in Internal Control Over Financial Reporting

We have taken certain steps, such as recruiting additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources, to enhance our internal control environment and plans to take additional steps to remediate the material weaknesses. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses.

If we are not able to maintain effective internal control over financial reporting and Disclosure Controls, or if material weaknesses are discovered in future periods, a risk that is significantly increased in light of the complexity of our business, we may be unable to accurately and timely report our financial position, results of operations, cash flows or key operating metrics, which could result in late filings of the annual and quarterly reports under the Exchange Act, restatements of financial statements or other corrective disclosures, an inability to access commercial lending markets, defaults under our secured revolving credit facility and other agreements, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

Changes in Internal Control over Financial Reporting

Other than the material weakness and remediation efforts described above, there were no changes in our internal control over financial reporting that occurred during the quarter to which this report relates, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

The information with respect to legal proceedings is set forth under [Note 17 - Commitments and Contingencies], in the accompanying unaudited condensed consolidated financial statements in Part I, Item 1 of this Quarterly Report on Form 10-Q, and is incorporated herein by reference.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Quarterly Report on Form 10-Q, including our unaudited condensed consolidated financial statements and related notes appearing in Part I, Item 1 of this Quarterly Report on Form 10-Q and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. The risks facing our business have not changed substantively from those discussed in our Annual Report on Form 10-K, except for those risks marked with an asterisk (*).

Risks Related to our Businesses and Industry

Our business depends in part on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives or the ability to monetize them could adversely impact our business.

U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and the exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price charged to customers for energy and for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.

The Inflation Reduction Act (“IRA”) extended and modified prior law applicable to tax credits that are available with respect to solar energy systems. Under the IRA, the following credits are available: (i) a production tax credit under Code Section 44 (for facilities that begin construction before January 1, 2025) and Code Section 45Y (for facilities that begin construction between January 1, 2025 and the year that is four calendar years after the year in which certain U.S. greenhouse gas emissions percentages are met) (the “PTC”) in connection with the installation of certain solar facilities and energy storage technology, (ii) an investment tax credit under Code Section 48 (for facilities that begin construction before January 1, 2025) and Code Section 48E (for facilities that begin construction between January 1, 2025 and the year that is four calendar years after the year in which certain U.S. greenhouse gas emissions percentages are met) (the “ITC”) in connection with the installation of certain solar facilities and energy storage technology, and (iii) a residential clean energy credit (the “Section 25D Credit”) in connection with the installation of property that uses solar energy to generate electricity for residential use.

Prior to the IRA, the PTC for solar facilities had phased out and was no longer available. The IRA reinstated the PTC for solar facilities. The PTC available to a taxpayer in a taxable year is equal to a certain rate multiplied by the kilowatt hours of electricity produced by the taxpayer from solar energy at a facility owned by it and sold to an unrelated party during that taxable year. The base rates for the PTC is 0.3 cents. This rate is increased to 1.5 cents for projects that (i) have a maximum net output of less than one MW AC, (ii) begin construction before January 29, 2023, or (iii) meet certain prevailing wage and apprenticeship requirements. It also may be increased for projects that include a certain percentage of components that were produced in the U.S., projects that are located in certain energy communities, and projects that are located in low-income communities.

The ITC available to a taxpayer in a taxable year is equal to the “energy percentage” of the basis of “energy property” placed in service by the taxpayer during that taxable year. “Energy property” includes equipment that uses solar energy to generate electricity (including structural components that are necessary to the functioning of a solar facility as a whole) and certain energy storage systems (including batteries included as part of or adjacent to a solar facility). The base “energy percentage” for the ITC is 6%. This energy percentage is increased to 30% for projects that (i) have a maximum net output of less than one MW AC, (ii) begin construction before January 29, 2023, or (iii) meet certain prevailing wage and apprenticeship requirements. It also may be increased for projects that include a certain percentage of components that were produced in the U.S., projects that are located in certain energy communities, and projects that are located in low-income communities. ITCs are subject to recapture if, during the five-year period after a facility is placed in service, the facility is sold, exchanged, involuntarily converted, or ceases its business usage. If the event that causes such recapture occurs within the first year after a project is placed in service, 100% of the ITCs will be recaptured. The recapture percentage is reduced 20% for each subsequent year. Historically, we have utilized the ITC when available for both residential and commercial leases and power purchase agreements, based on ownership of the solar energy system.

The Section 25D Credit available to a taxpayer is equal to the “applicable percentage” of expenditures for property that uses solar energy to generate electricity for use in a dwelling unit used as a residence by the taxpayer. The applicable percentage is 26% for such systems that are placed in service before January 1, 2022, 30% for such systems that are placed in service after December 31, 2021 and before January 1, 2033, 26% for such systems that are placed in service in 2033, and 22% for such systems that are placed in service in 2034. The Section 25D Credit is scheduled to expire effective January 1, 2035. Although it is unlikely that Complete Solaria would qualify for the Section 25D Credit, the availability of the Section 25D Credit may impact the prices of its solar energy systems.

Reductions in, eliminations of, or expirations of, governmental incentives could adversely impact results of operations and ability to compete in this industry by increasing the cost of capital, causing us to increase the prices of our energy and solar energy systems and reduce the size of our addressable market.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to these companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”)regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may be different from companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.235 billion in total annual gross revenues; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our IPO.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation our periodic reports and proxy statements.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our securities and the trading price of our securities may be more volatile.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

The market for electric generation products is heavily influenced by federal, state and local government laws, regulations and policies concerning the electric utility industry in the U.S. and abroad, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. We anticipate that our solar power products and our installation will continue to be subject to oversight and regulation in accordance with federal, state, local and foreign regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of individual states or local jurisdictions and design equipment to comply with the varying standards. In addition, the U.S. and European Union, among others, have imposed tariffs or are in the process of evaluating the imposition of tariffs on solar panels, solar cells, polysilicon, and potentially other components. These and any other tariffs or similar taxes or duties may increase the price of our solar products and adversely affect our cost reduction roadmap, which could harm our results of operations and financial condition. Any new regulations or policies pertaining our solar power products may result in significant additional expenses for our customers, which could cause a significant reduction in demand for our solar power products.

We rely on net metering and related policies to offer competitive pricing to customers in many of our current markets and changes to net metering policies may significantly reduce demand for electricity from residential solar energy systems.

Net metering is one of several key policies that have enabled the growth of distributed generation solar energy systems in the U.S., providing significant value to customers for electricity generated by their residential solar energy systems but not directly consumed on-site. Net metering allows a homeowner to pay his or her local electric utility for power usage net of production from the solar energy system or other distributed generation source. Homeowners receive a credit for the energy an interconnected solar energy system generates in excess of that needed by the home to offset energy purchases from the centralized utility made at times when the solar energy system is not generating sufficient energy to meet the customer’s demand. In many markets, this credit is equal to the residential retail rate for electricity and in other markets, such as Hawaii and Nevada, the rate is less than the retail rate and may be set, for example, as a percentage of the retail rate or based upon a valuation of the excess electricity. In some states and utility territories, customers are also reimbursed by the centralized electric utility for net excess generation on a periodic basis.

Net metering programs have been subject to legislative and regulatory scrutiny in some states and territories including, but not limited to, California, New Jersey, Arizona, Nevada, Connecticut, Florida, Maine, Kentucky, Puerto Rico and Guam. These jurisdictions, by statute, regulation, administrative order or a combination thereof, have recently adopted or are considering new restrictions and additional changes to net metering programs either on a state-wide basis or within specific utility territories. Many of these measures were introduced and supported by centralized electric utilities. These measures vary by jurisdiction and may include a reduction in the rates or value of the credits customers are paid or receive for the power they deliver back to the electrical grid, caps or limits on the aggregate installed capacity of generation in a state or utility territory eligible for net metering, expiration dates for and phasing out of net metering programs, replacement of net metering programs with alternative programs that may provide less compensation and limits on the capacity size of individual distributed generation systems that can qualify for net metering. Net metering and related policies concerning distributed generation also received attention from federal legislators and regulators.

In California, the California Public Utilities Commission (“CPUC”) issued an order in 2016 retaining retail-based net metering credits for residential customers of California’s major utilities as part of Net Energy Metering 2.0 (“NEM 2.0”). Under NEM 2.0, new distributed generation customers receive the retail rate for electricity exported to the grid, less certain non-bypassable fees. Customers under NEM 2.0 also are subject to interconnection charges and time-of-use rates. Existing customers who receive service under the prior net metering program, as well as new customers under the NEM 2.0 program, currently are permitted to remain covered by them on a legacy basis for a period of 20 years. On September 3, 2020, the CPUC opened a new proceeding to review its current net metering policies and to develop Net Energy Metering 3.0 (“NEM 3.0”), also referred to by the CPUC as the NEM 2.0 successor tariff. NEM 3.0 was finalized on December 15, 2022 and will include several changes from previous net metering plans. There will be changes that impact the amount that homeowners with solar power will be able to recuperate when selling excess energy back to the utility grid. With NEM 3.0, the value of the credits for net exports will be tied to the state’s 2022 Distributed Energy Resources Avoided Cost Calculator Documentation (“ACC”). Another significant change with NEM 3.0 will be applied to the netting period: the time period over which the utilities measure the clean energy being imported or exported. In general, longer netting periods have typically been advantageous for solar power customers because production can offset any consumption. NEM 3.0 will instead measure energy using instantaneous netting, which means interval netting approximately every 15 minutes. This will lead to more NEM customers’ electricity registering as exports, now valued at the new, lower ACC value.

We utilize a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for our solar service offerings. Any shortage, delay or component price change from these suppliers or delays and price increases associated with the product transport logistics could result in sales and installation delays, cancellations and loss of market share.

We purchase solar panels, inverters and other system components from a limited number of suppliers, which makes us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand relationships with existing or new suppliers, we may be unable to adequately meet anticipated demand for our solar energy systems or may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production, we may be unable to satisfy this demand due to an inability to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms.

In particular, there are a limited number of inverter suppliers. Once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur additional delay and expense to redesign the system.

In addition, production of solar panels involves the use of numerous raw materials and components. Several of these have experienced periods of limited availability, particularly polysilicon, as well as indium, cadmium telluride, aluminum and copper. The manufacturing infrastructure for some of these raw materials and components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. The prices for these raw materials and components fluctuate depending on global market conditions and demand and we may experience rapid increases in costs or sustained periods of limited supplies.

Despite efforts to obtain components from multiple sources whenever possible, many suppliers may be single-source suppliers of certain components. If we cannot maintain long-term supply agreements or identify and qualify multiple sources for components, access to supplies at satisfactory prices, volumes and quality levels may be harmed. We may also experience delivery delays of components from suppliers in various global locations. In addition, while there are alternative suppliers and service providers that we could enter into agreements with to replace its suppliers on commercially reasonable terms, we may be unable to establish alternate supply relationships or obtain or engineer replacement components in the short term, or at all, at favorable prices or costs. Qualifying alternate suppliers or developing our own replacements for certain components may be time-consuming and costly and may force us to make modifications to our product designs.

Our need to purchase supplies globally and our continued international expansion further subjects us to risks relating to currency fluctuations. Any decline in the exchange rate of the U.S. dollar compared to the functional currency of component suppliers could increase component prices. In addition, the state of the financial markets could limit suppliers’ ability to raise capital if they are required to expand their production to meet our needs or satisfy our operating capital requirements. Changes in economic and business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect suppliers’ solvency and ability to deliver components on a timely basis. Any of these shortages, delays or price changes could limit our growth, cause cancellations or adversely affect profitability and the ability to compete in the markets in which we operate effectively.

Our business substantially focuses on solar service agreements and transactions with residential customers.

Our business substantially focuses on solar service agreements and transactions with residential customers. Our energy system sales to homeowners utilize power purchase agreements (“PPAs”), leases, loans and other products and services. We currently offer PPAs and leases through, EverBright, LLC, and other financial institutions. If we were unable to arrange new or alternative financing methods for PPAs and leases on favorable terms, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations, and cash flows.

On February 7, 2018, safeguard tariffs on imported solar cells and modules went into effect pursuant to Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and impose safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the U.S. International Trade Commission (the “International Trade Commission”). Since 2021, modules are subject to a tariff rate of 15%. Cells are subjected to a tariff-rate quota, under which the first 2.5 GW of cell imports each year will be exempt from tariffs, and cells imported after the 2.5 GW quota has been reached will be subject to the same 30% tariff as modules in the first year, with the same 5% decline in each of the three subsequent years. The tariff-free cell quota applies globally, without any allocation by country or region.

The tariffs could materially and adversely affect our business and results of operations. While solar cells and modules based on interdigitated back contact technology were granted exclusion from these safeguard tariffs on September 19, 2018, our solar products based on other technologies continue to be subject to the safeguard tariffs. Although we are actively engaged in efforts to mitigate the effect of these tariffs, there is no guarantee that these efforts will be successful.

Uncertainty surrounding the implications of existing tariffs affecting the U.S. solar market and potential trade tensions between the U.S. and other countries is likely to cause market volatility, price fluctuations, supply shortages, and project delays, any of which could harm our business, and the pursuit of mitigating actions may divert substantial resources from other projects. Further, the Uyghur Forced Labor Prevention Act may inhibit importation of certain solar modules or components. In addition, the imposition of tariffs is likely to result in a wide range of impacts to the U.S. solar industry and the global manufacturing market, as well as our business in particular. Such tariffs could materially increase the price of our solar products and result in significant additional costs to the company, its resellers, and the resellers’ customers, which could cause a significant reduction in demand for the company’s solar power products and greatly reduce our competitive advantage.

If we fail to manage operations and growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods as measured by our number of customers; we intend to continue efforts to expand our business within existing and new markets. This growth has placed, and any future growth may place, a strain on management, operational and financial infrastructure. Our growth requires our management to devote a significant amount of time and effort to maintain and expand relationships with customers, dealers and other third parties, attract new customers and dealers, arrange financing for growth and manage expansion into additional markets.

In addition, our current and planned operations, personnel, information technology and other systems and procedures might need to be revised to support future growth and may require us to make additional unanticipated investments in its infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner.

If we cannot manage operations and growth, we may be unable to meet expectations regarding growth, opportunity and financial targets, take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage our operations and growth could adversely impact our reputation, business, financial condition, cash flows and results of operations.

We have international activities and customers in the European Union, and plans to continue these efforts, which subjects us to additional business risks, including logistical and compliance related complexity.

A portion of our sales are made to customers outside of the U.S., and a substantial portion of our supply agreements are with supply and equipment vendors located outside of the U.S. We have solar cell and module production lines located at our outsourced manufacturing facilities in Thailand, Vietnam, and India. We are also considering other manufacturing locations.

Risks we face in conducting business internationally include:

●	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, data protection laws, environmental protection, regulatory requirements, international trade agreements, and other government approvals, permits and licenses;

●	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

●	potentially adverse tax consequences associated with current, future or deemed permanent establishment of operations in multiple countries;

●	relatively uncertain legal systems, including potentially limited protection for intellectual property rights, and laws, changes in the governmental incentives that we rely on, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in certain countries or otherwise place them at a competitive disadvantage in relation to domestic companies;

●	inadequate local infrastructure and developing telecommunications infrastructures;

●	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

●	currency fluctuations, government-fixed foreign exchange rates, the effects of currency hedging activity, and the potential inability to hedge currency fluctuations;

●	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions;

●	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make the company less competitive in some countries; and

●	liabilities associated with compliance with laws (for example, the Foreign Corrupt Practices Act in the U.S. and similar laws outside of the U.S.).

We have an organizational structure involving entities globally. This increases the potential impact of adverse changes in laws, rules and regulations affecting the free flow of goods and personnel, and therefore heightens some of the risks noted above. Further, this structure requires us to manage our international inventory and warehouses effectively. If we fail to do so, our shipping movements may not correspond with product demand and flow. Unsettled intercompany balances between entities could result, if changes in law, regulations or related interpretations occur in adverse tax or other consequences that affect capital structure, intercompany interest rates and legal structure. If we are unable to successfully manage any such risks, any one or more could materially and negatively affect our business, financial condition and results of operations.

We have incurred losses and may be unable to achieve or sustain profitability in the future.*

We have incurred net losses in the past and had an accumulated deficit of $380.4 million as of June 30, 2024. We will continue to incur net losses as spending increases to finance the expansion of operations, installation, engineering, administrative, sales and marketing staffs, spending increases on brand awareness and other sales and marketing initiatives and implement internal systems and infrastructure to support the company’s growth. We do not know whether revenue will grow rapidly enough to absorb these costs, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on results of operations. Our ability to achieve profitability depends on a number of factors, including but not limited to:

●	Growing the customer base;

●	Maintaining or further lowering the cost of capital;

●	Reducing the cost of components for our solar service offerings;

●	Growing and maintaining our channel partner network;

●	Growing our direct-to-consumer business to scale; and

●	Reducing operating costs by lowering customer acquisition costs and optimizing our design and installation processes and supply chain logistics.

Even if we do achieve profitability, we may be unable to sustain or increase profitability in the future.

A material drop in the retail price of utility-generated electricity or electricity from other sources could adversely impact our ability to attract customers, which would harm our business, financial condition, and results of operations.

We believe a homeowner’s decision to buy solar energy from us is primarily driven by a desire to lower electricity costs. Decreases in the retail prices of electricity from utilities or other energy sources would harm our ability to offer competitive pricing and could harm its business. The price of electricity from utilities could decrease as a result of:

●	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;

●	the construction of additional electric transmission and distribution lines;

●	a reduction in the price of natural gas or other natural resources as a result of new drilling techniques or other technological developments, a relaxation of associated regulatory standards, or broader economic or policy developments;

●	energy conservation technologies and public initiatives to reduce electricity consumption;

●	subsidies impacting electricity prices, including in connection with electricity generation and transmission; and

●	development of new energy technologies that provide less expensive energy.

A reduction in utility electricity prices would make the purchase of our solar service offerings less attractive. If the retail price of energy available from utilities were to decrease due to any of these or other reasons, we would be at a competitive disadvantage. As a result, we may be unable to attract new homeowners and growth would be limited.

We face competition from both traditional energy companies and renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. Our primary competitors are the traditional utilities that supply energy to potential customers. We compete with these utilities primarily based on price, predictability of price and the ease by which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to its customers based on these factors, then our business will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than us. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Utilities could also offer other value- added products and services that could help them compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by our solar energy systems.

Our business is concentrated in certain markets including California, putting us at risk of region-specific disruptions.

As of June 30, 2024, a substantial portion of our installations were in California. We expect much of its near-term future growth to occur in California, further concentrating our customer base and operational infrastructure. Accordingly, our business and operations results are particularly susceptible to adverse economic, regulatory, pollical, weather, and other conditions in this market and other markets that may become similarly concentrated. We may not have adequate insurance, including business interruption insurance, to compensate for losses that may occur from any such significant events. A significant natural disaster could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in our business, our partners’ businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of installations or the deployment of solar service offerings, our business, results of operations and financial condition would be adversely affected.

Our growth strategy depends on the widespread adoption of solar power technology.

The distributed residential solar energy market is at a relatively early stage of development compared to fossil fuel-based electricity generation. If additional demand for distributed residential solar energy systems fails to develop sufficiently or takes longer to develop than we anticipate, the company may be unable to originate additional solar service agreements and related solar energy systems and energy storage systems to grow the business. In addition, demand for solar energy systems and energy storage systems in our targeted markets may not develop to the extent it anticipates. As a result, we may need to successfully broaden our customer base through origination of solar service agreements and related solar energy systems and energy storage systems within its current markets or in new markets we may enter.

Many factors may affect the demand for solar energy systems, including, but not limited to, the following:

●	availability, substance and magnitude of solar support programs including government targets, subsidies, incentives, renewable portfolio standards and residential net metering rules;

●	the relative pricing of other conventional and non-renewable energy sources, such as natural gas, coal, oil and other fossil fuels, wind, utility-scale solar, nuclear, geothermal and biomass;

●	performance, reliability and availability of energy generated by solar energy systems compared to conventional and other non-solar renewable energy sources;

●	availability and performance of energy storage technology, the ability to implement such technology for use in conjunction with solar energy systems and the cost competitiveness such technology provides to customers as compared to costs for those customers reliant on the conventional electrical grid; and

●	general economic conditions and the level of interest rates.

The residential solar energy industry is constantly evolving, which makes it difficult to evaluate our prospects. We cannot be certain if historical growth rates reflect future opportunities or its anticipated growth will be realized. The failure of distributed residential solar energy to achieve, or its being significantly delayed in achieving, widespread adoption could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by seasonal trends, poor weather, labor shortages, and construction cycles.

Our business is subject to significant industry-specific seasonal fluctuations. In the U.S., many customers make purchasing decisions towards the end of the year in order to take advantage of tax credits. In addition, sales in the new home development market are often tied to construction market demands, which tend to follow national trends in construction, including declining sales during cold weather months.

Natural disasters, terrorist activities, political unrest, economic volatility, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, avian flu and monkeypox, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict operations and services, incur significant costs to protect its employees and facilities, or result in regional or global economic distress, which may materially and adversely affect business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, future disruptions in access to bank deposits or lending commitments due to bank failures and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the U.S. and other countries across the globe with significant disruption to financial markets. We have outsourced product development and software engineering in Ukraine and we may potentially indirectly be adversely impacted any significant disruption it has caused and may continue to escalate. Similarly, the current armed conflict in Israel and the Gaza Strip may impact our operations. Any one or more of these events may impede our operation and delivery efforts and adversely affect sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations. We cannot predict the full effects the supply chain constraints will have on our business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties.

We depend on a limited number of customers and sales contracts for a significant portion of revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in revenues.

In the twenty-six weeks ended June 30, 2024, no customer accounted for more than 10% of our revenues. In 2023, our top customer accounted for 55% of our total revenues, while in 2022 another customer accounted for 47% of our total revenues from continuing operations. As a result of customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to its clients. In addition, any one of the following events may materially adversely affect cash flows, revenues and results of operations:

●	reduction, delay or cancellation of orders from one or more significant customers;

●	loss of one or more significant customers and failure to identify additional or replacement customers;

●	failure of any significant customers to make timely payment for our products; or

●	the customers becoming insolvent or having difficulties meeting their financial obligations for any reason.

We are exposed to the credit risk of customers and payment delinquencies on its accounts receivables.

While customer defaults have been immaterial to date, we expect that the risk of customer defaults may increase as we grow our business. If we experience increased customer credit defaults, our revenue and our ability to raise new investment funds could be adversely affected. If economic conditions worsen, certain of our customers may face liquidity concerns and may be unable to satisfy their payment obligations to us on a timely basis or at all, which could have a material adverse effect on our financial condition and results of operations.

We may not close the transactions contemplated by the SunPower Stalking Horse Asset Purchase Agreement; and we may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business.*

In November 2022, we acquired The Solaria Corporation (“Solaria”), after which Complete Solar was renamed “Complete Solaria, Inc.” In October 2023, we subsequently sold solar panel assets of Solaria, including intellectual property and customer contracts, to Maxeon Solar Technologies, Ltd., which resulted in an impairment loss of $147.5 million and loss on disposal of $1.8 million. In July 2024, we acquired selected assets of Core Energy, and on August 5, 2024, we entered into a “Stalking Horse” asset purchase agreement with SunPower Corporation (“SunPower”) and the direct and indirect subsidiaries of SunPower (the “Debtors”) providing for the sale and purchase of certain assets related to the Debtors’ Blue Raven Solar business, New Homes business, and non-installing Dealer network (the “Stalking Horse APA”). In addition to these transactions, in the future, we may acquire additional companies, project pipelines, products, or technologies, or enter into joint ventures or other strategic initiatives.

The transactions under the Stalking Horse APA are subject to various closing conditions and bankruptcy procedures that may result in the Company not being the winning bidder or not consummating the related transactions. For example, the Stalking Horse APA is subject to higher and better offers during the Debtors’ voluntary cases under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) and is subject to approval of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Pursuant to the Debtors’ bidding procedures, interested parties will be invited to participate and submit binding offers in accordance with the bidding procedures. The Stalking Horse APA acts as a baseline for competitive bids for the acquisition of the acquired assets that are the subject of the agreement. If one or more qualified bids (other than the transaction contemplated by the Stalking Horse APA) were to be received by the qualified bid deadline as provided for in the bidding procedures as approved by the Bankruptcy Court, then the Debtors would proceed with an auction to determine the successful bid, subject to the terms of the bidding procedures. Additionally, the closing of the transactions under the Stalking Horse APA is subject to various closing conditions, including the requirement that the Bankruptcy Court enter a sales order approving the Stalking Horse APA and the terms and conditions of such agreement and authorizing the Debtors to consummate the transactions under the Stalking Horse APA. There can be no assurance that other parties will not present higher and better offers, and we are subject to the risks that the closing conditions under the Stalking Horse APA are not satisfied, including the conditions relating to the Bankruptcy Court’s approval of the Stalking Horse APA and the related transactions. If we do not prevail in any related auction, if the closing conditions under the agreement are not satisfied, or if the Bankruptcy Court does not approve the Stalking Horse APA and related transactions, we may not ultimately be the prevailing buyer of the related assets from the Debtors, and we would not realize the expected benefits of the transactions contemplated by the Stalking Horse APA.

Additionally, our ability as an organization to integrate acquisitions is unproven. We may not realize the anticipated benefits of our acquisitions or any other future acquisition or the acquisition may be viewed negatively by customers, financial markets or investors.

Any acquisition has numerous risks, including, but not limited to, the following:

●	difficulty in assimilating the operations and personnel of the acquired company;

●	difficulty in effectively integrating the acquired technologies or products with current products and technologies;

●	difficulty in maintaining controls, procedures and policies during the transition and integration;

●	disruption of ongoing business and distraction of management and employees from other opportunities and challenges due to integration issues;

●	difficulty integrating the acquired company’s accounting, management information and other administrative systems;

●	inability to retain key technical and managerial personnel of the acquired business;

●	inability to retain key customers, vendors, and other business partners of the acquired business;

●	inability to achieve the financial and strategic goals for the acquired and combined businesses;

●	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact operating results;

●	failure of due diligence processes to identify significant issues with product quality, legal and financial liabilities, among other things;

●	inability to assert that internal controls over financial reporting are effective; and

●	inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

We depend on our intellectual property and may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.

From time to time, we and our customers, or the third parties with whom we work may receive letters, including letters from other third parties, and may become subject to lawsuits with such third parties alleging infringement of their patents. Additionally, we are required by contract to indemnify some customers and third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our products are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject us to significant indemnification claims by customers and third-party providers. We cannot assure investors that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition. Intellectual property litigation is very expensive and time-consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the U.S. of our solar products. Any of these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or in obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on the business.

We may be required to file claims against other parties for infringing its intellectual property that may be costly and may not be resolved in its favor.

To protect our intellectual property rights and to maintain competitive advantage, we have filed, and may continue to file, suits against parties we believe infringe or misappropriate our intellectual property. Intellectual property litigation is expensive and time-consuming, could divert management’s attention from our business, and could have a material adverse effect on our business, operating results, or financial condition, and our enforcement efforts may not be successful. In addition, the validity of our patents may be challenged in such litigation. Our participation in intellectual property enforcement actions may negatively impact our financial results.

Developments in technology or improvements in distributed solar energy generation and related technologies or components may materially adversely affect demand for our offerings.

Significant developments in technology, such as advances in distributed solar power generation, energy storage solutions such as batteries, energy storage management systems, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of distributed or centralized power production may materially and adversely affect demand for our offerings and otherwise affect our business. Future technological advancements may result in reduced prices to consumers or more efficient solar energy systems than those available today, either of which may result in current customer dissatisfaction. We may not be able to adopt these new technologies as quickly as its competitors or on a cost-effective basis.

Additionally, recent technological advancements may impact our business in ways not currently anticipated. Any failure by us to adopt or have access to new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence or the loss of competitiveness of and decreased consumer interest in its solar energy services, which could have a material adverse effect on its business, financial condition and results of operations.

Our business is subject to complex and evolving data protection laws. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, increased cost of operations or otherwise harm its business.

Consumer personal privacy and data security have become significant issues and the subject of rapidly evolving regulation in the U.S. Furthermore, federal, state and local government bodies or agencies have in the past adopted, and may in the future adopt, more laws and regulations affecting data privacy. For example, the state of California enacted the California Consumer Privacy Act of 2018 (“CCPA”) and California voters recently approved the California Privacy Rights Act (“CPRA”). The CCPA creates individual privacy rights for consumers and places increased privacy and security obligations on entities handling the personal data of consumers or households. The CCPA went into effect in January 2020 and it requires covered companies to provide new disclosures to California consumers, provides such consumers, business-to-business contacts and employees new ways to opt-out of certain sales of personal information, and allows for a new private right of action for data breaches. The CPRA modifies the CCPA and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. The CCPA and the CPRA may significantly impact Complete Solaria’s business activities and require substantial compliance costs that adversely affect its business, operating results, prospects and financial condition. To date, we have not experienced substantial compliance costs in connection with fulfilling the requirements under the CCPA or CPRA. However, we cannot be certain that compliance costs will not increase in the future with respect to the CCPA and CPRA or any other recently passed consumer privacy regulation.

Outside the U.S., an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) impose strict requirements for processing personal data. Under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Non-compliance with the UK GDPR may result in substantially similar adverse consequences to those in relation to the EU GDPR, including monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the U.S. or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom have significantly restricted the transfer of personal data to the U.S. and other countries whose privacy laws it believes are not adequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross- border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the U.S. in compliance with law, such as the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that Complete Solaria can satisfy or rely on these measures to lawfully transfer personal data to the U.S. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the U.S., or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of its operations, the need to relocate part of or all of its business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against its processing or transferring of personal data necessary to operate its business. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the EU GDPR’s cross-border data transfer limitations.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to us damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to our business may limit the use and adoption of, and reduce the overall demand for, its solutions. If we are not able to adjust to changing laws, regulations and standards related to privacy or security, our business may be harmed.

Any unauthorized access to or disclosure or theft of personal information we gather, store or use could harm our reputation and subject us to claims or litigation.

We receive, store and use personal information of customers, including names, addresses, e-mail addresses, and other housing and energy use information. We also store information of dealers, including employee, financial and operational information. We rely on the availability of data collected from customers and dealers in order to manage our business and market our offerings. We take certain steps in an effort to protect the security, integrity and confidentiality of the personal information collected, stored or transmitted, but there is no guarantee inadvertent or unauthorized use or disclosure will not occur or third parties will not gain unauthorized access to this information despite our efforts. Although we take precautions to provide for disaster recovery, our ability to recover systems or data may be expensive and may interfere with normal operations. Also, although we obtain assurances from such third parties that they will use reasonable safeguards to secure their systems, we may be adversely affected by unavailability of their systems or unauthorized use or disclosure or its data maintained in such systems. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, our suppliers or vendors and our dealers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

Cyberattacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, disruption of customers’ operations, loss or damage to data delivery systems, unauthorized release of confidential or otherwise protected information, corruption of data and increased costs to prevent, respond to or mitigate cybersecurity events. In addition, certain cyber incidents, such as advanced persistent threats, may remain undetected for an extended period.

Unauthorized use, disclosure of or access to any personal information maintained by us or on the behalf of us, whether through breach of our systems, breach of the systems of our suppliers, vendors or dealers by an unauthorized party or through employee or contractor error, theft or misuse or otherwise, could harm our business. If any such unauthorized use, disclosure of or access to such personal information were to occur, our operations could be seriously disrupted and we could be subject to demands, claims and litigation by private parties and investigations, related actions and penalties by regulatory authorities.

In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of federal, state and local laws and regulations relating to the unauthorized access to, use of or disclosure of personal information. Finally, any perceived or actual unauthorized access to, use of or disclosure of such information could harm our reputation, substantially impair our business, financial condition and results of operations. While we currently maintain cybersecurity insurance, such insurance may not be sufficient to cover against claims, and we cannot be certain that cyber insurance will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

If we fail to comply with laws and regulations relating to interactions by the company or its dealers with current or prospective residential customers could result in negative publicity, claims, investigations and litigation and adversely affect financial performance.

Our business substantially focuses on solar service agreements and transactions with residential customers. We offer leases, loans and other products and services to consumers by contractors in our dealer networks, who utilize sales people employed by or engaged as third-party service providers of such contractors. We and our dealers must comply with numerous federal, state and local laws and regulations that govern matters relating to interactions with residential consumers, including those pertaining to consumer protection, marketing and sales, privacy and data security, consumer financial and credit transactions, mortgages and refinancings, home improvement contracts, warranties and various means of customer solicitation, including under the laws described below in “As sales to residential customers have grown, we have increasingly become subject to substantial financing and consumer protection laws and regulations.” These laws and regulations are dynamic and subject to potentially differing interpretations and various federal, state and local legislative and regulatory bodies may initiate investigations, expand current laws or regulations, or enact new laws and regulations regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we and our dealers do business, acquire customers and manage and use information collected from and about current and prospective customers and the costs associated therewith. We and our dealers strive to comply with all applicable laws and regulations relating to interactions with residential customers. It is possible, however, these requirements may be interpreted and applied in a manner inconsistent from one jurisdiction to another and may conflict with other rules or our practices or the practices of our dealers.

Although we require dealers to meet consumer compliance requirements, we do not control dealers and their suppliers or their business practices. Accordingly, we cannot guarantee they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative dealers or suppliers, which could increase costs and have a negative effect on business and prospects for growth. Violation of labor or other laws by our dealers or suppliers or the divergence of a dealer or supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which the company does or intends to do business could also attract negative publicity and harm the business.

From time to time, we have been included in lawsuits brought by the consumer customers of certain contractors in our networks, citing claims based on the sales practices of these contractors. While we have paid only minimal damages to date, we cannot be sure that a court of law would not determine that we are liable for the actions of the contractors in our networks or that a regulator or state attorney general’s office may hold us accountable for violations of consumer protection or other applicable laws by. Our risk mitigation processes may not be sufficient to mitigate financial harm associated with violations of applicable law by our contractors or ensure that any such contractor is able to satisfy its indemnification obligations to us. Any significant judgment against us could expose it to broader liabilities, a need to adjust our distribution channels for products and services or otherwise change our business model and could adversely impact the business.

We may be unsuccessful in introducing new services and product offerings.

We intend to introduce new offerings of services and products to both new and existing customers in the future, including home automation products and additional home technology solutions. We may be unsuccessful in significantly broadening our customer base through the addition of these services and products within current markets or in new markets the company may enter. Additionally, we may not be successful in generating substantial revenue from any additional services and products introduced in the future and may decline to initiate new product and service offerings.

Damage to our brand and reputation or change or loss of use of our brand could harm our business and results of operations.

We depend significantly on our reputation for high-quality products, excellent customer service and the brand name “Complete Solaria” to attract new customers and grow our business. If we fail to continue to deliver solar energy systems or energy storage systems within the planned timelines, if our offerings do not perform as anticipated or if we damage any of our customers’ properties or delays or cancels projects, our brand and reputation could be significantly impaired. Future technological improvements may allow the company to offer lower prices or offer new technology to new customers; however, technical limitations in our current solar energy systems and energy storage systems may prevent us from offering such lower prices or new technology to existing customers.

In addition, given the sheer number of interactions our personnel or dealers operating on our behalf have with customers and potential customers, it is inevitable that some customers’ and potential customers’ interactions with us or dealers operating on our behalf will be perceived as less than satisfactory. This has led to instances of customer complaints, some of which have affected our digital footprint on rating websites and social media platforms. If we cannot manage hiring and training processes to avoid or minimize these issues to the extent possible, our reputation may be harmed and our ability to attract new customers would suffer.

In addition, if we were to no longer use, lose the right to continue to use or if others use the “Complete Solaria” brand, we could lose recognition in the marketplace among customers, suppliers and dealers, which could affect our business, financial condition, results of operations and would require financial and other investment and management attention in new branding, which may not be as successful.

Our success depends on the continuing contributions of key personnel.

We rely heavily on the services of our key executive officers and the loss of services of any principal member of the management team could adversely affect operations. There have been, and from time to time there may continue to be, changes in our management team resulting from the hiring or departure of executives and key employees, or the transition of executives within our business, which could disrupt our business.

We are investing significant resources in developing new members of management as we complete our restructuring and strategic transformation. We also anticipate that over time we will need to hire a number of highly skilled technical, sales, marketing, administrative, and accounting personnel. The competition for qualified personnel is intense in this industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support its anticipated growth. We cannot guarantee that any employee will remain employed with us for any definite period of time since all employees, including key executive officers, serve at-will and may terminate their employment at any time for any reason.

If we or our dealers or suppliers fail to hire and retain sufficient employees and service providers in key functions, our growth and ability to timely complete customer projects and successfully manage customer accounts would be constrained.

To support growth, we and our dealers need to hire, train, deploy, manage and retain a substantial number of skilled employees, engineers, installers, electricians and sales and project finance specialists. Competition for qualified personnel in this industry has increased substantially, particularly for skilled personnel involved in the installation of solar energy systems. We and our dealers also compete with the homebuilding and construction industries for skilled labor. These industries are cyclical and when participants in these industries seek to hire additional workers, it puts upward pressure on us and our dealers’ labor costs. Companies with whom our dealers compete to hire installers may offer compensation or incentive plans that certain installers may view as more favorable. As a result, our dealers may be unable to attract or retain qualified and skilled installation personnel. The further unionization of the industry’s labor force or the homebuilding and construction industries’ labor forces could also increase our dealers’ labor costs.

Shortages of skilled labor could significantly delay a project or otherwise increase dealers’ costs. Further, we need to continue to increase the training of the customer service team to provide high-end account management and service to homeowners before, during and following the point of installation of its solar energy systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service team member is fully trained and productive at the standards established by us. If we are unable to hire, develop and retain talented customer service or other personnel, we may not be able to grow our business.

Our operating results and ability to grow may fluctuate from quarter to quarter and year to year, which could make future performance difficult to predict and could cause operating results for a particular period to fall below expectations.

Our quarterly and annual operating results and its ability to grow are difficult to predict and may fluctuate significantly. We have experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause operating results to fluctuate:

●	expiration or initiation of any governmental rebates or incentives;

●	significant fluctuations in customer demand for our solar energy services, solar energy systems and energy storage systems;

●	our dealers’ ability to complete installations in a timely manner;

●	our and our dealers’ ability to gain interconnection permission for an installed solar energy system from the relevant utility;

●	the availability, terms and costs of suitable financing;

●	the amount, timing of sales and potential decreases in value of Solar Renewable Energy Certificates (“SRECs”);

●	our ability to continue to expand its operations and the amount and timing of expenditures related to this expansion;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

●	changes in our pricing policies or terms or those of competitors, including centralized electric utilities;

●	actual or anticipated developments in competitors’ businesses, technology or the competitive landscape; and

●	natural disasters or other weather or meteorological conditions.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance.

Our ability to obtain insurance on the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events or company-specific events, as well as the financial condition of insurers.

Our insurance policies cover legal and contractual liabilities arising out of bodily injury, personal injury or property damage to third parties and are subject to policy limits.

However, such policies do not cover all potential losses and coverage is not always available in the insurance market on commercially reasonable terms. In addition, we may have disagreements with insurers on the amount of recoverable damages and the insurance proceeds received for any loss of, or any damage to, any of our assets may be claimed by lenders under financing arrangements or otherwise may not be sufficient to restore the loss or damage without a negative impact on its results of operations. Furthermore, the receipt of insurance proceeds may be delayed, requiring us to use cash or incur financing costs in the interim. To the extent our experiences covered losses under its insurance policies, the limit of our coverage for potential losses may be decreased or the insurance rates it has to pay increased. Furthermore, the losses insured through commercial insurance are subject to the credit risk of those insurance companies. While we believe our commercial insurance providers are currently creditworthy, we cannot assure such insurance companies will remain so in the future.

We may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. The insurance coverage obtained may contain large deductibles or fail to cover certain risks or all potential losses. In addition, our insurance policies are subject to annual review by insurers and may not be renewed on similar or favorable terms, including coverage, deductibles or premiums, or at all. If a significant accident or event occurs for which we are not fully insured or the company suffers losses due to one or more of its insurance carriers defaulting on their obligations or contesting their coverage obligations, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to breaches of our information technology systems, which could lead to disclosure of internal information, damage to our reputation or relationships with dealers, suppliers, and customers, and disrupt access to online services. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.

Our business requires the use and storage of confidential and proprietary information, intellectual property, commercial banking information, personal information concerning customers, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including ours.

Where appropriate, we use encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to data.

We devote resources to network security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing and other malicious techniques, and/or may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we may experience a breach of our systems in the future that reduces our ability to protect sensitive data. In addition, hardware, software, or applications we develop or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving team members, contractors and temporary staff. If we experience, or are perceived to have experienced, a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to our business, including corrections or updates to previous disclosures, we could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to our reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect our business, results of operations, and financial condition.

We may also share information with contractors and third-party providers to conduct business. While we generally review and typically request or require such contractors and third-party providers to implement security measures, such as encryption and authentication technologies to secure the transmission and storage of data, those third-party providers may experience a significant data security breach, which may also detrimentally affect our business, results of operations, and financial condition as discussed above. See also under this section, “We may be required to file claims against other parties for infringing its intellectual property that may be costly and may not be resolved in our favor.” We rely substantially upon trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

As sales to residential customers have grown, we have increasingly become subject to consumer protection laws and regulations.

As we continue to seek to expand our retail customer base, our activities with customers are subject to consumer protection laws that may not be applicable to other businesses, such as federal truth-in-lending, consumer leasing, telephone and digital marketing, and equal credit opportunity laws and regulations, as well as state and local finance laws and regulations. Claims arising out of actual or alleged violations of law may be asserted against us by individuals or governmental entities and may expose the company to significant damages or other penalties, including fines. In addition, our affiliations with third-party dealers may subject the company to alleged liability in connection with actual or alleged violations of law by such dealers, whether or not actually attributable to us, which may expose us to significant damages and penalties, and we may incur substantial expenses in defending against legal actions related to third-party dealers, whether or not ultimately found liable.

The competitive environment in which we operate often requires the undertaking of customer obligations, which may turn out to be costlier than anticipated and, in turn, materially and adversely affect our business, results of operations and financial condition.

We are often required, at the request of our end customer, to undertake certain obligations such as:

●	system output performance warranties; and

●	system maintenance.

Such customer obligations involve complex accounting analyses and judgments regarding the timing of revenue and expense recognition, and in certain situations these factors may require us to defer revenue or profit recognition until projects are completed or until contingencies are resolved, which could adversely affect revenues and profits in a particular period.

We are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on its business and results of operations.

We are a licensed contractor in certain communities that we service and are ultimately responsible as the contracting party for every solar energy system installation. A significant portion of our business depends on obtaining and maintaining required licenses in various jurisdictions. All such licenses are subject to audit by the relevant government agency. Our failure to obtain or maintain required licenses could result in the termination of certain of our contracts. For example, we hold a license with California’s Contractors State License Board (the “CSLB”) and that license is currently under probation with the CSLB. If we fail to comply with the CSLB’s law and regulations, it could result in termination of certain of our contracts, monetary penalties, extension of the license probation period or revocation of its license in California. In addition, we may be liable, either directly or through its solar partners, to homeowners for any damage we cause to them, their home, belongings or property during the installation of our systems. For example, we either directly or through its solar partners, frequently penetrate homeowners’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of construction. In addition, because the solar energy systems we or our solar partners deploy are high voltage energy systems, we may incur liability for failing to comply with electrical standards and manufacturer recommendations.

Further, we or our solar partners may face construction delays or cost overruns, which may adversely affect our or our solar partners’ ability to ramp up the volume of installation in accordance with our plans. Such delays or overruns may occur as a result of a variety of factors, such as labor shortages, defects in materials and workmanship, adverse weather conditions, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties, any of which could lead to increased cancellation rates, reputational harm and other adverse effects.

In addition, the installation of solar energy systems, energy storage systems, and other energy-related products requiring building modifications are subject to oversight and regulation in accordance with national, state, and local laws and ordinances relating to building, fire, and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. We also rely on certain employees to maintain professional licenses in many of the jurisdictions in which we operate, and the failure to employ properly licensed personnel could adversely affect our licensing status in those jurisdictions. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to homeowners and us and, as a result, could cause a significant reduction in demand for solar service offerings.

While we have a variety of stringent quality standards that the company applies in the selection of its solar partners, we do not control our suppliers and solar partners or their business practices. Accordingly, we cannot guarantee that they follow our standards or ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative suppliers or contractors, which could increase costs and result in delayed delivery or installation of our products, product shortages or other disruptions of its operations. Violation of labor or other laws by our suppliers and solar partners or the divergence of a supplier’s or solar partners’ labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity and harm our business, brand and reputation in the market.

Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern.*

Since our inception, we have incurred losses and negative cash flows from operations. We incurred net losses of $25.5 million and $269.6 million, during the twenty-six week period ended June 30, 2024 and the fiscal year ended December 31, 2023, respectively, and had an accumulated deficit of $380.4 million and current debt of $67.5 million as of June 30, 2024. We had cash and cash equivalents of $1.8 million as of June 30, 2024, which were held for working capital expenditures. These conditions raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to meet our obligations and finance our operations.

If we are not able to secure adequate additional funding when needed, we will need to reevaluate our operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact our business, results of operations and future prospects. There can be no assurance that in the event we require additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on our ability to achieve our intended business objectives.

We expect that we will need to raise additional funding to finance our operations. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to curtail planned programs or cease operations entirely.

Our operations have consumed significant amounts of cash since inception. We expect to incur significant operating expenses as we continue to grow our business. We believe that our operating losses and negative operating cash flows will continue into the foreseeable future.

We had cash and cash equivalents of $1.8 million as of June 30, 2024. Our cash position raises substantial doubt regarding our ability to continue as a going concern for 12 months after the consolidated financial statements issuance. We will require substantial additional capital to continue operations. Such additional capital might not be available when we need it and our actual cash requirements might be greater than anticipated. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

We have identified material weaknesses in our internal controls over financial reporting. If we are unable to maintain effective internal controls over financial reporting and disclosure controls and procedures, the accuracy and timeliness of our financial and operating reporting may be adversely affected, and confidence in our operations and disclosures may be lost.

In connection with the preparation and audit of our financial statements for the years ended December 31, 2022 and 2021, and our consolidated financial statements for the year ended December 31, 2023, our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness is as follows:

●	We do not have sufficient full-time accounting personnel, (i) to enable appropriate reviews over the financial close and reporting process, (ii) to allow for appropriate segregation of duties, and (iii) with the requisite experience and technical accounting knowledge to identify, review and resolve complex accounting issues under generally accepted accounting principles in the U.S. (“GAAP”). Additionally, we did not adequately design and/or implement controls related to conducting a formal risk assessment process.

In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2023, our management identified a material weakness in our internal control over financial reporting. The material weakness is as follows:

●	Inventory controls related to the completeness, existence, and cut-off of inventories held at third parties, and controls related to the calculation of adjustments to inventory for items considered excessive and obsolete.

Had such an evaluation been performed, additional control deficiencies may have been identified by the Company’s management, and those control deficiencies could have also represented one or more material weaknesses.

Complete Solaria was not required to evaluate internal control over financial reporting as of December 31, 2023 in accordance with the provisions of the Sarbanes-Oxley Act. Had such an evaluation been performed, Complete Solaria’s management may have identified additional control deficiencies, and those control deficiencies could have also represented one or more material weaknesses.

We have taken certain steps, such as recruiting additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources, to enhance our internal control environment and plan to take additional steps to remediate the material weaknesses. Although we plan to complete this remediation process as quickly as possible, we cannot estimate how long it will take. We cannot assure that the measures we have taken to date, and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that such measures will prevent or avoid potential future material weaknesses.

If we are not able to maintain effective internal control over financial reporting and disclosure controls and procedures, or if material weaknesses are discovered in future periods, a risk that is significantly increased in light of the complexity of our business, we may be unable to accurately and timely report our financial position, results of operations, cash flows or key operating metrics, which could result in late filings of the annual and quarterly reports under the Exchange Act, restatements of financial statements or other corrective disclosures, an inability to access commercial lending markets, defaults under its secured revolving credit facility and other agreements, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant penalties, operational delays and adverse publicity.

The installation and ongoing operations and maintenance of solar energy systems and energy storage systems requires individuals hired by us, our dealers, or third-party contractors, potentially including employees, to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of the installation process requires these individuals to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation by the Occupational Safety and Health Administration (“OSHA”) and the Department of Transportation (“DOT”) and equivalent state and local laws. Changes to OSHA or DOT requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA or DOT regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. Because individuals hired by us or on our behalf to perform installation and ongoing operations and maintenance of the company’s solar energy systems and energy storage systems, including its dealers and third-party contractors, are compensated on a per project basis, they are incentivized to work more quickly than installers compensated on an hourly basis. While we have not experienced a high level of injuries to date, this incentive structure may result in higher injury rates than others in the industry and could accordingly expose the company to increased liability. Individuals hired by or on behalf of us may have workplace accidents and receive citations from OSHA regulators for alleged safety violations, resulting in fines. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage its reputation and competitive position and adversely affect the business.

Our business has benefited from the declining cost of solar energy system components, but it may be harmed if the cost of such components stabilizes or increases in the future.

Our business has benefited from the declining cost of solar energy system components and to the extent such costs stabilize, decline at a slower rate or increase, our future growth rate may be negatively impacted. The declining cost of solar energy system components and the raw materials necessary to manufacture them has been a key driver in the price of our solar energy systems, and the prices charged for electricity and customer adoption of solar energy. Solar energy system component and raw material prices may not continue to decline at the same rate as they have over the past several years or at all. In addition, growth in the solar industry and the resulting increase in demand for solar energy system components and the raw materials necessary to manufacture them may also put upward pressure on prices. An increase of solar energy system components and raw materials prices could slow growth and cause business and results of operations to suffer. Further, the cost of solar energy system components and raw materials has increased and could increase in the future due to tariff penalties, duties, the loss of or changes in economic governmental incentives or other factors.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

It is possible our solar energy systems or energy storage systems could injure customers or other third parties or our solar energy systems or energy storage systems could cause property damage as a result of product malfunctions, defects, improper installation, fire or other causes. Any product liability claim we face could be expensive to defend and may divert management’s attention. The successful assertion of product liability claims against us could result in potentially significant monetary damages, potential increases in insurance expenses, penalties or fines, subject the company to adverse publicity, damage our reputation and competitive position and adversely affect sales of solar energy systems or energy storage systems. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions to the industry as a whole and may have an adverse effect on our ability to expand its portfolio of solar service agreements and related solar energy systems and energy storage systems, thus affecting our business, financial condition and results of operations.

Our warranty costs may exceed the warranty reserve.

We provide warranties that cover parts performance and labor to purchasers of our solar modules. We maintain a warranty reserve on our financial statements, and our warranty claims may exceed the warranty reserve. Any significant warranty expenses could adversely affect our financial condition and results of operations. Significant warranty problems could impair our reputation which could result in lower revenue and a lower gross margin.

We are subject to legal proceedings and regulatory inquiries and may be named in additional claims or legal proceedings or become involved in regulatory inquiries, all of which are costly, distracting to our core business and could result in an unfavorable outcome or harm our business, financial condition, results of operations or the trading price for our securities.

We are involved in claims, legal proceedings that arise from normal business activities. In addition, from time to time, third parties may assert claims against us. We evaluate all claims, lawsuits and investigations with respect to their potential merits, our potential defenses and counter claims, settlement or litigation potential and the expected effect on us. In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time-consuming legal proceedings that could result in any number of outcomes. Although outcomes of such actions vary, any claims, proceedings or regulatory actions initiated by or against us whether successful or not, could result in expensive costs of defense, costly damage awards, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of significant operational resources or some other harm to the business. In any of these cases, our business, financial condition or results of operations could be negatively impacted. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Depending on the nature and timing of any such controversy, an unfavorable resolution of a matter could materially affect our future business, financial condition or results of operations, or all of the foregoing, in a particular quarter.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified directors and officers.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time- consuming. A number of those requirements will require us to carry out activities we had not done previously.

If any issues in complying with those requirements are identified (for example, if we or the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future and may never achieve profitability. Under current U.S. federal income tax law, unused losses for the tax year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire, and unused federal losses generated after December 31, 2017 will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. Many states have similar laws.

In addition, both current and future unused net operating loss (“NOL”) carryforwards and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in equity ownership by certain stockholders over a three-year period. The Business Combination may have resulted in an ownership change for us and, accordingly, our NOL carryforwards and certain other tax attributes may be subject to limitations (or disallowance) on their use after the Business Combination. Our NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership. Additional ownership changes in the future could result in additional limitations on our NOL carryforwards. Consequently, even if we achieve profitability, we may not be able to utilize a material portion of our NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there was no public market for Solaria’s stock and trading in the shares of our common stock (prior to consummation of the Business Combination, “FACT Common Stock”) was not active. Accordingly, the valuation ascribed to Solaria and FACT Common Stock in the Business Combination may not have been indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to develop product candidates;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of our securities available for public sale

●	any major change in our board of directors or management;

●	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who currently cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who currently cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline. If we obtain additional coverage and any new analyst issues, an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price could decline.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to general market and economic conditions and an active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. If our securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.*

We have not complied in the past, and we may not be able to comply in the future, with the continued listing standards of Nasdaq. On April 16, 2024, we received written notice (“NASDAQ Notice”) from Nasdaq notifying us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. We had 180 calendar days to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock was required to be at least $1.00 per share for a minimum of ten consecutive business days before October 14, 2024. We satisfied this requirement during the thirteen week period ended June 30, 2024. On June 3, 2024, we received written notice from the Nasdaq notifying the Company that it had regained compliance with the minimum bid price requirement.

Also on April 16, 2024, we received a letter (“NASDAQ Letter”) from the staff at Nasdaq notifying us that, for the 30 consecutive trading days prior to the date of the NASDAQ Letter, our common stock had traded at a value below the minimum $50,000,000 “Market Value of Listed Securities” (“MVLS”) requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A), which is required for continued listing of our common stock on The Nasdaq Global Market. In accordance with Nasdaq listing rule 5810(c)(3)(C), we have 180 calendar days, or until October 14, 2024, to regain compliance. The NASDAQ Letter notes that to regain compliance, our common stock must trade at or above a level such that our MVLS closes at or above $50,000,000 for a minimum of ten consecutive business days during the compliance period, which ends October 14, 2024. The NASDAQ Letter further notes that if we are unable to satisfy the MVLS requirement prior to such date, we may be eligible to transfer the listing of its securities to The Nasdaq Capital Market (provided that the Company then satisfies the requirements for continued listing on that market). If the Company does not regain compliance by October 14, 2024, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, we may appeal any such delisting determination to a hearings panel.

If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

●	a limited amount of analyst coverage; and a decreased ability to issue additional securities or obtain additional financing in the future.

Sales of a substantial number of our common stock in the public market by our shareholders could cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline.

Provisions in our Certificate of Incorporation and Bylaws and provisions of the Delaware General Corporation Law may delay or prevent an acquisition by a third party that could otherwise be in the interests of shareholders.

Our Certificate of Incorporation and Bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest, or other transaction that stockholders may consider favorable, include the following:

●	advance notice requirements for stockholder proposals and director nominations;

●	provisions limiting stockholders’ ability to call special meetings of stockholders and to take action by written consent;

●	restrictions on business combinations with interested stockholders;

●	no cumulative voting; and

●	the ability of the board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions by such acquirer.

These provisions of our Certificate of Incorporation and Proposed Bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for the shares of our common stock in the future, which could reduce the market price of our common stock.

The provision of our Certificate of Incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the U.S. for certain types of lawsuits may have the effect of discouraging lawsuits against directors and officers.

Our Certificate of Incorporation provides that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings:

●	any derivative action or proceeding brought on behalf of us;

●	any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders;

●	any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents relating to any provision of the Delaware General Corporation Law (“DGCL”) or our Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

●	any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware, in each such case unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

Our Certificate of Incorporation will further provide that, unless otherwise consented to by us in writing to the selection of an alternative forum, the federal district courts of the U.S. will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of our securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and consented to this provision.

Although our Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and, therefore, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

We may be required to repurchase up to 6,720,000 shares of common stock from the investors with whom we entered into Forward Purchase Agreements in connection with the closing of the Business Combination, which would reduce the amount of cash available to us to fund our growth plan.

On and around July 13, 2023, FACT entered into separate Forward Purchase Agreements with certain investors (together, the “FPA Investors”), pursuant to which FACT (now Complete Solaria following the Closing) agreed to purchase in the aggregate, on the date that is 24 months after the Closing Date (the “Maturity Date”), up to 6,720,000 shares of common stock then held by the FPA Investors (subject to certain conditions and purchase limits set forth in the Forward Purchase Agreements). Pursuant to the terms of the Forward Purchase Agreements, each FPA Investor further agreed not to redeem any of the FACT Class A Ordinary Shares owned by it at such time. The per price at which the FPA Investors have the right to sell the shares to us on the Maturity Date will not be less than $5.00 per share.

If the FPA Investors hold some or all of the 6,720,000 forward purchase agreement shares on the Maturity Date, and the per share trading price of our common stock is less than the per share price at which the FPA Investors have the right to sell the common stock to us on the Maturity Date, we would expect that the FPA Investors will exercise this repurchase right with respect to such shares. In the event that we are required to repurchase these forward purchase agreement shares, or in the event that the forward purchase agreements are terminated the amount of cash arising from the Business Combination that would ultimately be available to fund our liquidity and capital resource requirements would be reduced accordingly, which would adversely affect our ability to fund our growth plan in the manner we had contemplated when entering into the forward purchase agreements.

Warrants to purchase shares of our common stock may not be exercised at all or may be exercised on a cashless basis and we may not receive any cash proceeds from the exercise of such warrants.

The exercise price of warrants to purchase shares of our common stock may be higher than the prevailing market price of the underlying shares of common stock. The exercise price of such warrants is subject to market conditions and may not be advantageous if the prevailing market price of the underlying shares of common stock is lower than the exercise price. The cash proceeds associated with the exercise of such warrants to purchase our common stock are contingent upon our stock price. The value of our common stock will fluctuate and may not align with the exercise price of such warrants at any given time. If such warrants are “out of the money,” meaning the exercise price is higher than the market price of our common stock, there is a high likelihood that warrant holders may choose not to exercise their warrants. As a result, we may not receive any proceeds from the exercise of such warrants.

Furthermore, with regard to certain warrants to purchase shares of our common stock that were issued in a private placement at the time of FACT’s IPO and warrants issued to certain selling securityholders in connection with conversion of working capital loans, it is possible that we may not receive cash upon their exercise, since these warrants may be exercised on a cashless basis. A cashless exercise allows warrant holders to convert the warrants into shares of our common stock without the need for a cash payment. Instead of paying cash upon exercise, the warrant holder would receive a reduced number of shares based on a predetermined formula. As a result, the number of shares issued through a cashless exercise will be lower than if the warrants were exercised on a cash basis, which could impact the cash proceeds we receive from the exercise of such warrants.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

[None].

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

[None].

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

[None].

ITEM 6. EXHIBITS

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date
2.1	Amended and Restated Business Combination Agreement, dated as of May 26, 2023, by and among Freedom Acquisition I Corp., Jupiter Merger Sub I Corp., Jupiter Merger Sub II LLC, Complete Solar Holding Corporation, and The Solaria Corporation	S-4	333-269674	2.1	May 31, 2023

2.2	Agreement and Plan of Merger, dated as of October 3, 2022, by and between Complete Solar Holding Corporation, Complete Solar Midco, LLC, Complete Solar Merger Sub, Inc., The Solaria Corporation, and Fortis Advisors LLC	S-4	333-269674	2.4	February 10, 2023

2.3	Asset Purchase Agreement dated September 19, 2023, by and among Complete Solaria, Inc., SolarCA, LLC, and Maxeon Solar Technologies, Ltd.	8-K	001-40117	2.1	2023-09-21

3.1	Certificate of Incorporation of Complete Solaria	8-K	001-40017	3.1	2023-07-21

3.2	Bylaws of Complete Solaria	8-K	001-40017	3.2	2023-07-21

4.1	Form of Replacement Warrant	8-K	001-40117	4.1	2023-10-12

4.2	Form of First Amendment to Replacement Warrant	8-K	001-40117	4.2	2023-10-12

4.3	Amended and Restated Registration Rights Agreement, dated July 18, 2023, by and among the Company and certain other stockholders party thereto	8-K	001-40117	4.1	2023-07-24

4.4	Warrant Agreement, dated February 25, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-40117	4.1	2021-03-2

10.1	Form of Amendment to SAFE (2024)	8-K	001-40017	10.1	2024-04-22

10.2*	Executive Employment Agreement, dated April 24, 2024, between the Company and Brian Wubbels.

10.3	Form of Common Stock Purchase Agreement, dated May 1, 2024.	8-K	001-40017	10.1	2024-05-02

10.4	Form of Sandia Second Amendment to Forward Purchase Agreement.	8-K	001-40017	10.1	2024-05-14

10.5	Form of Polar Second Amendment to Forward Purchase Agreement.	8-K	001-40017	10.2	2024-05-14

10.6	Form of SAFE (May 2024)	8-K	001-40017	10.1	2024-05-17

10.7*	Separation Agreement with Chris Lundell, dated as of May 18, 2024

10.8*	Employment Agreement with Daniel Foley, dated June 7, 2024

10.9	Form of Sandia Third Amendment to Forward Purchase Agreement.	8-K	001-40017	10.1	2024-06-20

10.10	Form of Siemens v. Solaria Final Order.	8-K	001-40017	10.1	2024-06-21

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date
10.11	Form of Common Stock Warrant (2024)	8-K	001-40017	10.1	2024-06-24

10.12	Form of Statement of Work (2024)	8-K	001-40017	10.2	2024-06-24

10.13	Employment Extension Agreement, dated June 30, 2024, between Brian Wuebbels and the Company	8-K	001-40017	10.1	2024-07-05

10.14	Exchange Agreement, dated July 1, 2024.	8-K/A	001-40017	10.1	2024-07-09

10.15	Form of Convertible Note, dated July 1, 2024.	8-K/A	001-40017	10.2	2024-07-09

10.16	Form of Convertible Note Purchase Agreement, dated July 1, 2024.	8-K/A	001-40017	10.3	2024-07-09

10.17	Common Stock Purchase Agreement, dated July 16, 2024, by and between the Company and White Lion.	8-K	001-40017	10.1	2024-07-17

10.18	Amendment No. 1 to Common Stock Purchase Agreement, effective July 24, 2024, between the Company and White Lion.	8-K	001-400017	10.1	2024-07-26

10.19	Registration Rights Agreement, dated July 16, 2024, by and between the Company and White Lion.	8-K	001-40017	10.2	2024-07-17

10.20	OTC Equity Prepaid Forward Transaction Third Amendment, dated as of July 17, 2024, by and between Polar Multi-Strategy Master Fund and the Company	POS AM	333-273820	10.47	2024-07-19

10.21	Asset Purchase Agreement, dated as of August 5, 2024, by and among the Company, SunPower Corporation and its subsidiaries named therein.	8-K	001-40017	10.1	2024-08-06

31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	Inline XBRL Document Set for the consolidated condensed financial statements and accompanying notes in Consolidated Condensed Financial Statements and Supplemental Details

104*	Cover Page Interactive Data File - formatted in Inline XBRL and included as Exhibit 101

*	Filed herewith
**	Furnished herewith

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Complete Solaria, Inc.

Date: August 14, 2024	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer and Executive Chairman

Date: August 14, 2024	By:	/s/ Daniel Foley
Daniel Foley
Chief Financial Officer